Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the Third Quarter of 2021

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2021, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of November 3, 2021, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2021 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 115 to 132. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended

December 31, 2020, the related annual MD&A included in the 2020 Annual Report, and the most recent Form 40–F/ Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “contemplate” “vision”, “aim”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including timing of the continued production ramp-up at Bulyanhulu and life of mine plans at Carlin and Bulyanhulu; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccination initiatives; the results of the Goldrush Feasibility Study, including projected capital estimates, anticipated permitting timelines and investment returns related to the Goldrush Project, as well as opportunities for enhancements; our plans and expected completion and benefits of our growth projects, including the Goldrush Project and construction of the twin exploration declines, Turquoise Ridge Third Shaft, Pueblo Viejo plant expansion and mine life extension project, Bulyanhulu production ramp-up and feasibility study, Zaldívar chloride leach project, and Veladero power transmission project; capital expenditures related to upgrades and ongoing management initiatives, including at North Mara; Barrick’s global exploration strategy and planned exploration activities; the impact of Nevada’s new mining excise tax on Nevada Gold Mines and of proposed changes to the U.S. General Mining Law; the timeline for execution of definitive agreements and formation of a new joint venture to implement the Framework Agreement between Papua New Guinea and Barrick Niugini Limited (“BNL”) and the timeline for resolution of outstanding tax audits with Papua New Guinea’s Internal Revenue Commission (“IRC”); the duration of the temporary suspension of operations at Porgera and timeline to recommence operations; administrative steps required prior to the distribution of cash and equivalents held at Kibali in banks in the Democratic Republic of Congo; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships, including the expected benefits of the South Arturo asset exchange; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets, tailings storage facility management and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

BARRICK THIRD QUARTER 2021	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals, including the issuance of a Record of Decision for the Goldrush Project and/or whether the Goldrush Project will be permitted to advance as currently designed under its Feasibility Study; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2021	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 81 to 106. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 107. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

26 Overview
26 Financial and Operating Highlights
29 Key Business Developments
31 Environmental, Social and Governance
35 Outlook
37 Production and Cost Summary

39 Operating Performance
40 Nevada Gold Mines
42 Carlin
44 Cortez
46 Turquoise Ridge
48 Other Mines - Nevada Gold Mines
49 Pueblo Viejo
51 Loulo-Gounkoto
53 Kibali
55 Veladero
57 North Mara
59 Bulyanhulu
61 Other Mines - Gold
62 Other Mines - Copper

63 Growth Projects

64 Exploration and Mineral Resource Management

69 Review of Financial Results
69 Revenue
71 Production Costs
72 Capital Expenditures
72 General and Administrative Expenses
Exploration, Evaluation and Project
73 Expenses
73 Finance Costs, Net
AdditionalSignificant Statement of Income
74 Items
74 Income Tax Expense

76 Financial Condition Review
76 Balance Sheet Review
76 Shareholders’ Equity
76 Financial Position and Liquidity
77 Summary of Cash Inflow (Outflow)

79 Commitments and Contingencies

80 Review of Quarterly Results

80 Internal Control over Financial Reporting and
DisclosureControls and Procedures

IFRSCritical Accounting Policies and
81 Accounting Estimates

81 Non-GAAP Financial Performance Measures

107 Technical Information

107 Endnotes

115 Financial Statements

120 Notes to Consolidated Financial Statements

BARRICK THIRD QUARTER 2021	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

			For the three months ended			For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Financial Results ($ millions)

Revenues	2,826	2,893	(2)%	3,540	(20)%	8,675	9,316	(7)%

Cost of sales	1,768	1,704	4%	1,927	(8)%	5,184	5,603	(7)%

Net earnings[a]	347	411	(16)%	882	(61)%	1,296	1,639	(21)%

Adjusted net earnings[b]	419	513	(18)%	726	(42)%	1,439	1,426	1%

Adjusted EBITDA[b]	1,669	1,719	(3)%	2,223	(25)%	5,188	5,386	(4)%

Adjusted EBITDA margin[c]	59%	59%	0%	63%	(6)%	60%	58%	3%

Minesite sustaining capital expenditures[d]	386	452	(15)%	415	(7)%	1,242	1,205	3%

Project capital expenditures[d]	179	203	(12)%	126	42%	513	287	79%

Total consolidated capital expenditures[d,e]	569	658	(14)%	548	4%	1,766	1,508	17%

Net cash provided by operating activities	1,050	639	64%	1,859	(44)%	2,991	3,779	(21)%

Net cash provided by operating activities margin[f]	37%	22%	68%	53%	(30)%	34%	41%	(17)%

Free cash flow[b]	481	(19)	2,632%	1,311	(63)%	1,225	2,271	(46)%

Net earnings per share (basic and diluted)	0.20	0.23	(13)%	0.50	(60)%	0.73	0.92	(21)%

Adjusted net earnings (basic)[b] per share	0.24	0.29	(17)%	0.41	(41)%	0.81	0.80	1%

Weighted average diluted common shares
(millions of shares)	1,779	1,779	0%	1,778	0%	1,779	1,778	0%
Operating Results

Gold production (thousands of ounces)[g]	1,092	1,041	5%	1,155	(5)%	3,234	3,554	(9)%

Gold sold (thousands of ounces)[g]	1,071	1,070	0%	1,249	(14)%	3,234	3,693	(12)%

Market gold price ($/oz)	1,790	1,816	(1)%	1,909	(6)%	1,800	1,735	4%

Realized gold price[b,g] ($/oz)	1,771	1,820	(3)%	1,926	(8)%	1,789	1,748	2%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,122	1,107	1%	1,065	5%	1,101	1,054	4%

Gold total cash costs[b,g] ($/oz)	739	729	1%	696	6%	728	701	4%

Gold all-in sustaining costs[b,g] ($/oz)	1,034	1,087	(5)%	966	7%	1,046	984	6%

Copper production (millions of pounds)[g]	100	96	4%	103	(3)%	289	338	(14)%

Copper sold (millions of pounds)[g]	101	96	5%	116	(13)%	310	349	(11)%

Market copper price ($/lb)	4.25	4.40	(3)%	2.96	44%	4.17	2.65	57%

Realized copper price[b,g] ($/lb)	3.98	4.57	(13)%	3.28	21%	4.21	2.78	51%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.57	2.43	6%	1.97	30%	2.36	2.01	17%

Copper C1 cash costs[b,g] ($/lb)	1.85	1.83	1%	1.45	28%	1.75	1.52	15%

Copper all-in sustaining costs[b,g] ($/lb)	2.60	2.74	(5)%	2.31	13%	2.52	2.17	16%
	As at 9/30/21	As at 6/30/21	% Change	As at 9/30/20	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,154	5,152	0%	5,161	0%

Cash and equivalents	5,043	5,138	(2)%	4,744	6%

Debt, net of cash	111	14	693%	417	(73)%
a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $4 million and $11 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $3 million and September 30, 2020: $7 million and $16 million, respectively).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2021	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION (thousands of ounces)

1,155
1,206
1,101
1,041
1,092
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021

COPPER PRODUCTION (millions of pounds)

103
119
93
96
100
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021

GOLD COST OF SALES[a], TOTAL CASH COSTS[b], AND ALL-IN SUSTAINING COSTS[b] ($ per ounce)

1,065
966
696
1,065
929
692
1,073
1,018
716
1,107
1,087
729
1,122
1,034
739
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[a], C1 CASH COSTS[b], AND ALL-IN SUSTAINING COSTS[b] ($ per pound)

1.97
2.31
1.45
2.06
2.42
1.61
2.11
2.26
1.60
2.43
2.74
1.83
2.57
2.60
1.85
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Cost of sales
C1 cash costs
AISC

ADJUSTED EBITDA[b] AND ADJUSTED EBITDA MARGIN[c]

63%
64%
61%
59%
59%
2,223
2,106
1,800
1,719
1,669
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Adjusted EBITDA ($ millions)
Adjusted EBITDA Margin (%)

ATTRIBUTABLE CAPITAL EXPENDITURES ($ millions)

436
445
424
518
456
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Minesite sustaining
Project

OPERATING CASH FLOW AND FREE CASH FLOW[b]

$1,909
$1,874
$1,794
$1,816
$1,790
1,859
1,311
1,638
1,092
1,302
763
639
(19)
1,050
481
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

SHAREHOLDER DISTRIBUTIONS[d,e] (cents per share)

14
14
14
9
9
9
9
9
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Dividend
Return of Capital

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Dividend per share declared in respect of the stated period. Return of capital distribution is to be paid contemporaneously with the dividend for that period.
e.	Return of capital distribution per share for Q3 2021 is an estimate based on the issued and outstanding shares as of September 30, 2021, and is subject to change.

BARRICK THIRD QUARTER 2021	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2021 versus June 30, 2021

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended September 30, 2021 were $347 million compared to $411 million in the prior quarter. The decrease was primarily due to a lower realized gold price1 of $1,771 per ounce in the three months ended September 30, 2021 compared to $1,820 per ounce in the prior quarter, and a lower realized copper price1 of $3.98 per pound in the three months ended September 30, 2021 compared to $4.57 per pound in the prior quarter. This was combined with higher cost of sales per ounce/pound2, and partially offset by higher copper sales volume.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $419 million for the three months ended September 30, 2021 were 18% lower than the prior quarter. The decrease was primarily due to lower realized gold and copper prices1, as described above, and slightly higher gold cost of sales per ounce2 than the prior quarter, mainly due to the impact of lower grades primarily at Loulo-Gounkoto and lower by-product credits at Phoenix resulting from a weaker copper price. This was further impacted by higher copper cost of sales per pound2 of 6% primarily due to higher depreciation, combined with slightly higher C1 cash costs1, mainly due to lower mill and equipment availability at Lumwana and lower gold by-product credits at Jabal Sayid. This was partially offset by lower maintenance costs at Zaldívar. Gold sales volume remained relatively in line with the prior quarter, while copper sales volumes were higher due to incremental increases across all sites.

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2021 versus September 30, 2020

Net earnings for the third quarter of 2021 were $347 million compared to $882 million in the same prior year period. The decrease was primarily due to a lower realized gold price1 of $1,771 per ounce in the three months ended September 30, 2021 compared to $1,926 per ounce in the same prior year period. This was combined with lower gold and copper sales volumes and higher cost of sales per ounce/pound2. Net earnings were positively impacted by a higher realized copper price1 of $3.98 per pound in the three months ended September 30, 2021 compared to $3.28 per pound in the same prior year period.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $419 million in the third quarter of 2021 were $307 million lower than the same prior year period. The decrease was primarily due to a lower realized gold price1, as described above. This was combined with lower gold sales volume, primarily as a result of the mechanical mill failure at Carlin’s Goldstrike roaster on May 26, 2021 which negatively impacted production in the current quarter, combined with lower grades and throughput at Tongon reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023 and fewer tonnes mined at Hemlo. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Gold sales volumes in the same prior year period were positively impacted by the re-commencement of exports of concentrate that had been stockpiled in Tanzania. Adjusted net earnings1 was also impacted by lower copper sales volume primarily due to lower grades processed and lower throughput at Lumwana.

The significant adjusting item in the three months ended September 30, 2021 was:

∎	$45 million in significant tax adjustments mainly relating to the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances.

Refer to page 82 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2021 versus September 30, 2020

Net earnings for the nine months ended September 30, 2021 were $1,296 million compared to $1,639 million in the same prior year period. The decrease was mainly due to:

∎

a net impairment reversal of $111 million ($332 million before tax) resulting from the agreement with the Government of Tanzania being signed and made effective in the first quarter of 2020 occurring in the prior year period;

∎	a gain of $104 million (no tax impact) on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. occurring in the prior year period;
∎	a gain of $54 million (no tax impact) on the sale of Massawa occurring in the prior year period; and
∎

$154 million in current year significant tax adjustments mainly due to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions compared to $(117) million of prior year significant tax adjustments related to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania; partially offset by:

∎	an impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest in the Lagunas Norte mine, occurring in the current year.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $1,439 million for the nine months ended September 30, 2021 were $13 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to a higher realized copper price1 of $4.21 per pound for the nine months ended September 30, 2021 compared to $2.78 per pound in the same prior year period and to a lesser extent, a higher realized gold price1 of $1,789 per ounce in the nine months ended September 30, 2021 compared to $1,748 per ounce in the same prior year period. This was largely offset by lower gold sales volumes, primarily as a result of the mechanical mill failure at Carlin’s Goldstrike roaster, Porgera being placed on care and maintenance on April 25, 2020, reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitioned to Phase 6 of the leach

  Numerical annotations throughout the text of this document refer to the endnotes found on page 107.

BARRICK THIRD QUARTER 2021	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

pad, and lower grades and throughput at Tongon reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Gold sales volumes in the same prior year period were positively impacted by the re-commencement of exports of concentrate that had been stockpiled in Tanzania. Adjusted net earnings1 was also impacted by lower copper sales volume, mainly due to lower grades processed and throughput at Lumwana.

Refer to page 82 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2021 versus June 30, 2021

In the three months ended September 30, 2021, we generated $1,050 million in operating cash flow, compared to $639 million in the prior quarter. The increase of $411 million was primarily due to a favorable movement in working capital, mainly in accounts payable, other current assets and inventory. This was combined with lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4. Operating cash flow was further impacted by higher copper sales volumes, partially offset by lower realized gold and copper prices1 and higher total cash costs/C1 cash costs per ounce/pound1.

For the three months ended September 30, 2021, we recorded free cash flow1 of $481 million, compared to negative free cash flow1 of $19 million in the prior quarter, reflecting higher operating cash flows and lower capital expenditures. In the third quarter of 2021, capital expenditures on a cash basis were $569 million compared to $658 million in the prior quarter due to a decrease in both minesite sustaining and project capital expenditures. Lower minesite sustaining capital expenditures compared to the prior quarter were mainly due to the purchase of an oxygen plant at Carlin’s Goldstrike autoclave in the prior quarter, which was previously owned by a third party, lower capitalized drilling and waste stripping at Loulo-Gounkoto, and at Veladero, where the development of the Phase 6 leach pad expansion was completed in the prior quarter. The decrease in project capital expenditures mainly relates to the Pueblo Viejo plant expansion and mine life extension project.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2021 versus September 30, 2020

In the third quarter of 2021, we generated $1,050 million in operating cash flow, compared to $1,859 million in the same prior year period. The decrease of $809 million was primarily due to a lower realized gold price1 and lower gold and copper sales volumes. This was further impacted by higher cash taxes paid and higher total cash costs/C1 cash costs per ounce/pound1.

In the third quarter of 2021, we generated free cash flow1 of $481 million compared to $1,311 million in the same prior year period. The decrease primarily reflects lower operating cash flows and slightly higher capital expenditures. In the third quarter of 2021, capital expenditures on a cash basis were $569 million compared to $548 million in the third quarter of 2020. The increase in capital expenditures of $21 million was primarily due to higher project capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project, and the development of the third underground mine at Loulo-Gounkoto. This was partially offset by a decrease in minesite sustaining capital expenditures, primarily due to lower capitalized drilling and waste stripping at Loulo-Gounkoto.

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2021 versus September 30, 2020

For the nine months ended September 30, 2021, we generated $2,991 million in operating cash flow, compared to $3,779 million in the same prior year period. The decrease of $788 million was primarily due to higher cash taxes paid, lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was partially offset by higher realized gold and copper prices1.

For the nine months ended September 30, 2021, we generated free cash flow1 of $1,225 million compared to $2,271 million in the same prior year period. The decrease primarily reflects lower operating cash flows and higher capital expenditures. In the nine months ended September 30, 2021, capital expenditures on a cash basis were $1,766 million compared to $1,508 million in the same prior year period, primarily due to higher project capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project, and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Veladero relating to the Phase 6 leach pad expansion, at Carlin due to an increase in capitalized waste stripping as well as the purchase of an oxygen plant at the Goldstrike autoclave. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized waste stripping at Cortez and our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period at North Mara.

Key Business Developments

Covid-19 Pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Barrick has a strong culture of caring for the welfare of its employees and communities. Our well-established prevention practices and procedures, as well as the experience we gained in past years from dealing with two Ebola outbreaks around our African operations, has assisted us with managing this unprecedented challenge. We continue to work actively in supporting government responses to the Covid-19 pandemic including vaccination programs, as well as financially and by using our supply chain to secure key supplies for the benefit of the communities in which we operate.

Our preference for employing local nationals where we operate rather than expatriates, means that we are not dependent upon a workforce traveling to site on a regular basis from other parts of the globe. We continue to enforce certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of

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Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site delaying the commissioning of the Phase 6 leach pad. Hemlo also experienced a slower ramp-up of underground development in 2021 due to Covid-19 movement restrictions.

Our ongoing vigilance around social distancing, screening and contact tracing has allowed our sites to continue to produce and sell their production as well as keep our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the continued delivery of strong operating cash flow since the onset of the pandemic.

We believe that our focus on strengthening our balance sheet in recent years has given us the financial flexibility to endure any short-term impacts to our operations, while supporting our strategy of participating in our industry’s inevitable consolidation. We have $5.0 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute our strategic goals.

Although the global rollout of vaccination programs is progressing, we recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm and take advantage of any value opportunities should they present themselves.

Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021 while the second tranche was paid on September 15, 2021 to shareholders of record at the close of business on August 31, 2021. The remaining distribution of $250 million is expected to be paid on December 15, 2021, to shareholders of record at the close of business on November 30, 2021.

This return of capital distribution demonstrates Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy stated at the time of the Randgold merger announcement in September 2018. Since that time, the quarterly dividend has tripled and together with this capital distribution, establishes one of the industry’s leading returns for shareholders in 2021.

Sale of Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

Acquisition of South Arturo Non-Controlling Interest

On September 7, 2021, Barrick announced it had entered into a definitive asset exchange agreement (the “Exchange Agreement”) with i-80 Gold Corp. (“i-80 Gold”) to acquire the 40% interest in South Arturo that Nevada Gold Mines (“NGM”) did not already own, as well as a low-cost option to acquire the adjacent Rodeo Creek exploration property, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which are currently in care and maintenance. The exchange transaction closed on October 14, 2021.

The Exchange Agreement provides for payment to NGM of contingent consideration of up to $50 million based on mineral resources from the Lone Tree property. In connection with the asset exchange, NGM also entered into toll-milling agreements providing i-80 Gold with interim processing capacity at NGM’s autoclave facilities until the earlier of the three-year anniversary of the asset exchange and the date on which the Lone Tree facility is operational, and separately at NGM’s roaster facilities for a 10-year period. In addition, each party assumed the environmental liabilities and closure bonding for their acquired properties.

NGM is expected to recognize a gain in the fourth quarter of 2021 in relation to the disposition of Lone Tree. In addition, the difference between the carrying value of the South Arturo non-controlling interest and the fair value of the transaction will be recorded as a loss in equity in the fourth quarter.

Porgera Special Mining Lease Extension

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”).

Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL will retain operatorship of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:

∎	PNG stakeholders and BNL to share the economic benefits generated over the remaining life of mine on a 53%/47% basis in favor of the PNG stakeholders;
∎	BNL to finance the capital required to restart the mine;
∎	an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
∎	the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.

The parties are working towards the signing of definitive agreements, at which time, full mine

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recommencement work will begin. On October 15, 2021, the PNG government, Kumul Minerals Holdings Limited (a state-owned mining company) and BNL signed the first of these definitive agreements, the Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement implements certain commercial and financial terms of the Framework Agreement and will become effective upon signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. Porgera continues to be excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

Global Exploration Executive Changes

On November 1, 2021, after 33 years of distinguished service, Rob Krcmarov transitioned from his position as Executive Vice-President, Exploration to a new role as technical advisor to Barrick. During his career with the Company, Mr. Krcmarov has led teams that have discovered and delineated multiple ore bodies for Barrick including the world-class Goldrush deposit.

On November 3, 2021, Joel Holliday was appointed to the role of Executive Vice-President, Exploration, assuming leadership of Barrick’s global exploration team. Mr. Holliday has served as Barrick’s Senior Vice-President for Global Exploration since the merger with Randgold Resources. Prior to the merger, Mr. Holliday served as Randgold’s Group Executive Exploration.

North America Regional Management Changes

Catherine Raw, Chief Operating Officer, North America, has decided to return to the United Kingdom and as a result will be departing Barrick on December 31, 2021. Ms. Raw will remain in her role and will continue to lead Barrick’s North America region until her departure from the Company at the end of this year. Barrick will communicate a successor and any changes to its North American regional management structure in due course.

Environmental, Social and Governance (“ESG”)

At Barrick, sustainability is entrenched in our DNA.

Our sustainability strategy has four main pillars: (1) ensuring we respect human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

We implement this strategy by blending top-down accountability, with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance

The bedrock of our sustainability strategy is strong governance. We established the Environmental and Social Oversight Committee (“E&S Committee”) to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) Mine General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee to ensure the implementation of our sustainability policies and drive performance of our environmental, health and safety, corporate social responsibility, and human rights programs.

This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

Sustainability is a fundamental business priority for the company and we support the ongoing analysis of ESG performance as part of an investment thesis. We actively engage with the ESG ratings community and our investors to offer feedback and augment the information used to assess our company.

In 2019, we developed our own Sustainability Scorecard, which was an industry first. We believe that we, and the industry, best know and understand the sustainability issues most relevant to our industry. Our Sustainability Scorecard compares and ranks our performance against both our peers and our own objectives. This is then aggregated into an overall score. The aspects covered by the scorecard include: Health and Safety, Social and Economic Development, Human Rights, the Environment, as well as Governance.

For 2020, our performance on the scorecard accounted for 25% of the long-term incentive awards (up from 15% in 2019) for senior leaders as part of the Barrick Partnership Plan. Barrick received a B grade in 2020, unchanged from 2019 (on a scale where A represents top performance and E represents bottom performance).

Through 2021, we have continued to focus our efforts on sustainability aspects across all parts of the business, to deliver value to all our stakeholders, and we aim to improve our performance against the Sustainability Scorecard compared to 2020.

During the third quarter of 2021, we continued to engage with the ESG ratings community and in September, we hosted our third Annual ESG Roundtable. This virtual Roundtable was hosted by our President and Chief Executive Officer and our Group Sustainability Executive, and provided an overview of our sustainability strategy and

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performance to date as well as our plans for 2022 and beyond.

In addition, we engaged with the ESG ratings agencies on the challenges we experience in understanding their methodologies and how we can work to improve the relationship and lines of communication to ensure we provide them with the appropriate information to enable informed and up-to-date decisions and ratings of our business. This work will continue through the rest of 2021 and into 2022.

Human rights

Respect for human rights is a central part of our sustainability vision. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and facilitate access to remedies. Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles (“UNGP”) on Business and Human Rights, the Voluntary Principles on Security and Human Rights, and the OECD Guidelines for Multinational Enterprises.

Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, and disciplinary action and remedy.

We also expect the same standards from our suppliers, as our Supplier Code of Ethics incorporates human rights provisions. Responsibility for the oversight and implementation of our human rights compliance program sits with our Group Sustainability Executive, with support from our Senior Vice President Business Assurance, Risk and Business Integrity, as well as our Human Resources Executive.

In October 2021, we completed our first, post-Randgold merger, Human Rights report. This report details how we embed our human rights policy throughout the organization and our commitments at every site. The report follows the UNGP Reporting Framework and sets out the challenges faced and lessons learned as we work to continually improve our human rights performance.

We continue to undertake human rights assessments and during the third quarter of 2021, independent consultants completed a Human Rights risk assessment and Voluntary Principles training at the Loulo-Gounkoto Complex in Mali.

Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Every person going home safe and healthy every day.”

To achieve this, we continue to implement our “Journey to Zero Harm” initiative. This is focused on engagement with our workforce through Visible Felt Leadership, and by aligning and improving our standards across the group, ensuring accountability to our safety commitments, and ensuring our employees are fit for duty.

We have established site, regional and Group level targets for a range of leading and lagging safety indicators, including lost time injury rates, total injuries, and high potential incidents as well as senior safety interactions.

We report our safety performance quarterly as both part of our E&S Committee meetings and to the

Board’s Corporate Governance & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

We are on target to achieve our goal of certification of all operational sites to the internationally recognized ISO 45001 standard by the end of 2021. Our North America operations are currently undergoing their respective internal and external audits as part of the certification process.

Unfortunately, we had two fatalities during the third quarter of 2021. The first was on July 14, 2021, when an incident occurred at Hemlo which resulted in the tragic fatality of an employee from our underground mining contractor. The second was on September 1, 2021, when an incident at Tongon resulted in the tragic fatality of a drilling contractor.

We resolutely believe all incidents can be prevented, and that one fatality is one too many. Therefore, following the two tragic incidents during the third quarter of 2021, we have implemented a full review of our health and safety systems to ensure this does not occur again. The review includes a specific focus on ensuring our contractors and partners understand and implement our safety culture.

Our Lost Time Injury Frequency Rate (“LTIFR”)3 was 0.34 for the third quarter of 2021, up from 0.24 in the prior quarter. Our Total Reportable Incident Frequency Rate (“TRIFR”)3 for the third quarter of 2021 was 1.21, a decrease from the prior quarter of 1.59.

We continue to focus on safeguarding our employees and operations from Covid-19. Strict Covid-19 screening and prevention measures remain in place at our mine gates, including ‘test to enter’ policies at some higher risk operations. We are pleased that vaccines are now available in all our countries of operation and we are actively working with host governments to ensure adequate vaccination supply and to support vaccine roll-out. We have undertaken extensive vaccination awareness campaigns to encourage uptake of the vaccines by our employees. To date, approximately 33% of our workforce (employees and contractors) are fully vaccinated, and a further 14% are partially vaccinated.

Social

We regard our host communities and countries as important partners in our business. We understand that we are guests in these communities and are committed to contributing to their social and economic development. Our approach to our relationships with Indigenous partners is no different, and we create genuine partnerships that aim to build a long-term positive legacy within our host communities.

Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. The approach is encapsulated in three concepts: paying our fair share of taxes, prioritizing

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local hiring and buying, and investing in community led development.

Paying our fair share of taxes: the taxes, royalties and dividends we pay provide significant income for our host countries and help fund vital services and infrastructure. We report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”). Our comprehensive tax policy covers governance, tax risk management, tax planning principles, compliance, relationship with tax authorities and transparency and disclosure.

Prioritizing local hiring and buying: the employment opportunities created by our presence in a community is one of our largest social and economic contributions to our host communities and countries. Our aim is to maximize this contribution. We work to identify and nurture local talent at every level of our business through a range of skills and formal training.

Prioritizing local buying: we also strive to maximize the value that stays in our communities and countries of operation. So our procurement processes prioritize local companies, followed by those from the larger region or host country.

Investing in community-led development initiatives: we believe that no one knows the needs of local communities better than the communities themselves. That is why we established community development committees (“CDCs”) at every operating site. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders, community members, as well as representatives from local women and youth groups.

For the year to date, we have invested approximately $17.4 million in local community development projects, including the following:

∎

Nevada Gold Mines has partnered with the Boys & Girls Club to address childcare shortages in its local communities, namely Elko and Spring Creek. The Boys & Girls Club Spring Creek facility was the first project presented to NGM through the CDC, one of five set up in Nevada.

∎	At Pueblo Viejo, we have commissioned agribusiness projects in Monte Plata. Our pilot project is underway and the farm schools are starting imminently.
∎

We continue to grow the women-focused agribusiness at Lumwana. Currently, over 400 women are participating in a three hectare banana plantation, as well as a two hectare vegetable and fruit garden. The initiative includes a microfinance program and training.

Environment

Being responsible stewards of the environment is another pillar of our sustainability strategy. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to a changing climate, and protection of biodiversity are key focuses.

We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents year-to-date in 2021.

Climate Change

The Board’s Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our impacts on climate change; and (3) improve our disclosure on climate change.

Beyond our mine gates, we are also acutely aware of the impacts that climate change has on our host communities and countries, particularly developing nations who are often most vulnerable. As a responsible business, we have also focused our efforts on building resilience in our host communities and countries, just as we do for our business.

Tackling the climate crisis also requires collective action, which is why we were intimately involved in the development of the International Council on Mining and Metals’ (“ICMM”) Climate Change Position Paper, published on October 5, 2021, which commits members to climate action. In addition, we supported, as a member of the World Gold Council (“WGC”), collective industry disclosure in line with the recommendations of the Taskforce for Climate-related Financial Disclosures (“TCFD”) as published on September 10, 2021.

The action we have taken on each climate strategy pillar is described below.

Identify, understand and mitigate the risks associated with climate change

We continue to take steps to identify and manage risks, build resilience to climate change, as well as to position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes the scenario analysis which is being rolled out to all sites with an initial focus on our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits.

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Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Use questionnaires, which makes investor-relevant water use, emission and climate data widely available. We await the scoring of our CDP disclosures, which is due to be released by the CDP in the fourth quarter of 2021.

We continue to align our disclosures with the TCFD. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Emissions

As detailed in our 2020 Sustainability Report, Barrick has updated its GHG emissions reduction target to achieve a reduction of at least 30% by 2030, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.

Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

Water

Our commitment to responsible water use is codified in our Environmental Policy. We aim to deliver enough water for the effective operation of our mines, while protecting the quality and quantity of water available to host communities and other users in our watersheds. This requires us to minimize our use of water, control and manage our impacts on water quality, as well as engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Every mine has its own site-specific water management plan and water balance based on the ICMM’s Water Accounting Framework. We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

Our water recycling and reuse rate of 83% year-to-date in 2021 is above our annual target of 80%.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.

To date in 2021, independent reviews have been completed at Goldstrike, Cortez, Turquoise Ridge, Mercur and McLaughlin in North America, as well as North Mara and Bulyanhulu in Tanzania. Independent reviews will be undertaken during the fourth quarter of 2021 at Loulo, Tongon and Kibali.

We continue to progress our compliance to the Global Industry Standard for Tailings Management (“GISTM”), and have completed the consequence classification for a majority of sites. Sites are currently working to complete a gap assessment against the GISTM using the Conformance Protocols developed by the ICMM.

Biodiversity

We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments, through the implementation of the mitigation hierarchy. Our approach is informed by international best practice, such as the guidelines set by the International Union for the Conservation of Nature (“IUCN”) and ICMM, including their Mining and Protected Areas position statement.

To fulfil these commitments, we set a target for all our operational sites to develop and implement a Biodiversity Action Plan (“BAP”) by the end of 2021. We remain on track to achieve this goal.

As part of the BAP and following the mitigation hierarchy, we are in the process of developing biodiversity offset strategies at both Lumwana and Pueblo Viejo, as part of our commitment to achieve net-neutral biodiversity impact.

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Full Year 2021 Outlook

We continue to expect 2021 gold production to be in the range of 4.4 to 4.7 million ounces. This guidance is anchored by stable production from our six Tier One Gold Assets5 located across the US, the Dominican Republic, Mali and the Democratic Republic of the Congo. As previously guided, we continue to expect the Company’s gold production in the second half of 2021 to be higher than the first half and at Nevada Gold Mines, production is expected to be highest in the fourth quarter. Following the repair of the mill at the Goldstrike roaster late in the third quarter of 2021, both Carlin and Cortez are expected to be at the low end of their annual guidance ranges whereas Phoenix and Long Canyon are expected to be at the top end of their annual guidance ranges. As previously disclosed, operations at Turquoise Ridge were impacted by the extended planned maintenance shutdown of the Sage autoclave in the second quarter of 2021, while lower equipment availability and ventilation constraints impacted production in the third quarter. As such, 2021 production at Turquoise Ridge is expected to be below the annual guidance range of 390 to 440 thousand ounces, although we expect full year production for 2021 to be higher than the prior year.

Separately, Hemlo’s production over the last three quarters in 2021 has been impacted by lower grades mined from the underground, ongoing Covid-19 related restrictions which have slowed the ramp-up of underground development and, in the third quarter, an incident which resulted in the tragic fatality of an employee from our underground mining contractor. Consequently, production at Hemlo is expected to be below its annual guidance range of 200 to 220 thousand ounces at costs that are higher than guidance.

Across the rest of the group, our operations across the Latin America & Asia Pacific and Africa & Middle East regions are collectively expected to be at the top end of their annual production guidance ranges, with Loulo-Gounkoto and Veladero likely to be at the top end of their production guidance.

Our 2021 gold guidance continues to exclude Porgera. We intend to update our guidance to include Porgera following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

Our 2021 gold cost guidance remains unchanged, including cost of sales of $1,020 to $1,070 per ounce2, total cash costs of $680 to $730 per ounce1 and all-in sustaining costs of $970 to $1,020 per ounce1. These ranges are based on a gold price assumption of $1,700 per ounce (refer to our key assumptions). We have previously disclosed a sensitivity of approximately $4 per ounce on our 2021 gold cost metrics for every $100 per ounce change in the gold price, although this sensitivity did not factor in the recently enacted Nevada Mining Education Tax on gross proceeds which became effective from July 1, 2021. This new tax is expected to add approximately $8 per ounce on an annualized basis assuming a gold price assumption of $1,700 per ounce. Consequently, we expect to be at the high end of our cost guidance ranges for 2021 after adjusting for these impacts.

Our 2021 copper production is expected to be at the low end of the guidance range, whereas our copper cost metrics are expected to be at the top end of their guidance ranges, noting that these ranges for cost metrics are based on a copper price assumption of $2.75 per pound.

We continue to monitor the impact of the Covid-19 pandemic and the emergence of new strains of the virus. Our 2021 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to contain the spread of the virus.

Notwithstanding the risks discussed above, 2021 Company guidance remains unchanged at this time.

Company Guidance	2021
($ millions, except per ounce/pound data)	Estimate
Gold production (millions of ounces)	4.40 - 4.70
Gold cost metrics
Cost of sales - gold ($/oz)	1,020 - 1,070
Total cash costs ($/oz)[a]	680 - 730
Depreciation ($/oz)	300 - 330
All-in sustaining costs ($/oz)[a]	970 - 1,020
Copper production (millions of pounds)	410 - 460
Copper cost metrics
Cost of sales - copper ($/lb)	1.90 - 2.10
C1 cash costs ($/lb)[a]	1.40 - 1.60
Depreciation ($/lb)	0.60 - 0.70
All-in sustaining costs ($/lb)[a]	2.00 - 2.20
Exploration and project expenses	280 - 320
Exploration and evaluation	230 - 250
Project expenses	50 - 70
General and administrative expenses	~190
Corporate administration	~130
Share-based compensation[b]	~60
Other expense	80 - 100
Finance costs, net	330 - 370
Attributable capital expenditures:
Attributable minesite sustaining	1,250 - 1,450
Attributable project	550 - 650
Total attributable capital expenditures	1,800 - 2,100
Effective income tax rate[c]	28% - 34%
Key assumptions (used for guidance)
Gold Price ($/oz)	1,700
Copper Price ($/lb)	2.75
Oil Price (WTI) ($/barrel)	60
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	100
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	750
EUR Exchange Rate (EUR:USD)	1.20

a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
b.	Based on a one-month trailing average ending December 31, 2020 of US$23.27 per share.
c.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2021	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Operating Division Guidance

Our 2021 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2021 forecast attributable production (000s ozs)	2021 forecast cost of sales[a] ($/oz)	2021 forecast total cash costs[b] ($/oz)	2021 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)[c]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)[d]	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[e]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[f,g,h]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

	2021 forecast attributable production (M lbs)	2021 forecast cost of sales[a] ($/lb)	2021 forecast C1 cash costs[b] ($/lb)	2021 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50

Total Copper[g]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 for more details.

d.	Includes Goldrush.
e.

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April 9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera’s future ownership and operation. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

f.	Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
g.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina and Lagunas Norte which are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021.

h.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2021	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold

	For the three months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	495	452	10%	538	(8)%

Cost of sales ($/oz)	1,123	1,111	1%	1,060	6%

Total cash costs ($/oz)[b]	734	717	2%	723	2%

All-in sustaining costs ($/oz)[b]	975	1,014	(4)%	956	2%

Carlin (61.5%)[c]

Gold produced (000s oz)	209	190	10%	276	(24)%

Cost of sales ($/oz)	1,017	1,043	(2)%	985	3%

Total cash costs ($/oz)[b]	814	852	(4)%	800	2%

All-in sustaining costs ($/oz)[b]	1,124	1,310	(14)%	1,036	8%

Cortez (61.5%)[d]

Gold produced (000s oz)	130	110	18%	113	15%

Cost of sales ($/oz)	1,164	1,167	0%	1,062	10%

Total cash costs ($/oz)[b]	800	793	1%	763	5%

All-in sustaining costs ($/oz)[b]	1,065	1,029	3%	1,133	(6)%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	82	78	5%	76	8%

Cost of sales ($/oz)	1,169	1,131	3%	1,097	7%

Total cash costs ($/oz)[b]	788	752	5%	745	6%

All-in sustaining costs ($/oz)[b]	943	904	4%	805	17%

Phoenix (61.5%)

Gold produced (000s oz)	31	28	11%	30	3%

Cost of sales ($/oz)	1,777	1,864	(5)%	1,773	0%

Total cash costs ($/oz)[b]	499	279	79%	520	(4)%

All-in sustaining costs ($/oz)[b]	582	401	45%	659	(12)%

Long Canyon (61.5%)

Gold produced (000s oz)	43	46	(7)%	43	0%

Cost of sales ($/oz)	796	691	15%	877	(9)%

Total cash costs ($/oz)[b]	201	168	20%	212	(5)%

All-in sustaining costs ($/oz)[b]	251	191	31%	384	(35)%
Pueblo Viejo (60%)

Gold produced (000s oz)	127	117	9%	129	(2)%

Cost of sales ($/oz)	895	904	(1)%	791	13%

Total cash costs ($/oz)[b]	521	533	(2)%	450	16%

All-in sustaining costs ($/oz)[b]	728	723	1%	609	20%
Loulo-Gounkoto (80%)

Gold produced (000s oz)	137	143	(4)%	139	(1)%

Cost of sales ($/oz)	1,109	993	12%	1,088	2%

Total cash costs ($/oz)[b]	708	610	16%	682	4%

All-in sustaining costs ($/oz)[b]	1,056	1,073	(2)%	1,161	(9)%
Kibali (45%)

Gold produced (000s oz)	95	91	4%	91	4%

Cost of sales ($/oz)	987	1,038	(5)%	1,088	(9)%

Total cash costs ($/oz)[b]	597	645	(7)%	617	(3)%

All-in sustaining costs ($/oz)[b]	751	894	(16)%	817	(8)%
Veladero (50%)

Gold produced (000s oz)	48	31	55%	44	9%

Cost of sales ($/oz)	1,315	1,231	7%	1,136	16%

Total cash costs ($/oz)[b]	882	774	14%	708	25%

All-in sustaining costs ($/oz)[b]	1,571	1,698	(7)%	1,159	36%
Porgera (47.5%)[e]

Gold produced (000s oz)	—	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

BARRICK THIRD QUARTER 2021	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change
Tongon (89.7%)

Gold produced (000s oz)	41	48	(15)%	64	(36)%

Cost of sales ($/oz)	1,579	1,446	9%	1,329	19%

Total cash costs ($/oz)[b]	1,139	1,045	9%	731	56%

All-in sustaining costs ($/oz)[b]	1,329	1,162	14%	777	71%
Hemlo

Gold produced (000s oz)	26	42	(38)%	55	(53)%

Cost of sales ($/oz)	1,870	1,603	17%	1,257	49%

Total cash costs ($/oz)[b]	1,493	1,314	14%	1,099	36%

All-in sustaining costs ($/oz)[b]	2,276	1,937	18%	1,497	52%
North Mara (84%)

Gold produced (000s oz)	66	63	5%	67	(1)%

Cost of sales ($/oz)	993	975	2%	903	10%

Total cash costs ($/oz)[b]	796	816	(2)%	649	23%

All-in sustaining costs ($/oz)[b]	985	952	3%	758	30%
Buzwagi (84%)

Gold produced (000s oz)	4	19	(79)%	21	(81)%

Cost of sales ($/oz)	1,000	1,315	(24)%	907	10%

Total cash costs ($/oz)[b]	967	1,244	(22)%	687	41%

All-in sustaining costs ($/oz)[b]	970	1,242	(22)%	693	40%
Bulyanhulu (84%)

Gold produced (000s oz)	53	35	51%	7	657%

Cost of sales ($/oz)	1,073	1,164	(8)%	1,502	(29)%

Total cash costs ($/oz)[b]	724	776	(7)%	874	(17)%

All-in sustaining costs ($/oz)[b]	827	916	(10)%	913	(9)%
Total Attributable to Barrick[f]

Gold produced (000s oz)	1,092	1,041	5%	1,155	(5)%

Cost of sales ($/oz)[g]	1,122	1,107	1%	1,065	5%

Total cash costs ($/oz)[b]	739	729	1%	696	6%

All-in sustaining costs ($/oz)[b]	1,034	1,087	(5)%	966	7%

a.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 for more details.

d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.

Excludes Pierina, Lagunas Norte, Morila (40%) for all periods as these assets are producing incidental ounces while in closure or care and maintenance. Lagunas Norte was divested in June 2021 and Morila was divested in November 2020.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2021	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Copper

	For the three months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change
Lumwana

Copper production (millions lbs)	57	56	2%	62	(8)%

Cost of sales ($/lb)	2.54	2.36	8%	2.06	23%

C1 cash costs ($/lb)[a]	1.76	1.72	2%	1.49	18%

All-in sustaining costs ($/lb)[a]	2.68	2.92	(8)%	2.58	4%
Zaldívar (50%)

Copper production (millions lbs)	24	22	9%	24	0%

Cost of sales ($/lb)	3.13	3.56	(12)%	2.20	42%

C1 cash costs ($/lb)[a]	2.33	2.68	(13)%	1.64	42%

All-in sustaining costs ($/lb)[a]	2.77	3.15	(12)%	2.27	22%
Jabal Sayid (50%)

Copper production (millions lbs)	19	18	6%	17	12%

Cost of sales ($/lb)	1.51	1.47	3%	1.43	6%

C1 cash costs ($/lb)[a]	1.35	1.27	6%	1.14	18%

All-in sustaining costs ($/lb)[a]	1.55	1.39	12%	1.17	32%
Total Copper

Copper production (millions lbs)	100	96	4%	103	(3)%

Cost of sales ($/lb)[b]	2.57	2.43	6%	1.97	30%

C1 cash costs ($/lb)[a]	1.85	1.83	1%	1.45	28%

All-in sustaining costs ($/lb)[a]	2.60	2.74	(5)%	2.31	13%

a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2021	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Nevada Gold Mines (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	48,494	50,481	(4)%	56,896	(15)%	153,132	165,545	(7)%

Open pit ore	11,553	9,184	26%	9,630	20%	28,907	27,461	5%

Open pit waste	35,616	39,955	(11)%	45,974	(23)%	120,256	134,204	(10)%

Underground	1,325	1,342	(1)%	1,292	3%	3,969	3,880	2%

Average grade (grams/tonne)

Open pit mined	0.69	0.97	(29)%	1.39	(50)%	0.89	1.18	(24)%

Underground mined	9.28	8.89	4%	9.65	(4)%	9.13	9.76	(6)%

Processed	1.50	1.66	(9)%	2.13	(29)%	1.73	2.01	(14)%

Ore tonnes processed (000s)	14,697	12,316	19%	10,818	36%	37,038	32,456	14%

Oxide mill	2,991	3,118	(4)%	3,244	(8)%	9,280	9,687	(4)%

Roaster	1,108	975	14%	1,340	(17)%	3,480	3,754	(7)%

Autoclave	1,204	1,083	11%	1,314	(8)%	3,480	4,210	(17)%

Heap leach	9,394	7,140	32%	4,920	91%	20,798	14,805	40%

Recovery rate[b]	80%	79%	1%	79%	1%	79%	80%	(1)%

Oxide Mill[b]	79%	78%	1%	74%	7%	77%	73%	5%

Roaster	86%	86%	0%	86%	0%	86%	86%	0%

Autoclave	69%	69%	0%	68%	2%	69%	72%	(5)%

Gold produced (000s oz)	495	452	10%	538	(8)%	1,432	1,585	(10)%

Oxide mill	98	82	19%	72	35%	251	216	16%

Roaster	214	197	9%	288	(26)%	652	800	(19)%

Autoclave	102	97	6%	107	(5)%	308	357	(14)%

Heap leach	81	76	7%	71	14%	221	212	5%

Gold sold (000s oz)	485	455	7%	542	(11)%	1,428	1,592	(10)%

Revenue ($ millions)	891	865	3%	1,063	(16)%	2,645	2,835	(7)%

Cost of sales ($ millions)	544	509	7%	571	(5)%	1,561	1,644	(5)%

Income ($ millions)	333	350	(5)%	481	(31)%	1,058	1,154	(8)%

EBITDA ($ millions)[c]	495	500	(1)%	633	(22)%	1,512	1,598	(5)%

EBITDA margin[d]	56%	58%	(4)%	60%	(7)%	57%	56%	1%

Capital expenditures ($ millions)[e]	133	153	(13)%	153	(13)%	420	457	(8)%

Minesite sustaining	104	126	(17)%	118	(12)%	343	364	(6)%

Project	29	27	7%	35	(17)%	77	93	(17)%

Cost of sales ($/oz)	1,123	1,111	1%	1,060	6%	1,093	1,039	5%

Total cash costs ($/oz)[c]	734	717	2%	723	2%	712	714	0%

All-in sustaining costs ($/oz)[c]	975	1,014	(4)%	956	2%	973	964	1%

All-in costs ($/oz)[c]	1,035	1,074	(4%)	1,025	1%	1,027	1,023	0%

a.

Barrick is the operator of Nevada Gold Mines and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Nevada Gold Mines is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
d.	Represents EBITDA divided by revenue.
e.	Amounts presented exclude capitalized interest.

Nevada Gold Mines includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

Regulatory Matters

Nevada state tax

The Nevada Legislative Session ended on May 31, 2021 with the passing of Assembly Bill 495 (“AB495”), a new mining excise tax applied to gross proceeds. Importantly, the revenue generated by this new excise tax will be directed towards education. This new tax became effective on July 1, 2021 and is a tiered tax, with a highest rate of

1.1%, the first payment of which is expected in April 2022. The bill was a negotiated alternative to the three resolutions that were passed in the special session that commenced on July 31, 2020, none of which passed a second approval in the legislative session ended on May 31, 2021. This was a positive outcome and the result of months of negotiation between Barrick, the Nevada Mining Association, legislators, the Nevada Governor’s office and other key stakeholders.

A number of the rural Nevada counties and NGM had filed lawsuits in the Nevada District Court, challenging the constitutionality of the three resolutions from July 2020. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a

BARRICK THIRD QUARTER 2021	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. On February 24, 2021, Nevada Gold Mines filed an appeal to this decision to the Nevada Supreme Court. The Nevada Supreme court has ordered the appeal dismissed as moot and that the district court decision does not have precedential effect.

Federal tax and royalty

In July 2021, the U.S. Congress began discussing proposed changes to the General Mining Law of 1872 (“General Mining Law”) which governs mining activities on federal land in the United States. The General Mining Law incentivizes mining activity on federal lands by granting miners the right to prospect, explore, and mine while meeting all applicable environmental and other regulatory requirements, generating fees, taxable revenue, investment and employment benefiting the U.S. federal and state governments. Nevada Gold Mines conducts a portion of its mining activities on federal lands in Nevada pursuant to the General Mining Law.

The Build Back Better Act (the “Act”) introduced in the U.S. House of Representatives in September 2021 would, among other things, amend the General Mining Law to impose a royalty of 8% on gross income from mining claims subject to a plan of operations approved after the date of enactment of the Act, a royalty of 4% on gross income from mining claims subject to a plan of operations approved prior to the date of the Act, and a reclamation fee (known as a “dirt tax”) of 7 cents on every ton of earth moved in operations associated with mining. In October 2021, a hearing was held in the U.S. Senate to review the changes to the General Mining Law proposed in the Act. These proposed changes have not been introduced in the U.S. Senate and have not been enacted into law.

The Company is engaged in constructive discussions with legislators and affected stakeholders regarding the proposed changes to the General Mining Law included in the Act and is supporting updates that will result in a more secure legal framework for Barrick and the U.S. hardrock mining industry as a whole.

BARRICK THIRD QUARTER 2021	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	19,839	18,637	6%	20,147	(2)%	57,374	53,059	8%

Open pit ore	2,777	1,432	94%	2,092	33%	5,091	5,135	(1)%

Open pit waste	16,285	16,385	(1)%	17,234	(6)%	49,885	45,541	10%

Underground	777	820	(5)%	821	(5)%	2,398	2,383	1%

Average grade (grams/tonne)

Open pit mined	0.69	0.70	(1)%	2.62	(74)%	0.74	2.20	(66)%

Underground mined	8.98	8.43	7%	9.65	(7)%	8.72	9.56	(9)%

Processed	2.36	2.85	(17)%	3.93	(40)%	2.82	3.64	(23)%

Ore tonnes processed (000s)	4,627	3,256	42%	3,078	50%	10,909	9,142	19%

Oxide mill	629	686	(8)%	718	(12)%	2,064	2,151	(4)%

Roasters	817	712	15%	962	(15)%	2,587	2,600	0%

Autoclave	569	556	2%	724	(21)%	1,650	2,476	(33)%

Heap leach	2,612	1,302	101%	674	288%	4,608	1,915	141%

Recovery rate[b]	77%	76%	1%	78%	(1)%	77%	79%	(3)%

Roasters	85%	86%	(1)%	86%	(1)%	86%	86%	0%

Autoclave	48%	44%	7%	49%	(3)%	46%	59%	(23)%

Gold produced (000s oz)	209	190	10%	276	(24)%	628	764	(18)%

Oxide mill	12	9	33%	12	0%	28	29	(3)%

Roasters	164	147	12%	219	(25)%	499	570	(12)%

Autoclave	26	24	9%	36	(28)%	75	134	(44)%

Heap leach	7	10	(30)%	9	(22)%	26	31	(15)%

Gold sold (000s oz)	202	192	5%	275	(26)%	625	765	(18)%

Revenue ($ millions)	359	351	2%	524	(31)%	1,118	1,333	(16)%

Cost of sales ($ millions)	205	201	2%	271	(24)%	625	762	(18)%

Income ($ millions)	147	151	(3)%	247	(40)%	486	551	(12)%

EBITDA ($ millions)[c]	188	187	1%	297	(37)%	605	694	(13)%

EBITDA margin[d]	52%	53%	(2)%	57%	(9)%	54%	52%	4%

Capital expenditures ($ millions)	55	81	(32)%	59	(7)%	197	174	13%

Minesite sustaining	55	81	(32)%	59	(7)%	197	174	13%

Project	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	1,017	1,043	(2)%	985	3%	1,001	996	1%

Total cash costs ($/oz)[c]	814	852	(4)%	800	2%	808	807	0%

All-in sustaining costs ($/oz)[c]	1,124	1,310	(14)%	1,036	8%	1,152	1,055	9%

All-in costs ($/oz)[c]	1,124	1,310	(14)%	1,036	8%	1,152	1,055	9%

a.

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 for more details.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
d.	Represents EBITDA divided by revenue.

Safety and Environment

Carlin recorded two lost time injuries (“LTI”) during the third quarter of 2021 with a LTIFR3 of 0.97 per million hours worked. This compares to one LTI and a LTIFR3 of 0.44 in the prior quarter. The TRIFR3 for the third quarter of 2021 was 2.42 per million hours worked, a decrease from the prior quarter of 2.66. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Carlin’s income for the third quarter of 2021 was 3% lower than the prior quarter due to a lower realized gold price1,

partially offset by an increase in sales volume and a lower cost of sales per ounce2.

Gold production in the third quarter of 2021 was 10% higher compared to the prior quarter, mainly resulting from higher roaster throughput due to the previously disclosed annual maintenance shutdowns at both of the Carlin roasters in the second quarter. This improvement is partially offset by the mechanical mill failure at the Goldstrike roaster on May 26, 2021, which resulted in a 40% reduction in throughput for the remainder of the second quarter through September 2021. Repairs were completed by the end of the third quarter, and mitigating actions included the prioritizing of ore with higher

BARRICK THIRD QUARTER 2021	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

carbonaceous content for the majority of the third quarter to take advantage of extra retention time in the roasting circuit to deliver a higher recovery from this ore type. This has allowed us to optimize roaster throughput and recoveries that should positively impact the fourth quarter of 2021 and beyond. Higher grade underground ores were also stockpiled through the repair period and are expected to be processed in the fourth quarter of 2021. Total tonnes mined were 6% higher compared to the prior quarter, driven by the open pit. Open pit ore tonnes mined were 94% higher compared to the prior quarter, driven by an increase in heap leach ore mined from the Gold Star pit. Average open pit mined grade was in line with the prior quarter. Underground mined tonnes and grade were 5% lower and 7% higher, respectively, due to mine sequencing across the complex’s underground mines.

Cost of sales per ounce[2] and total cash costs per ounce[1] in the third quarter of 2021 were 2% and 4% lower, respectively, than the prior quarter due to continued cost discipline combined with the impact of higher sales volume. In the third quarter of 2021, all-in sustaining costs per ounce[1] were 14% lower than the prior quarter due to lower total cash costs per ounce[1] and lower minesite sustaining capital expenditures.

Capital expenditures in the third quarter of 2021 decreased by 32% compared to the prior quarter, due to the purchase of an oxygen plant at the Goldstrike autoclave during the prior quarter. The oxygen plant was previously owned by a third party and the purchase is expected to reduce operating costs going forward.

Q3 2021 compared to Q3 2020

Carlin’s income for the three month period ended September 30, 2021 was 40% lower than the same prior year period, mainly due to a decrease in sales volume combined with a lower realized gold price[1].

Gold production for the three month period ended September 30, 2021 was 24% lower compared to the same prior year period, mainly due to the mechanical mill failure at the Goldstrike roaster as described above. In addition, lower production from the Goldstrike autoclave was mainly driven by the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. Total tonnes mined were largely in line with the same prior year period. At the open pit mines, higher ore tonnes mined offset lower waste stripping. Waste stripping continued at the Goldstrike 5th NW layback whereas in the same prior year period, there was ore mining at the 4th NW layback in addition to stripping of the 5th NW layback. In the Gold Quarry and Gold Star open pits, mining continued to advance in ore, resulting in lower capitalized waste tonnes mined compared to the same prior year period. Average open pit mined grade decreased by 74%, due to the mining of a higher proportion of heap leach ore compared to the same prior year period. Underground tonnes mined and grade were slightly lower compared to the same prior year period, 5% and 7% respectively, driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

Cost of sales per ounce[2] and total cash costs per ounce[1] for the three month period ended September 30, 2021 were 3% and 2% higher, respectively, than the same prior year period, mainly due to a decrease in sales volume although this was largely mitigated through continued cost discipline. For the three month period ended September 30, 2021, all-in sustaining costs per ounce[1] increased by 8% compared to the same prior year period, primarily due to the impact of higher minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures for the three month period ended September 30, 2021 decreased by 7% as lower capitalized waste stripping was slightly offset by higher minesite sustaining capital expenditures and underground capital development.

YTD 2021 compared to YTD 2020

Carlin’s income for the nine month period ended September 30, 2021 was 12% lower than the same prior year period due to a decrease in sales volume, partially offset by a higher realized gold price[1].

Gold production for the nine month period ended September 30, 2021 was 18% lower compared to the same prior year period, mainly due to the mechanical mill failure at the Goldstrike roaster which negatively impacted production in the current period. In addition, lower production from the Goldstrike autoclave was mainly driven by the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. Total tonnes mined increased 8% compared to the same prior year period, mainly due to shorter hauls as the Goldstrike open pit has transitioned from mining ore from the 4th NW layback to stripping of the 5th NW layback. Open pit ore tonnes mined decreased by 1% compared to the same prior year period, due to the above mentioned transition to stripping at the Goldstrike open pit, partially offset by an increase in heap leach ore mined from Gold Quarry and Gold Star. Average open pit mined grade decreased by 66% due to the mining of a higher proportion of heap leach ore compared to the same prior year period. Underground tonnes mined were 1% higher compared to the same prior year period due to upgraded equipment and increased haulage capacity, while underground mined grade decreased by 9% driven by a change in the mix of ore sources across the different underground operations as per the mine plan.

Cost of sales per ounce[2] and total cash costs per ounce[1] for the nine month period ended September 30, 2021 were both in line with the same prior year period, with operating cost discipline offsetting the impact of lower sales volume. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce[1] increased by 9% compared to the same prior year period, primarily due to the impact of higher minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2021 increased by 13% mainly due to an increase in capitalized waste stripping and the purchase of an oxygen plant at the Goldstrike autoclave, which was previously owned by a third party and is expected to reduce operating costs going forward.

BARRICK THIRD QUARTER 2021	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5% basis)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	17,515	18,526	(5)%	20,494	(15)%	56,964	63,909	(11)%

Open pit ore	4,893	4,217	16%	2,755	78%	10,928	9,114	20%

Open pit waste	12,295	14,004	(12)%	17,480	(30)%	45,099	53,960	(16)%

Underground	327	305	7%	259	26%	937	835	12%

Average grade (grams/tonne)

Open pit mined	0.63	0.82	(23)%	0.47	35%	0.74	0.46	60%

Underground mined	9.40	8.45	11%	9.44	0%	8.82	10.16	(13)%

Processed	1.01	1.12	(10)%	1.34	(25)%	1.19	1.33	(10)%

Ore tonnes processed (000s)	5,917	4,668	27%	3,301	79%	12,920	10,466	23%

Oxide mill	667	652	2%	590	13%	1,875	1,874	0%

Roasters	291	263	11%	378	(23)%	893	1,154	(23)%

Heap leach	4,959	3,753	32%	2,333	113%	10,152	7,438	36%

Recovery rate	85%	84%	1%	82%	3%	83%	82%	1%

Oxide Mill	80%	80%	0%	73%	10%	79%	74%	7%

Roasters	89%	88%	2%	86%	4%	87%	87%	0%

Gold produced (000s oz)	130	110	19%	113	15%	340	373	(9)%

Oxide mill	52	43	22%	28	87%	131	84	56%

Roasters	50	50	0%	69	(28)%	153	230	(33)%

Heap leach	28	17	65%	16	75%	56	59	(6)%

Gold sold (000s oz)	126	110	15%	115	10%	338	375	(10)%

Revenue ($ millions)	226	202	12%	220	3%	607	649	(6)%

Cost of sales ($ millions)	147	129	14%	122	20%	403	349	15%

Income ($ millions)	77	72	7%	95	(19)%	198	293	(32)%

EBITDA ($ millions)[b]	123	113	9%	129	(5)%	324	395	(18)%

EBITDA margin[c]	54%	56%	(4)%	59%	(8)%	53%	61%	(13)%

Capital expenditures ($ millions)[d]	48	37	30%	67	(28)%	128	198	(35)%

Minesite sustaining	31	23	35%	39	(21)%	87	127	(31)%

Project	17	14	21%	28	(39)%	41	71	(42)%

Cost of sales ($/oz)	1,164	1,167	0%	1,062	10%	1,191	932	28%

Total cash costs ($/oz)[b]	800	793	1%	763	5%	816	660	24%

All-in sustaining costs ($/oz)[b]	1,065	1,029	3%	1,133	(6)%	1,094	1,026	7%

All-in costs ($/oz)[b]	1,199	1,156	4%	1,366	(12)%	1,216	1,214	0%
a.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	Amounts presented exclude capitalized interest.

Safety and Environment

There was one LTI at Cortez during the third quarter of 2021, which resulted in a LTIFR3 of 1.01 per million hours worked, compared to 0.00 in the prior quarter. The TRIFR3 was 3.04 per million hours worked in the third quarter of 2021, an increase from 2.03 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Cortez’s income for the third quarter of 2021 was 7% higher than the prior quarter due to increased sales volume, partially offset by a lower realized gold price1.

Gold production in the third quarter of 2021 was 19% higher compared to the prior quarter. This was primarily driven by higher heap leach production due to the processing of ore from the Crossroads and Pipeline open pits, as mining in the Pipeline open pit was re-established during the second quarter of 2021 following the previously disclosed geotechnical event at the end of the third quarter of 2020. The catch-up from these heap leach ounces will continue into the fourth quarter of 2021. In addition, higher oxide mill production was driven by an increase in grade and ore tonnes mined from Cortez Hills underground. Open pit ore tonnes mined were 16% higher compared to the prior quarter, driven primarily by the Crossroads open pit. Underground tonnes mined were 7% higher compared to the prior quarter due to higher underground tonnes mined from Cortez Hills as well as further advancement of Goldrush development. Mitigating actions taken at Cortez to offset the impact of the Goldstrike roaster mill failure

BARRICK THIRD QUARTER 2021	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

continued during the third quarter of 2021, including the prioritization of underground oxide ore for processing at the Cortez oxide mill. With the Goldstrike roaster now fully operational, Cortez ore through the roaster is forecasted to increase quarter on quarter.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 were consistent with the prior quarter primarily due to the sales mix, as the 65% increase in higher cost heap leach production was offset by the impact of increased sales volume. In the third quarter of 2021, all-in sustaining costs per ounce1 was 3% higher than the prior quarter driven by increased minesite sustaining capital expenditures.

Capital expenditures in the third quarter of 2021 were 30% higher than the prior quarter, due to both higher minesite sustaining capital expenditures and project capital expenditures. Minesite sustaining capital expenditures were 35% higher compared to the second quarter of 2021, primarily due to an increase in capitalized waste stripping. Higher project capital expenditures were due to the continued ramp up of development and exploration activity at Goldrush underground.

Q3 2021 compared to Q3 2020

Cortez’s income for the three month period ended September 30, 2021 was 19% lower than the same prior year period, primarily due to a lower realized gold price1 and a higher cost of sales per ounce2, partially offset by higher sales volume.

Gold production for the three month period ended September 30, 2021 was 15% higher than the same prior year period, primarily driven by higher oxide mill production due to an increase in grade and ore tonnes mined from the open pits and Cortez Hills underground. As described above, mitigating actions taken at Cortez to offset the impact of the Goldstrike roaster mill failure included the prioritization of underground oxide ore for processing at the Cortez oxide mill. In addition, higher heap leach production was due to increased grade and ore mined from Pipeline and Crossroads. Open pit ore tonnes mined was 78% higher compared to the same prior year period, driven by an increase in ore mined from the Crossroads open pit. Underground tonnes mined increased 26% over the same prior year period, driven by increased tonnage from Cortez Hills and development activity at Goldrush.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2021 were 10% and 5% higher, respectively, than the same prior year period, mainly due to the sales mix, as there was a 75% increase in higher cost heap leach production, which was slightly offset by increased sales volume. Higher cost of sales per ounce2 was also driven by higher depreciation expense. For the three month period ended September 30, 2021, all-in sustaining costs per ounce1 decreased by 6% compared to the same prior year period, driven by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2021 decreased by 28% from the same prior year period, due to both lower minesite sustaining and project capital expenditures. Minesite sustaining capital expenditures were 21% lower compared to the same prior year period, primarily due to a decrease in capitalized waste stripping as relatively more mining activity occurred in operating phases of the Crossroads and Pipeline pits. Lower project capital expenditures were due to lower cost development and exploration activities at Goldrush underground in the current quarter whereas in the same prior year period, activity mainly related to Goldrush twin decline development and the Cortez Hills Rangefront Decline project.

YTD 2021 compared to YTD 2020

Cortez’s income for the nine month period ended September 30, 2021 was 32% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the nine month period ended September 30, 2021 was 9% lower compared to the same prior year period, mainly due to a reduction in refractory ore processed at the Carlin roasters and lower heap leach production, partially offset by an increase in oxide mill production. Lower refractory ore tonnes were processed at the Carlin roasters as a result of the Goldstrike roaster mill failure, combined with displacement by higher grade Carlin refractory ore. Lower heap leach production in the current period was caused by the previously disclosed geotechnical event at the Pipeline open pit at the end of the third quarter of 2020. As described above, mining was only re-established in the Pipeline open pit during the second quarter of 2021. Higher ore tonnage placed on the heap leach during the third quarter of 2021 is expected to benefit the fourth quarter. These impacts were slightly offset by increased oxide mill production due to higher grade ore mined from the open pits and increased oxide ore production from Cortez Hills underground. Mitigating actions taken at Cortez to offset the impact of the Goldstrike roaster mill failure included the prioritization of underground oxide ore for processing at the Cortez oxide mill. Open pit ore tonnes mined increased 20% over the same prior year period largely due to increased ore production from the Crossroads open pit. Underground tonnes mined increased 12% over the same prior year period, mainly driven by increased underground development activity at Goldrush.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2021 were 28% and 24% higher, respectively, than the same prior year period, mainly due to the impact of lower sales volume and a higher proportion of higher cost open pit ounces than the same prior year period. Higher cost of sales per ounce2 was also driven by higher depreciation expense. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce1 increased by 7% compared to the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2021 were 35% lower than the same prior year period due to both lower minesite sustaining and project capital expenditures. Minesite sustaining capital expenditures were 31% lower compared to the same prior year period, primarily due to a decrease in capitalized waste stripping as relatively more mining activity occurred in operating phases of the Crossroads and Pipeline pits. Lower project capital expenditures were due to lower cost development and exploration activities at Goldrush underground in the current period whereas in the same prior year period, activity mainly related to Goldrush twin decline development, Goldrush power infrastructure, and the Cortez Hills Rangefront Decline project.

BARRICK THIRD QUARTER 2021	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the nine months ended

	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	1,581	3,125	(49)%	3,988	(60)%	8,275	11,603	(29)%

Open pit ore	785	1,042	(25)%	1,601	(51)%	2,985	3,703	(19)%

Open pit waste	575	1,866	(69)%	2,175	(74)%	4,656	7,239	(36)%

Underground	221	217	2%	212	4%	634	661	(4)%

Average grade (grams/tonne)

Open pit mined	1.36	1.74	(22)%	2.19	(38)%	1.69	2.25	(25)%

Underground mined	10.04	10.71	(6)%	9.89	1%	10.78	9.95	8%

Processed	2.94	2.98	(1)%	3.29	(11)%	3.11	3.41	(9)%

Ore tonnes processed (000s)	1,075	1,004	7%	968	11%	3,046	2,649	15%

Oxide Mill	105	99	6%	111	(5)%	309	338	(9)%

Autoclave	635	527	20%	590	8%	1,830	1,734	6%

Heap leach	335	378	(11)%	267	25%	907	577	57%

Recovery rate	82%	84%	(3)%	82%	0%	82%	83%	(1)%

Oxide Mill	84%	81%	4%	92%	(9)%	84%	88%	(5)%

Autoclave	82%	84%	(3)%	81%	0%	82%	83%	0%

Gold produced (000s oz)	82	78	5%	76	8%	252	239	5%

Oxide Mill	4	3	33%	4	0%	12	11	9%

Autoclave	76	73	5%	71	8%	233	222	5%

Heap leach	2	2	0%	1	100%	7	6	17%

Gold sold (000s oz)	82	79	3%	76	7%	253	242	5%

Revenue ($ millions)	146	145	1%	148	(1)%	456	421	8%

Cost of sales ($ millions)	95	90	6%	84	13%	278	258	8%

Income ($ millions)	51	55	(7)%	62	(18)%	178	157	13%

EBITDA ($ millions)[a]	82	84	(2)%	87	(6)%	270	238	13%

EBITDA margin[b]	56%	58%	(3)%	59%	(5)%	59%	57%	5%

Capital expenditures ($ millions)	21	21	0%	13	62%	62	41	51%

Minesite sustaining	12	12	0%	4	200%	33	18	83%

Project	9	9	0%	9	0%	29	23	26%

Cost of sales ($/oz)	1,169	1,131	3%	1,097	7%	1,098	1,066	3%

Total cash costs ($/oz)[a]	788	752	5%	745	6%	725	720	1%

All-in sustaining costs ($/oz)[a]	943	904	4%	805	17%	857	813	5%

All-in costs ($/oz)[a]	1,053	1,007	5%	929	13%	971	908	7%
a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
b.	Represents EBITDA divided by revenue.

Safety and Environment

There were three LTIs at Turquoise Ridge in the third quarter of 2021 which resulted in a LTIFR3 of 4.36, versus one LTI and a LTIFR3 of 1.36 per million hours worked in the prior quarter. The TRIFR3 for the third quarter of 2021 was 4.36 per million hours worked, an increase from the prior quarter of 2.08. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Turquoise Ridge’s income for the third quarter of 2021 was 7% lower than the prior quarter due to a higher cost of sales per ounce2 and a lower realized gold price1, partially offset by higher sales volume.

Gold production in the third quarter of 2021 was 5% higher than the prior quarter mainly due to higher throughput at the Sage autoclave following an extended planned maintenance shutdown completed during the prior quarter. Total tonnes mined decreased 49% compared to the prior quarter, driven by lower open pit production as the current phase of fresh ore mining ramps down and is scheduled for completion in the fourth quarter of 2021. Underground tonnes mined improved 2% compared to the prior quarter. Equipment reliability continued to impact performance in the third quarter of 2021 and we have taken actions together with Sandvik to mitigate this risk in the fourth quarter.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 were 3% and 5% higher, respectively, than the prior quarter due to the impact of lower grades and a higher proportion of higher cost open pit ounces than the prior period. All-in sustaining costs per ounce1 were 4% higher than the prior quarter, primarily reflecting higher total cash costs per ounce1.

Capital expenditures in the third quarter of 2021 were in line with the prior quarter as higher underground development was offset by lower open pit maintenance

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

components. Project capital expenditures at the Third Shaft were in line with the prior quarter.

Q3 2021 compared to Q3 2020

Turquoise Ridge’s income for the third quarter of 2021 was 18% lower than the same prior year period mainly due to a higher cost of sales per ounce2 and a lower realized gold price1, partially offset by higher sales volume.

Gold production for the three month period ended September 30, 2021 was 8% higher than the same prior year period, primarily due to throughput and efficiency gains at the Sage autoclave. Total tonnes mined were 60% lower relative to the same prior year period due to a decrease in open pit tonnes as the current phases of fresh ore mining near completion, scheduled for the fourth quarter of 2021. Underground tonnes mined increased as higher operating rates were partially offset by lower equipment availability and ventilation constraints.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2021 was 7% and 6% higher, respectively, than the same prior year period due to the impact of lower grades and a higher proportion of higher cost open pit ounces than the same prior year period. Cost of sales per ounce2 was further impacted by higher depreciation expense. All-in sustaining costs per ounce1 increased by 17%, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2021 increased by 62% compared to the same prior year period, mainly due to a ramp-up in minesite sustaining capital expenditures relating to underground equipment purchases and process efficiency related projects. Project capital expenditures at the Third Shaft were in line with the same prior year period.

YTD 2021 compared to YTD 2020

Turquoise Ridge’s income for the nine month period ended September 30, 2021 was 13% higher than the same prior year period, mainly due to higher sales volume and a higher realized gold price1.

Gold production for the nine month period ended September 30, 2021 was 5% higher compared to the same prior year period, primarily due to improved Turquoise Ridge underground grade, combined with improved throughput at the Sage autoclave. Total tonnes mined were down 29% relative to the same prior year period due to a decrease in open pit tonnes as the current phases of fresh ore mining near completion, scheduled for the fourth quarter of 2021. In addition, underground tonnes mined were down 4% relative to the same prior year period as higher operating rates were more than offset by lower equipment availability and ventilation constraints.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2021 were 3% and 1% higher, respectively, than the same prior year period due to the impact of lower grades and a higher proportion of higher cost open pit ounces than the same prior year period. Cost of sales per ounce2 was further impacted by higher depreciation expense. All-in sustaining costs per ounce1 increased by 5%, primarily due to higher minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2021 increased by 51% compared to the same prior year period, mainly due to a ramp up in minesite sustaining capital expenditures relating to underground equipment purchases and process efficiency related projects. This was combined with higher project capital expenditures related to the Third Shaft.

BARRICK THIRD QUARTER 2021	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

For the three months ended

	9/30/21					6/30/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/ oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	31	1,777	499	582	2	28	1,864	279	401	3

Long Canyon
(61.5%)	43	796	201	251	1	46	691	168	191	0
a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures.

Phoenix (61.5%)

Gold production for Phoenix in the third quarter of 2021 was 11% higher compared to the prior quarter, mainly driven by higher grade. A review of historic stockpiles enabled additional ounces to be identified and recovered during the third quarter of 2021. This is an ongoing exercise to unlock further value at Phoenix.

Cost of sales per ounce2 in the third quarter of 2021 was 5% lower mainly due to higher grade. Total cash costs per ounce1 in the third quarter of 2021 was 79% higher than the prior quarter driven primarily by lower by-product credits as a result of a lower copper price in the third quarter. In the third quarter of 2021, all-in sustaining costs per ounce1 were 45% higher than the prior quarter due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Long Canyon (61.5%)

Gold production for Long Canyon in the third quarter of 2021 was 7% lower compared to the prior quarter. This was primarily due to lower grade and a reduction in ore tonnes stacked, combined with higher stacking height leading to a longer leach cycle.

Cost of sales per ounce2 and total cash costs per ounce1 were 15% and 20% higher, respectively, than the prior quarter, primarily due to the impact of lower grade. All-in sustaining costs per ounce1 increased by 31% compared to the prior quarter, mainly due to higher total cash costs per ounce1 and slightly higher sustaining capital expenditures resulting from haul truck maintenance.

As previously disclosed, permitting activities for the mine life extension have been temporarily paused. A review seeking to optimize the project, including water management, was initiated during the second quarter of 2020 and remains ongoing.

BARRICK THIRD QUARTER 2021	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change

Open pit tonnes mined (000s)	5,926	6,500	(9)%	5,328	11%	19,061	14,014	36%

Open pit ore	2,464	1,880	31%	1,777	39%	6,480	3,873	67%

Open pit waste	3,462	4,620	(25)%	3,551	(3)%	12,581	10,141	24%

Average grade (grams/tonne)

Open pit mined	2.28	2.41	(6)%	2.61	(13)%	2.38	2.51	(5)%

Processed	3.07	3.27	(6)%	3.60	(15)%	3.29	3.50	(6)%

Autoclave ore tonnes processed (000s)	1,446	1,307	11%	1,281	13%	4,101	3,841	7%

Recovery rate	88%	85%	4%	89%	0%	87%	89%	(2)%

Gold produced (000s oz)	127	117	9%	129	(1)%	381	383	(1)%

Gold sold (000s oz)	125	118	7%	129	(2)%	384	388	(1)%

Revenue ($ millions)	227	222	2%	246	(8)%	695	663	5%

Cost of sales ($ millions)	112	106	6%	102	10%	333	321	4%

Income ($ millions)	113	111	2%	147	(23)%	355	341	4%

EBITDA ($ millions)[b]	150	144	4%	181	(17)%	462	440	5%

EBITDA margin[c]	66%	65%	2%	74%	(11)%	66%	66%	0%

Capital expenditures ($ millions)	73	85	(14)%	30	143%	217	68	219%

Minesite sustaining	24	21	14%	20	20%	69	52	33%

Project	49	64	(23)%	10	390%	148	16	825%

Cost of sales ($/oz)	895	904	(1)%	791	13%	869	825	5%

Total cash costs ($/oz)[b]	521	533	(2)%	450	16%	520	508	2%

All-in sustaining costs ($/oz)[b]	728	723	1%	609	20%	712	648	10%

All-in costs ($/oz)[b]	1,117	1,268	(12)%	697	60%	1,097	694	58%

[a].

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI at Pueblo Viejo during the third quarter of 2021, which resulted in a LTIFR3 of 0.30 per million hours worked, an increase compared to 0.00 in the prior quarter. The TRIFR3 for the third quarter of 2021 was 0.30 per million hours worked, compared to 0.60 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Pueblo Viejo’s income for the third quarter of 2021 was 2% higher than the prior quarter, mainly due to higher sales volume and lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production for the third quarter of 2021 was 9% higher than the prior quarter following the completion of a scheduled shutdown for annual plant maintenance in the second quarter of 2021 and improved recovery driven by the ore blend. This was partially offset by lower grades processed in line with the mine and stockpile processing plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2021 were 1% and 2% lower, respectively, than the prior quarter mainly due to the impact of higher recoveries, partially offset by higher fuel costs. For the third quarter of 2021, all-in sustaining costs per ounce1 were 1% higher than the prior quarter mainly due to higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.

Capital expenditures for the third quarter of 2021 decreased by 14% compared to the prior quarter, primarily due to lower project capital expenditures from the plant expansion and mine life extension project. Partially offsetting this, minesite sustaining capital expenditures were 14% higher than the prior quarter mainly related to the Llagal tailings storage facility.

Q3 2021 compared to Q3 2020

Pueblo Viejo’s income for the three month period ended September 30, 2021 was 23% lower than the same prior year period, driven by a lower realized gold price1, higher cost of sales per ounce2 and lower sales volume.

Gold production for the three month period ended September 30, 2021 was 1% lower than the same prior year period due to lower grades processed in line with the mine and stockpile processing plan, largely offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2021 were 13% and 16% higher, respectively, than the same prior year period due to lower capitalized stripping, lower third-party energy sales from our Quisqueya power plant and higher direct operating costs driven by higher fuel costs. Costs of sales per ounce2 was further impacted by an increase in depreciation expense. For the three month period ended September 30, 2021, all-in sustaining costs per ounce1 were 20% higher than the same prior year period due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

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Capital expenditures for the three month period ended September 30, 2021 increased by 143% compared to the same prior year period, primarily due to increased project capital expenditures incurred on the plant expansion and mine life extension project. This was combined with higher minesite sustaining capital expenditures mainly related to the Llagal tailings storage facility, partially offset by lower capitalized waste stripping.

YTD 2021 compared to YTD 2020

Pueblo Viejo’s income for the nine month period ended September 30, 2021 was 4% higher than the same prior year period, primarily due to a higher realized gold price1, partially offset by higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2021 was 1% lower than the same prior year period, primarily due to lower grades processed in line with the planned mining and stockpile feed sequence as well as lower recovery driven by the ore blend, largely offset by higher throughput.

Cost of sales per ounce2 for the nine month period ended September 30, 2021 was 5% higher than the same prior year period, mainly due to higher total cash costs per ounce1 as well as increased depreciation expense. Total cash costs per ounce1 was 2% higher compared to the same prior year period, mainly due to higher direct operating costs as a result of higher fuel costs, partially offset by higher silver by-product credits. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce1 increased by 10% compared to the same prior year period, primarily reflecting higher minesite sustaining capital expenditures and higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2021 increased by 219% compared to the same prior year period, primarily due to higher project capital expenditures relating to the plant expansion and mine life extension project, combined with higher minesite sustaining capital expenditures.

BARRICK THIRD QUARTER 2021	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	8,131	8,167	0%	8,145	0%	25,307	24,454	3%

Open pit ore	257	194	32%	155	66%	600	810	(26)%

Open pit waste	7,319	7,419	(1)%	7,416	(1)%	23,051	21,967	5%

Underground	555	554	0%	574	(3)%	1,656	1,677	(1)%

Average grade (grams/tonne)

Open pit mined	2.63	2.77	(5)%	2.07	27%	2.72	6.03	(55)%

Underground mined	4.65	5.13	(9)%	4.48	4%	4.80	4.29	12%

Processed	4.63	4.93	(6)%	4.74	(2)%	4.98	4.87	2%

Ore tonnes processed (000s)	1,011	1,001	1%	1,004	1%	2,996	2,957	1%

Recovery rate	91%	90%	1%	90%	1%	91%	91%	0%

Gold produced (000s oz)	137	143	(5)%	139	(2)%	434	421	3%

Gold sold (000s oz)	134	145	(7)%	136	(1)%	430	416	3%

Revenue ($ millions)	239	263	(9)%	264	(9)%	771	730	6%

Cost of sales ($ millions)	149	144	3%	149	0%	440	430	2%

Income ($ millions)	84	109	(23)%	92	(9)%	306	267	15%

EBITDA ($ millions)[b]	137	165	(17)%	147	(7)%	470	429	10%

EBITDA margin[c]	57%	63%	(10)%	56%	2%	61%	59%	4%

Capital expenditures ($ millions)	59	74	(20)%	71	(17)%	188	158	19%

Minesite sustaining	42	61	(31)%	62	(32)%	146	149	(2)%

Project	17	13	31%	9	86%	42	9	367%

Cost of sales ($/oz)	1,109	993	12%	1,088	2%	1,023	1,034	(1)%

Total cash costs ($/oz)[b]	708	610	16%	682	4%	640	646	(1)%

All-in sustaining costs ($/oz)[b]	1,056	1,073	(2)%	1,161	(9)%	1,014	1,031	(2)%

All-in costs ($/oz)[b]	1,184	1,160	2%	1,229	(4)%	1,111	1,053	5%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs recorded during the third quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 0.21 recorded in the prior quarter. The TRIFR3 for the third quarter of 2021 was 0.41 per million hours worked, a decrease from 1.71 recorded in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Loulo-Gounkoto’s income for the third quarter of 2021 was 23% lower than the prior quarter, primarily due to lower sales volume, higher cost of sales per ounce2, and a lower realized gold price1.

Gold production for the third quarter of 2021 was 5% lower than the prior quarter mainly due to lower grades processed in line with the mine plan, partially offset by higher throughput and recovery.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2021 were 12% and 16% higher, respectively, than the prior quarter mainly due to the impact of lower grades as well as higher power costs. The completion of an ongoing maintenance program on our power generators is expected to be completed in the fourth quarter of 2021, which should improve performance in

2022. For the third quarter of 2021, all-in sustaining costs per ounce1 was 2% lower than the prior quarter mainly due to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the third quarter of 2021 decreased by 20% compared to the prior quarter, driven by a decrease in minesite sustaining capital expenditures, partially offset by an increase in project capital expenditures. Lower minesite sustaining capital expenditure was due to lower capitalized drilling and lower capitalized waste stripping at the Gounkoto open pit. The increase in project capital expenditures was driven by the continued development of Gounkoto underground and increased spending on the expansion of power capacity.

Q3 2021 compared to Q3 2020

Loulo-Gounkoto’s income for the third quarter of 2021 was 9% lower than the same prior year period, primarily due to a lower realized gold price1, with slightly higher cost of sales per ounce2 and marginally lower sales volume.

Gold production in the three month period ended September 30, 2021 was 2% lower compared to the same prior year period, mainly due to lower grades processed, partially offset by marginally higher throughput and recovery.

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Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2021 were 2% and 4% higher, respectively, than the same prior year period, primarily due to higher power costs as well as lower grades. As described above, the completion of an ongoing maintenance program on our power generators is expected to be completed in the fourth quarter of 2021, which should improve performance in 2022. For the third quarter of 2021, all-in sustaining costs per ounce1 decreased by 9% compared to the same prior year period, reflecting lower minesite sustaining capital expenditures1, slightly offset by higher total cash costs per ounce1.

Capital expenditures in the three month period ended September 30, 2021 decreased by 17% compared to the same prior year period, driven by lower minesite sustaining capital expenditures, partially offset by higher project capital expenditures. Lower minesite sustaining capital expenditures were mainly due to lower capitalized waste stripping at the Gounkoto open pit and lower capitalized drilling, partially offset by an increase in underground development at the Yalea and Gara mines at Loulo. The increase in project capital expenditures was driven by the development of Gounkoto underground.

YTD 2021 compared to YTD 2020

Loulo-Gounkoto’s income for the nine month period ended September 30, 2021 was 15% higher than the same prior year period, primarily due to a higher realized gold price1, increased sales volume and slightly lower cost of sales per ounce2 .

Gold production in the nine month period ended September 30, 2021 was 3% higher compared to the same prior year period, primarily due to higher throughput and higher grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2021 were both slightly lower than the same prior year period. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce1 decreased by 2% compared to the same prior year period, reflecting marginally lower minesite sustaining capital expenditures and slightly lower total cash costs per ounce1.

Capital expenditures in the nine month period ended September 30, 2021 increased by 19% compared to the same prior year period, driven by higher project capital expenditures relating to the development of Gounkoto underground.

BARRICK THIRD QUARTER 2021	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	3,840	3,542	8%	3,405	13%	10,791	9,834	10%

Open pit ore	361	326	11%	380	(5)%	948	1,072	(12)%

Open pit waste	3,072	2,762	11%	2,569	20%	8,528	7,409	15%

Underground	407	454	(10)%	456	(11)%	1,315	1,353	(3)%

Average grade (grams/tonne)

Open pit mined	3.00	2.79	8%	2.40	25%	2.80	2.17	29%

Underground mined	5.89	5.58	6%	5.01	18%	5.54	5.14	8%

Processed	3.73	3.52	6%	3.67	2%	3.53	3.71	(5)%

Ore tonnes processed (000s)	872	896	(3)%	862	1%	2,662	2,557	4%

Recovery rate	90%	90%	0%	90%	0%	90%	89%	1%

Gold produced (000s oz)	95	91	4%	91	4%	272	272	0%

Gold sold (000s oz)	93	93	0%	91	2%	272	275	(1)%

Revenue ($ millions)	166	169	(2)%	176	(6)%	489	480	2%

Cost of sales ($ millions)	92	96	(4)%	99	(7)%	280	293	(4)%

Income ($ millions)	74	70	6%	74	0%	207	186	11%

EBITDA ($ millions)[b]	110	106	4%	117	(6)%	311	312	0%

EBITDA margin[c]	66%	63%	5%	66%	0%	64%	65%	(2)%

Capital expenditures ($ millions)	19	21	(10)%	14	36%	51	39	31%

Minesite sustaining	11	20	(45)%	14	(21)%	42	38	11%

Project	8	1	700%	0	100%	9	1	800%

Cost of sales ($/oz)	987	1,038	(5)%	1,088	(9)%	1,029	1,067	(4)%

Total cash costs ($/oz)[b]	597	645	(7)%	617	(3)%	643	606	6%

All-in sustaining costs ($/oz)[b]	751	894	(16)%	817	(8)%	833	776	7%

All-in costs ($/oz)[b]	838	900	(7)%	823	2%	867	781	11%

a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali recorded zero LTIs for the second consecutive quarter, which resulted in a LTIFR3 of 0.00 per million hours worked for the third quarter of 2021, consistent with the prior quarter. The TRIFR3 was 1.88 per million hours worked in the third quarter of 2021, an increase from 0.29 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Kibali’s income for the third quarter of 2021 was 6% higher than the prior quarter as a result of lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production for the third quarter of 2021 was 4% higher than the prior quarter, primarily benefiting from higher grades processed, partially offset by lower throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2021 were 5% and 7% lower, respectively, than the prior quarter, mainly from higher grades and lower energy costs due to increased hydroelectric power generation through the wet season. For the third quarter of 2021, all-in sustaining costs per ounce1 decreased by 16% compared to the prior quarter, mainly due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2021 were 10% lower compared to the prior quarter due to a reduction in minesite sustaining capital expenditures, partially offset by higher project capital expenditures. The lower minesite sustaining capital expenditures reflects reduced underground development at KCD, in line with the mine plan. The higher project capital expenditures related to the advancement of the Kalimva/ Ikamva and Pamao open pit projects.

Q3 2021 compared to Q3 2020

Kibali’s income for the three month period ended September 30, 2021 was in line with the same prior year period, as increased sales volume and reduced cost of sales per ounce2 were offset by a lower realized gold price1.

Gold production in the three month period ended September 30, 2021 was 4% higher than the same prior year period, mainly due to improved grades and throughput.

Cost of sales per ounce2 for the three month period ended September 30, 2021 was 9% lower than the same prior year period, mainly due to lower depreciation expense combined with lower total cash costs per ounce1. Total cash costs per ounce1 was 3% lower than the same prior year period, mainly due to the impact of higher grades

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processed, as well as lower royalty expense due to a lower realized gold price1. For the three month period ended September 30, 2021, all-in sustaining costs per ounce1 were 8% lower than the same prior year period, due to lower total cash costs per ounce1, combined with lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2021 were 36% higher compared to the same prior year period due to higher project capital expenditures, partially offset by a reduction in minesite sustaining capital expenditures. The lower minesite sustaining capital expenditures reflects reduced underground development at KCD, in line with the mine plan. The higher project capital expenditures related to the advancement of the Kalimva/Ikamva and Pamao open pit projects.

YTD 2021 compared to YTD 2020

Kibali’s income for the nine month period ended September 30, 2021 was 11% higher than the same prior year period due to a higher realized gold price1 and lower cost of sales per ounce2.

Gold production in the nine month period ended September 30, 2021 was in line with the same prior year period, as improved throughput and recovery was offset by lower grades processed.

Cost of sales per ounce2 for the nine month period ended September 30, 2021 was 4% lower than the same prior year period, mainly due to lower depreciation expense, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 was 6% higher than the same prior year period, mainly due to the impact of lower grades processed as well as increased labor and logistics costs, partially offset by improved recoveries. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce1 were 7% higher compared to the same prior year period, due to increased minesite sustaining capital expenditures, combined with higher total cash costs per ounce1.

Capital expenditures in the nine month period ended September 30, 2021 were 31% higher than the same prior year period, mainly due to higher project capital expenditures and higher minesite sustaining capital expenditures. Higher project capital expenditures related to the advancement of the Kalimva/Ikamva and Pamao open pit projects. Higher minesite sustaining capital expenditures were mainly related to grade control drilling, a tailings storage facility lift and capitalized waste stripping.

BARRICK THIRD QUARTER 2021	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Open pit tonnes mined (000s)	8,837	10,403	(15)%	6,930	28%	28,790	20,225	42%

Open pit ore	3,267	2,743	19%	3,385	(3)%	7,321	9,886	(26)%

Open pit waste	5,570	7,660	(27)%	3,545	57%	21,469	10,339	108%

Average grade (grams/tonne)

Open pit mined	0.69	0.79	(13)%	0.76	(9)%	0.74	0.79	(6)%

Processed	0.71	0.77	(8)%	0.79	(10)%	0.76	0.83	(9)%

Heap leach ore tonnes processed (000s)	3,126	3,241	(4)%	3,189	(2)%	7,672	9,041	(15)%

Gold produced (000s oz)	48	31	55%	44	9%	111	168	(34)%

Gold sold (000s oz)	44	48	(8)%	43	2%	123	135	(9)%

Revenue ($ millions)	81	91	(11)%	82	(1)%	229	234	(2)%

Cost of sales ($ millions)	58	60	(3)%	49	18%	153	159	(4)%

Income ($ millions)	24	29	(17)%	30	(20)%	75	70	7%

EBITDA ($ millions)[b]	41	49	(16)%	47	(13)%	123	122	1%

EBITDA margin[c]	51%	54%	(6)%	57%	(11)%	54%	52%	3%

Capital expenditures ($ millions)	29	44	(34)%	18	61%	114	78	46%

Minesite sustaining	29	44	(34)%	18	61%	114	63	81%

Project	0	0	0%	0	0%	0	15	(100)%

Cost of sales ($/oz)	1,315	1,231	7%	1,136	16%	1,241	1,180	5%

Total cash costs ($/oz)[b]	882	774	14%	708	25%	804	766	5%

All-in sustaining costs ($/oz)[b]	1,571	1,698	(7)%	1,159	36%	1,754	1,263	39%

All-in costs ($/oz)[b]	1,571	1,698	(7)%	1,159	36%	1,754	1,376	27%

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

Veladero had zero LTIs during the third quarter of 2021, resulting in a LTIFR3 of 0.00 per million hours worked, compared to 0.34 in the prior quarter. The TRIFR3 for the third quarter of 2021 was 0.64 per million hours worked, compared to 0.34 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents that occurred in March 2017, September 2016 and September 2015. Refer to note 18 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q3 2021 compared to Q2 2021

Veladero’s income for the third quarter of 2021 was 17% lower than the prior quarter, primarily due to lower sales volume, a lower realized gold price1, as well as higher cost of sales per ounce2.

Gold production in the third quarter of 2021 was 55% higher than the prior quarter due to the ramp-up of the Phase 6 leach pad. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021, while the mine transitioned to Phase 6. The Phase 6 leach pad expansion was successfully commissioned in the second quarter of 2021, in line with guidance. Gold sales were slightly lower than production in the third quarter of 2021 as we continue to manage the timing of our sales to minimize our exposure to local currency devaluation.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 increased by 7% and 14%, respectively, compared to the prior quarter. This was mainly due to the introduction in the third quarter of 2021 of a 1.5% royalty on the gross proceeds of sales under the Phase 6 Trust Environmental Impact Statement, as previously disclosed. Cost of sales per ounce2 and total cash costs per ounce1 were also impacted by lower capitalized stripping, preventative groundwater drilling activities and lower sales volume. This was partially offset by lower direct operating costs, mainly driven by lower camp costs as well as a decrease in health care and supplies expense relating to Covid-19. In the third quarter of 2021, all-in sustaining costs per ounce1 decreased by 7% compared to the prior quarter, primarily driven by lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures were 34% lower compared to the prior quarter, mainly as the development of the Phase 6 leach pad expansion was completed in the prior quarter, combined with lower capital related to the Veladero Power Transmission project as the project nears completion.

BARRICK THIRD QUARTER 2021	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2021 compared to Q3 2020

Veladero’s income for the three month period ended September 30, 2021 was 20% lower compared to the same prior year period, mainly due to a lower realized gold price1 and higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2021 was 9% higher than the same prior year period, primarily due to the ramp-up of the Phase 6 leach pad as described above.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2021 were 16% and 25% higher, respectively, compared to the same prior year period, mainly due to the introduction of a 1.5% royalty on the gross proceeds of sales under the Phase 6 Trust Environmental Impact Statement, as described above, partially offset by the impact of higher sales volume. For the three month period ended September 30, 2021, all-in sustaining costs per ounce1 increased by 36% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures, combined with higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2021 were 61% higher than the same prior year period due to higher minesite sustaining capital expenditures, mainly related to the development of the Phase 6 leach pad expansion and higher capitalized stripping.

YTD 2021 compared to YTD 2020

Veladero’s income for the nine month period ended September 30, 2021 was 7% higher than the same prior year period, primarily due to a higher realized gold price1, partially offset by lower sales volumes and higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2021 was 34% lower than the same prior year period, primarily due to the ramp-up of the Phase 6 leach pad. As previously disclosed, heap leach processing operations at Veladero were reduced through the first half of 2021, while the mine transitioned to Phase 6.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2021 were both 5% higher than the same prior year period, mainly due to the impact of lower sales volume, partially offset by higher capitalized waste stripping. For the nine month period ended September 30, 2021, all-in sustaining costs per ounce1 increased by 39% compared to the same prior year period, mainly attributed to higher minesite sustaining capital expenditures, combined with higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2021 were 46% higher, mainly due to higher minesite sustaining capital expenditures, partially offset by lower project capital expenditures. Minesite sustaining capital expenditures were 81% higher than the same prior year period, mainly due to the development of the Phase 6 leach pad expansion. Project capital expenditures were lower compared to the same prior year period as there was a $15 million payment made for the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan, occurring in the same prior year period.

Regulatory Matters

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation, while advancing constructive discussions with the Central Bank on our rights to repatriate profits.

Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8%. This decree, effective from October 3, 2020, will last until December 31, 2021.

BARRICK THIRD QUARTER 2021	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Total tonnes mined (000s)	340	354	(4)%	247	38%	942	3,462	(73)%

Open pit ore	n/a	n/a	n/a	n/a	n/a	n/a	1,484	n/a

Open pit waste	n/a	n/a	n/a	n/a	n/a	n/a	1,197	n/a

Underground	340	354	(4)%	247	38%	942	781	21%

Average grade (grams/tonne)

Open pit mined	n/a	n/a	n/a	n/a	n/a	n/a	2.14	n/a

Underground mined	6.29	4.53	39%	5.13	23%	5.01	6.28	(20)%

Processed	3.25	3.08	5%	3.59	(10)%	3.21	3.59	(11)%

Ore tonnes processed (000s)	658	713	(8)%	622	6%	2,013	1,869	8%

Recovery rate	91%	89%	2%	93%	(2)%	90%	93%	(3)%

Gold produced (000s oz)	66	63	4%	67	(2)%	191	200	(5)%

Gold sold (000s oz)	65	66	(2)%	69	(6)%	187	206	(9)%

Revenue ($ millions)	116	121	(4)%	132	(12)%	337	360	(6)%

Cost of sales ($ millions)	64	66	(3)%	61	5%	189	198	(5)%

Income ($ millions)	52	54	(4)%	72	(28)%	146	165	(12)%

EBITDA ($ millions)[b]	64	65	(2)%	89	(28)%	181	224	(19)%

EBITDA margin[c]	55%	54%	3%	67%	(18)%	54%	62%	(14)%

Capital expenditures ($ millions)	18	13	38%	17	6%	47	60	(22)%

Minesite sustaining	11	7	57%	6	83%	29	46	(37)%

Project	7	6	17%	11	(36)%	18	14	29%

Cost of sales ($/oz)	993	975	2%	903	10%	1,007	967	4%

Total cash costs ($/oz)[b]	796	816	(2)%	649	23%	814	673	21%

All-in sustaining costs ($/oz)[b]	985	952	3%	758	30%	989	911	9%

All-in costs ($/oz)[b]	1,105	1,033	7%	912	21%	1,088	979	11%

a.

Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were no LTIs recorded at North Mara during the third quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, in line with the prior quarter. The TRIFR3 for the third quarter of 2021 was 0.00 per million hours worked, compared to 1.00 in the prior quarter. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

North Mara’s income for the third quarter of 2021 was 4% lower than the prior quarter due to a lower realized gold price1, higher cost of sales per ounce2 and marginally lower sales volumes as a result of the timing of gold shipments.

In the third quarter of 2021, production was 4% higher than the prior quarter. This was primarily due to higher grades mined from the underground, in line with the mine plan, and higher recoveries after the replacement of the thermal oil heater in the elution circuit. These impacts were partially offset by lower throughput. Underground productivity has continued to improve over the past year and the arrival of new equipment is expected to further improve this trend going into the fourth quarter of 2021.

Cost of sales per ounce2 in the third quarter of 2021 was 2% higher than the prior quarter due to higher depreciation expense, partially offset by lower total cash costs per ounce1. The decrease in total cash costs per ounce1 of 2% is mainly due to the arrival of new equipment which has improved underground ore delivery, maintaining our commitment to improve operational efficiency. All-in sustaining costs per ounce1 in the third quarter of 2021 were 3% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.

Capital expenditures in the third quarter of 2021 were 38% higher than the prior quarter due to an increase in both minesite sustaining and project capital expenditures. Minesite sustaining capital expenditures were higher than the prior quarter due to the arrival of new underground equipment, which has resulted in improved operational efficiencies. Higher project capital expenditures in the third quarter of 2021 were driven by increased resource conversion drilling at the Gokona and Gena open pits as well as the construction of the brine treatment plant. As previously disclosed, we expect capital expenditures to increase in the fourth quarter of 2021, mainly relating to process plant improvements, ongoing water management initiatives and underground equipment.

Q3 2021 compared to Q3 2020

North Mara’s income for the three month period ending September 30, 2021 was 28% lower than the same prior

BARRICK THIRD QUARTER 2021	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

year period, mainly due to a lower realized gold price1, lower sales volumes and higher cost of sales per ounce2.

For the three month period ended September 30, 2021, production was 2% lower than the same prior year period, mainly due to lower grades processed, in line with the current underground mining sequence, as well as an increase in lower grade stockpiles in the feed blend, partially offset by higher throughput resulting from plant optimization projects.

Cost of sales per ounce2 and total cash costs per ounce1 in the three month period ending September 30, 2021 were 10% and 23% higher, respectively, than the same prior year period, mainly due to the impact of lower recoveries and lower grade processed. All-in sustaining costs per ounce1 in the third quarter of 2021 was 30% higher than the same prior year period, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures.

For the three month period ending September 30, 2021, capital expenditures increased by 6% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures, partially offset by lower project capital expenditures. The increase in minesite sustaining capital expenditures is driven by the replacement of underground equipment with the arrival of new equipment as described above. Lower project capital expenditures is the result of our investment in ongoing water management initiatives largely occurring in the same prior year period.

YTD 2021 compared to YTD 2020

North Mara’s income for the nine month period ending September 30, 2021 was 12% lower than the same prior year period, mainly due to lower sales volumes and higher cost of sales per ounce2, partially offset by a higher realized gold price1.

For the nine month period ending September 30, 2021, gold production was 5% lower than the same prior year period, mainly due to lower grades and recovery, partially offset by increased throughput. As described above, the lower grades processed were in line with both the current underground mining sequence and an increase in lower grade stockpiles in the feed blend, following the temporary cessation of open pit operations in the second quarter of 2020.

Cost of sales per ounce2 in the nine month period ending September 30, 2021 was 4% higher than the same prior year period due to higher total cash costs per ounce1, partially offset by lower depreciation expense related to the temporary cessation of open pit operations as described above. Total cash costs per ounce1 in the nine month period ending September 30, 2021 were 21% higher than the same prior year period, which mainly reflected the impact of lower grades, combined with higher direct mining costs from the transition to an exclusively underground operation following the temporary cessation of open pit mining. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2021 were 9% higher than the same prior year period as the increase in total cash costs per ounce1 was partially offset by lower minesite sustaining capital expenditures.

For the nine month period ending September 30, 2021, capital expenditures decreased by 22% compared to the same prior year period, following our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period. As described above, we expect capital expenditures to increase in the fourth quarter of 2021, mainly relating to process plant upgrades, ongoing water management initiatives and new underground equipment.

BARRICK THIRD QUARTER 2021	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

				For the three months ended		For the nine months ended
	9/30/21	6/30/21	% Change	9/30/20	% Change	9/30/21	9/30/20	% Change
Underground tonnes mined (000s)	198	164	21%	10	1880%	487	10	4,770%

Average grade (grams/tonne)

Underground mined	9.91	8.55	16%	7.55	31%	9.43	7.55	25%

Processed	9.82	8.38	17%	1.01	872%	9.37	0.99	847%

Ore tonnes processed (000s)	179	139	29%	431	(58)%	428	1,345	(68)%

Recovery rate	94%	94%	0%	50%	87%	94%	50%	87%

Gold produced (000s oz)	53	35	51%	7	656%	121	21	475%

Gold sold (000s oz)	49	36	35%	46	6%	113	83	36%

Revenue ($ millions)	91	69	32%	98	(7)%	202	166	22%

Cost of sales ($ millions)	53	42	26%	69	(23)%	129	131	(2)%

Income ($ millions)	37	27	37%	25	48%	71	14	407%

EBITDA ($ millions)[b]	50	38	32%	48	4%	105	63	67%

EBITDA margin[c]	55%	55%	0%	49%	12%	52%	38%	37%

Capital expenditures ($ millions)	10	18	(44)%	17	(41)%	39	27	44%

Minesite sustaining	5	5	0%	2	150%	12	5	140%

Project	5	13	(62)%	15	(67)%	27	22	23%

Cost of sales ($/oz)	1,073	1,164	(8)%	1,502	(29)%	1,136	1,574	(28)%

Total cash costs ($/oz)[b]	724	776	(7)%	874	(17)%	776	885	(12)%

All-in sustaining costs ($/oz)[b]	827	916	(10)%	913	(9)%	888	949	(6)%

All-in costs ($/oz)[b]	937	1,270	(26)%	1,243	(25)%	1,128	1,215	(7)%

a.

Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Represents EBITDA divided by revenue.

Safety and Environment

There were two LTIs recorded at Bulyanhulu during the third quarter of 2021, which resulted in a LTIFR3 of 1.40 per million hours worked, which is an increase from 0.00 in the prior quarter. The TRIFR3 for the third quarter of 2021 was 4.88 per million hours worked, which is an increase from 2.91 in the prior quarter. To improve safety performance, leading indicators are being monitored to identify trends, with various underground standard operating procedures also reviewed to identify areas of improvement. This includes improved supervision procedures and further extending technological measures, such as reverse cameras and proximity detection systems to supplement behavioural change awareness programs on heavy equipment. No Class 14 environmental incidents occurred during the third quarter of 2021.

Financial Results

Q3 2021 compared to Q2 2021

Bulyanhulu’s income for the third quarter of 2021 was 37% higher than the second quarter of 2021 due to increased sales volumes and lower cost of sales per ounce2, partially offset by a lower realized gold price1.

In the third quarter of 2021, production was 51% higher than the prior quarter. This was primarily due to the continued ramp-up of underground mining and processing operations, resulting in increased throughput and higher grade. The production ramp-up of Bulyanhulu is scheduled to continue through 2021, and reach annualized steady-state production by 2022.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 were 8% and 7% lower, respectively, than the prior quarter as the ramp-up of underground mining and processing operations improved productivity and resulted in lower fixed costs on a per ounce basis. All-in sustaining costs per ounce1 in the third quarter of 2021 was 10% lower than the prior quarter, due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures in the third quarter of 2021 were 44% lower than the prior quarter as underground mining focused on operational development as opposed to capital development, in line with the mine plan.

Q3 2021 compared to Q3 2020

Bulyanhulu’s income for the three month period ending September 30, 2021 was 48% higher than the same prior year period, mainly due to higher sales volume driven by the ramp-up of underground mining and processing operations. In the same prior year period, Bulyanhulu was a tailings re-treatment operation and sold the remainder of its previously stockpiled concentrate material.

For the three month period ended September 30, 2021, production was 656% higher than the same prior year period due to the processing of fresh underground ore following the ramp-up of mining and processing operations as described above. This resulted in higher grades and recoveries compared to the tailings material processed in the same prior year period.

Cost of sales per ounce2 and total cash costs1 per ounce in the three month period ending September 30,

BARRICK THIRD QUARTER 2021	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

2021 were 29% and 17% lower, respectively, than the same prior year period, mainly due to the ramp-up of underground mining and processing operations as described above. Cost of sales per ounce1 was further impacted by lower depreciation per ounce as a result of the impact of higher sales volume. All-in sustaining costs per ounce1 in the third quarter of 2021 was 9% lower than the same prior year period, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.

For the three month period ending September 30, 2021, capital expenditures decreased by 41% compared to the same prior year period as significant project capital expenditures were incurred in the prior year related to the successful restart of underground mining and processing operations in the second half of 2020.

YTD 2021 compared to YTD 2020

Bulyanhulu’s income for the nine month period ending September 30, 2021 was 407% higher than the same prior year period, mainly due to higher sales volume driven by the ramp-up of underground mining and processing operations. In the same prior year period, Bulyanhulu was a tailings re-treatment operation and sold the remainder of its previously stockpiled concentrate material.

For the nine month period ending September 30, 2021, gold production was 475% higher than the same prior year period due to the processing of fresh underground ore following the ramp-up of mining and processing operations as described above. This resulted in higher grades and recoveries compared to the tailings material processed in the same prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ending September 30, 2021 were 28% and 12% lower, respectively, than the same prior year period mainly due to the ramp-up of underground mining and processing operations as described above. Cost of sales per ounce1 was further impacted by lower depreciation per ounce as a result of the impact of higher sales volume. All-in sustaining costs per ounce1 for the nine month period ending September 30, 2021 was 6% lower than the same prior year period, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.

For the nine month period ending September 30, 2021, capital expenditures increased by 44% compared to the same prior year period reflecting the ramp-up of mining and processing operations. The Bulyanhulu underground ramp-up is scheduled to continue through the remainder of 2021 and reach annualized steady-state production by 2022.

BARRICK THIRD QUARTER 2021	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
			9/30/21					6/30/21
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Tongon (89.7%)	41	1,579	1,139	1,329	7	48	1,446	1,045	1,162	4

Hemlo	26	1,870	1,493	2,276	20	42	1,603	1,314	1,937	25

Buzwagi (84%)	4	1,000	967	970	0	19	1,315	1,244	1,242	0

Porgera[c] (47.5%)	—	—	—	—	—	—	—	—	—	—

a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures.
c.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the third quarter of 2021 was 15% below the prior quarter, mainly due to lower feed grades and recovery, reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023, compounded by lower throughput following a heavy rainy season. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 were both 9% higher than the prior quarter, primarily driven by the impact of lower grade and recovery. All-in sustaining costs per ounce1 in the third quarter of 2021 increased by 14%, reflecting the increase in total cash costs per ounce1 and an increase in minesite sustaining capital expenditures.

Hemlo, Ontario, Canada

Hemlo’s gold production in the third quarter of 2021 was 38% lower than the prior quarter due to lower tonnes mined and processed from the underground. Underground productivity was impacted by ongoing Covid-19 movement restrictions that slowed the ramp-up of underground development, temporary seismicity, and a mine shutdown following the tragic fatality in July of an employee from our underground mining contractor. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 increased by 17% and 14%, respectively, compared to the prior quarter, mainly due to the impact of lower production. In the third quarter of 2021, all-in sustaining costs per ounce1 increased by 18% compared to the prior quarter, reflecting the increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures on a per ounce basis.

Buzwagi (84% basis), Tanzania

Gold production for Buzwagi in the third quarter of 2021 was 79% lower compared to the second quarter of 2021 as the operation transitioned into closure early in the third quarter, as planned. Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2021 were 24% and 22% lower, respectively, compared to the prior quarter due to the transition to closure. All-in sustaining costs per ounce1 in the third quarter of 2021 decreased by 22% mainly due to lower total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea

On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its SML.

Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL will retain operatorship of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:

∎	PNG stakeholders and BNL to share the economic benefits generated over the remaining life of mine on a 53%/47% basis in favor of the PNG stakeholders;
∎	BNL to finance the capital required to restart the mine;
∎	an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
∎	the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.

The parties are working towards the signing of definitive agreements, at which time, full mine recommencement work will begin. On October 15, 2021, the PNG government, Kumul Minerals Holdings Limited (a state-owned mining company) and BNL signed the first of these definitive agreements, the Commencement Agreement. The Commencement Agreement implements certain commercial and financial terms of the Framework Agreement and will become effective upon signature by MRE, the holder of the remaining 5% of the original Porgera joint venture. Porgera continues to be excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of all of the definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

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Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
			9/30/21					6/30/21
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]

Lumwana	57	2.54	1.76	2.68	30	56	2.36	1.72	2.92	43

Zaldívar (50%)	24	3.13	2.33	2.77	21	22	3.56	2.68	3.15	16

Jabal Sayid (50%)	19	1.51	1.35	1.55	2	18	1.47	1.27	1.39	1

a.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the third quarter of 2021 was 2% higher than the prior quarter mainly due to increased throughput and higher grades. In line with our mine plan, we continue to expect production at Lumwana in the fourth quarter of 2021 to be the strongest quarter of the year, driven mainly by higher grades. Cost of sales per pound2 in the third quarter of 2021 was 8% higher compared to the prior quarter, largely due to an increase in depreciation expense, partially offset by the impact of higher grades. C1 cash costs per pound1 in the third quarter of 2021 ended marginally higher due to lower mill and equipment availability, which we expect to improve in the fourth quarter of 2021. In the third quarter of 2021, all-in sustaining costs per pound1 decreased by 8% compared to the prior quarter, due to lower minesite sustaining capital expenditures as a result of lower capitalized waste stripping, partially offset by slightly higher C1 cash costs per pound1 .

Regulatory Matters

On October 29, 2021, the Government of Zambia announced proposed changes to the country’s mining tax regime as part of the 2022 budget. Among other matters, the government has pledged to re-introduce the deductibility of mineral royalties paid or payable for income tax purposes. This proposed change was announced as a measure to attract investment and boost production in the mining sector and is a reversal of the current policy introduced under the 2019 budget that denied deductibility. The Company is continuing to engage with the Government of Zambia on the proposed changes, which would significantly improve the cash flow profile of Lumwana, including the effective date of such changes.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the third quarter of 2021 was 9% higher than the prior quarter mainly due to improved dry plant throughput. Cost of sales per pound2 and C1 cash costs per pound1 were 12% and 13% lower, respectively, than the prior quarter mainly due to lower maintenance costs. All-in sustaining costs per pound1 in the third quarter of 2021 decreased by 12% compared to the prior quarter, due to lower C1 cash costs per pound1, partially offset by slightly higher minesite sustaining capital expenditures.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the third quarter of 2021 was 6% higher compared to the prior quarter, benefiting from an increase in grade, throughput and recoveries. Cost of sales per pound2 for the third quarter of 2021 decreased by 3% compared to the prior quarter, mainly due to lower depreciation expense, partially offset by higher C1 cash costs per pound1. The increase in C1 cash costs per pound1 of 6% is primarily due to lower gold by-product credits. All-in sustaining costs per pound1 in the third quarter of 2021 increased by 12% compared to the prior quarter, mainly due to higher C1 cash costs per pound1 and higher minesite sustaining capital expenditures on a per pound basis.

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Growth Project Updates

Goldrush Project, Nevada, USA

As previously disclosed, the standalone underground feasibility study was completed on the Goldrush orebody in the second quarter of 2021 to support the expected conversion of indicated resources to mineral reserves for the 2021 year-end update. The feasibility study showed that the project covered by the Plan of Operations and the Environmental Impact Statement (“EIS”) comfortably passes Barrick’s investment filters. Notably, the feasibility study does not assume the conversion of inferred resources into the mine plan.

The Bureau of Land Management’s (“BLM”) Notice of Intent was published in the Federal Register in August 2021, and the Public Scoping Period concluded in September. The BLM’s EIS contractor (Stantec) is now working to complete the Draft EIS document, which is scheduled to be available for public review and comment in January 2022. We continue to expect the issuance of a Record of Decision (“ROD”) in the second half of 2022, which is reflected in the feasibility study mineplan.

As of September 30, 2021, we have spent $264 million on a 100% basis (including $11 million in the third quarter of 2021) on the Goldrush project, inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital until commercial production in 2024, is anticipated to be slightly less than the $1 billion initial capital estimate previously disclosed for the Goldrush project (on a 100% basis).

Turquoise Ridge Third Shaft, Nevada, USA6

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter haulage distances.

Construction activities continued in the third quarter of 2021, including shaft equipping and underground construction. After completion of sinking activities in the second quarter of 2021, our focus in the third quarter was the construction of the 3150 station and loading pocket, followed by shaft bottom construction. Upon the substantial completion of these activities, demobilization of shaft sinking gear and a refit of the sinking Galloway for shaft steel installation was then completed. Shaft steel installation started in late September 2021 and was 4% complete by the end of the third quarter of 2021. The focus of the project will remain on shaft equipping for the fourth quarter of 2021 and preparing for surface construction activities.

As at September 30, 2021, we have spent $215 million (including $14 million in the third quarter of 2021) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Expansion, Dominican Republic7

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

The plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (“SAG”) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000 tonnes per day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

Engineering design of the plant expansion continued to progress during the third quarter of 2021 and is now 97% complete (from 87% as of the second quarter of 2021). Most of the contracts and purchase orders have been placed. The bulk of the steel manufacturing is expected to be completed in the fourth quarter of 2021.

Construction for the plant expansion is 16% complete (from 10% as of the second quarter of 2021). Earthworks and concrete works for foundations are underway. We continue to expect completion of the process plant expansion by the end of 2022.

The social, environmental and technical studies for additional tailings and mine waste rock capacity continued to advance, including the review of alternative sites, and we are engaging with local stakeholders to review concerns and feedback. Our efforts remain focused on public disclosure and community relations. The Dominican Government and Pueblo Viejo have agreed on a Government-led independent, strategic environmental assessment of Pueblo Viejo’s mine life extension project. The terms of reference for the assessment were published by the Government and ten firms were invited to submit a proposal.

As at September 30, 2021, we have spent $338 million (including $82 million in the third quarter of 2021) out of an estimated capital cost of approximately $1.3 billion (100% basis).

Bulyanhulu Re-Start and Optimization

The Bulyanhulu underground ramp-up is scheduled to continue through the remainder of 2021 and reach annualized steady-state production by 2022.

The internal feasibility study for Bulyanhulu continues to progress towards delivering a fully integrated and optimized mine plan. The underground resource conversion drill program at Deep West is expected to successfully convert the top half of the panel to reserves, and subsequent mine design updates are underway to potentially generate additional mineral reserves. Reflecting geotechnical considerations, intermediate-sized ‘V’ sequenced stopes advancing towards a central staggered barrier pillar at Deep West has been identified as the optimal mine design. The positioning of the barrier pillar is being optimized to minimize ounce sterilization within the life of mine (“LOM”) plan.

The geotechnical models are being updated with new life of mine plans and all the latest drilling data has been used to define the new optimum mining dimensions and sequence across the operation. The LOM sequencing and full budget update will be completed in the fourth

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quarter of 2021 and will form the basis of an internal feasibility study as well as year-end mineral reserves. Subsequent to the completion of the new LOM sequence, the trade-off study comparing decline and sub-shaft haulage will be updated in early 2022.

Zaldívar Chloride Leach, Chile

Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

During the third quarter of 2021, the third solvent extraction processing stream (Train C) was modified and re-commissioned. The fourth and final stream (Train D) is currently being modified and is expected to be completed during the fourth quarter of 2021.

Overall project progress is now at 93% completion (from 76% as of the second quarter of 2021). Costs are trending in line with the approved budget. Completion continues to be expected in the first half of 2022.

Upon commissioning, the project is expected to increase copper recoveries by more than 10 percent through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

As at September 30, 2021, we have spent $165 million (including $23 million in the third quarter of 2021) out of an estimated capital cost of approximately $189 million (100% basis).

Veladero Power Transmission, Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.

Work continued in the third quarter of 2021 on both the 220kv and 23kv transmission line extensions as well as the Lama substation. We have now completed the construction of the Veladero Power Transmission project and it is expected to be commissioned in the fourth quarter of 2021.

As at September 30, 2021, we have spent $47 million (including $5 million in the third quarter of 2021) out of an estimated capital cost of approximately $55 million (100% basis).

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is an investment and a value driver for the business - not a process. Our strategy has multiple elements that all need to be in balance to deliver on the Company’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short-to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America

Carlin, Nevada, USA8, 9

Drilling at North Leeville has delivered the best intercept to date with partial results of 42.4 meters at 32.62 g/t Au, and is defining a very high-grade zone supported by three nearby drill holes along a deep tapping structural corridor. A total of eight holes have been completed during the 2021 resource delineation program. Results from recent drilling are significantly increasing confidence in the geological model, as well as the overall understanding of primary ore controlling features that support the expected upside potential. A maiden resource for North Leeville is on track to be reported with the year-end update. Drilling in the coming months will continue to target the extensions of newly interpreted high-grade structures. Meanwhile, exploration drifting has continued from the south, with an aggressive underground drill program planned to infill the deposit along its southern extents. Overall, North Leeville is defined as a 1km by 1.2km zone of stratiform mineralization, primarily hosted in the favorable Devonian Popovich Formation, with two high grade centers focused on northwest and north-northeast structures, defining epicenters of high value ounces within a rough 200 by 250 meter area. As the project advances, the North Leeville resource will likely impact the life of mine plan by advancing high grade ounces into the operation, or potentially increase mining capacity at Leeville by accelerating the development of new access.

Potential upside at Leeville continues, with positive results both to the northeast and southeast of Leeville along similar ore controls seen in current mining areas. These results include 18.2 meters at 8.60 g/t Au (LUC-03357) and

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6.3 meters at 7.20 g/t Au (LUC-03358), where decalcified and structurally prepared zones within the Devonian Popovich Formation intersects the newly identified Folkstone intrusive.

To the west, across the Little Boulder Basin, drilling within the fertile Post-Gen fault corridor has encountered pervasive alteration within the Goldstrike stock, intersecting structurally-controlled high-grade gold mineralization supporting further targeting at depth. Follow-up drilling of the Dogma target is in progress, aiming to test the margin of the stock for a high value breccia-hosted deposit.

Underground resource delineation drilling at Ren continued with most of the program completed by the end of the third quarter of 2021, as planned. Drilling is confirming the updated geological model with mineralization occurring at the intersection of thrust faults with favorable Devonian Popovich Formation, as well as the faulted Devonian Rodeo Creek and Devonian Popovich contact intersections with steep-dipping lamprophyre dikes. A maiden resource for Ren is on track for reporting with the year-end update. Outboard from the known mineralization, surface drilling is currently testing the growth potential of primary dike corridors.

At El Niño, the underground mine below the South Arturo pit, diligent geological work led to the successful targeting of a newly recognized ore controlling structure named the Otto fault. Intercepts including 15.5 meters at 42.48 g/t Au and 25.0 meters at 27.76 g/t Au, that expand the orebody footprint to the northwest and improved the outlook for this high-grade underground mine. Additional follow-up drilling is planned to fully delineate the extension.

Cortez, Nevada, USA10

At Cortez Hills underground, testing of a fertile fault and inferred feeder below the mine known as the Hanson Footwall target was successful, intersecting 16.9 meters at 11.24 g/t Au (true width to be determined after follow-up drilling), opening the area for expansion along strike and down-dip.

To the west at Robertson, resource definition drilling is ongoing. Results continue to meet expectations and the program remains on track to add significant resources for the year-end update. Follow up drilling to grow the deposit westward at the Distal target is in progress. Further to the northwest, field mapping and sampling highlights further potential related to additional parallel faulting with strong alteration. Additional step-out drill testing is planned to start in early 2022.

Fourmile, Nevada, USA

At Fourmile, drilling the Dorothy breccia at the northern extents of known mineralization, returned a narrow high-grade interval confirming the importance of the steep west dipping fault control. Stepping out to the west and north of Fourmile, drilling confirmed the geological model, though no significant results are expected. Further north, mapping continues tracing the northward projection of known fertile faults and the northern margin of the pre-mineral Mill Canyon stock, where strong geochemical anomalies are focused. Framework drilling will begin in the fourth quarter of 2021 and leverage the geological insight from mapping to assess the potential of this frontier area several kilometers north of Fourmile.

Turquoise Ridge, Nevada, USA

The Turquoise Ridge district scale geological framework continues to improve, with the incorporation of significantly improved sectional interpretation integrated into the geological model. Using the upgraded model as the foundation, more than twenty targets have been ranked, with the best motivated for drill testing as exploration momentum and excitement builds across the district.

Scout drilling in an underexplored, twelve square kilometer area between Turquoise Ridge underground and Mega pit has intersected gold mineralization and strong multi-element leakage along three fertile structural corridors. Follow-up drilling to test the down-dip intersection of these fertile faults with favorable host rocks has commenced. Closer to the Turquoise Ridge underground mine, where the highest-grade parts of the orebody correspond with the intersection of fertile faults, folding and a capping basalt, the orebody remains open to the east and further validates the potential for additional high-grade mineralization. There is ample room and sufficient geological indications to suggest that a multi-million ounce high grade orebody could be present in this corridor.

Generative, Nevada, USA

Generative efforts have led to the execution of two exploration agreements. One on the Battle Mountain-Eureka trend, expanding the Cortez district westward and the other, just south of the Nevada Gold Mines area of interest. Both greenfield opportunities are highlighted by widespread alteration and Carlin-style geochemistry hosted in unfavorable upper plate cover rocks, and sparse to no drill holes testing fertile structures at the projection with favorable lower plate carbonate rocks. A combination of geological mapping, sampling, modeling, and framework drilling will be used to advance these early-stage projects toward discovery. At the Swift project on the Battle Mountain-Eureka trend, surface sampling has already returned the best assay to date from the property. Drilling is planned at both projects and will commence in the fourth quarter of 2021.

Hemlo, Canada

Infill drilling of the western extension (E Zone) is on track to add a new mining area, with exploration now pivoting to the eastern limits of the deposit to continue expanding the orebody. The historic eastern strike of the Hemlo deposit, which was known as the David Bell mine, will be a focus moving forward, where open-ended mineralization has not been significantly explored. The width of the orebody at David Bell is considerably thicker than the current C Zone mining area, and if sufficient resource extensions could be delineated, it would lead to a significant transformation of Hemlo. Data compilation work is underway, with a framework drill program to commence over the winter.

Latin America & Asia Pacific

Pueblo Viejo, Dominican Republic

A structural model updated earlier in 2021 has led to the definition of a series of high-potential, northwest trending structural corridors, unlocking and extending the exploration potential of Zambrana further north to a new area, Arroyo del Rey, where multiple pulses of silicification were identified and rock chip samples yielded mineralization at

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surface. In late September 2021, a drilling campaign in the previously defined Zambrana Central target started.

Pascua-Lama Project Area, Argentina and Chile

At Pascua, drilling of a four rig geometallurgical campaign was completed prior to the onset of the winter season. In total, 5,537 meters were drilled in the campaign. Sampling and geometallurgical compositing was completed during the third quarter of 2021, and results will become available starting in the fourth quarter, with some test work continuing into the first half of 2022. The program was designed to test geometallurgical assumptions of the previously completed update to the 3D geological model. The results of this campaign are beginning to show the link between underlying deposit geology, which is supporting the perceived gaps in geometallurgical knowledge of the system, while starting to reveal alternative processing options that will require additional study work in the coming months.

At the Penelope deposit, a satellite of Lama, a geometallurgical drill campaign was completed and totaled 1,904 meters. Geometallurgical composites were prepared and are being analyzed in the fourth quarter of 2021, with preliminary results indicating the ore at Penelope is more suitable for a sulphide processing facility due to the presence and impact of sulphide and low grade copper.

Drilling at Lama has confirmed the existence of a large copper-gold porphyry system at depth, with a footprint of 2km by 1.5km, related to known high-sulfidation epithermal mineralization. Mineralization consists of chalcopyrite-pyrite-molybdenite veinlets of variable intensity hosted in a quartz-dioritic porphyry. The intensity of the system vectors to the east of the project, where no deep drilling has been previously conducted. Deep range geophysics are being planned, as well as follow-up drilling to test new zones.

El Indio Belt, Argentina and Chile

At Alturas-Del Carmen, work in the third quarter of 2021 was focused on planning for upcoming drill campaigns, from the development of a new district geology and resource model. This model was used to define areas of uncertainty in the geological controls to mineralization, and define a drill campaign for both targets. Drilling will resume in the fourth quarter of 2021 on the Alturas project, to define structural controls within the system that could yield higher-grade controls within the larger framework of the deposit. Drilling at the Del Carmen targets is expected to resume in the first quarter of 2022.

A geophysical survey consisting of induced polarization and ground magnetics is scheduled to start early in the fourth quarter of 2021 to assist with drill targeting at Bañitos, within the El Indio district in Argentina. This target spans 16km2. Results received from the comprehensive sampling carried out earlier in 2021 show a 4km2 geochemical anomaly comprising gold, copper, molybdenum and other pathfinder elements, and associated with high temperature alteration assemblages and a high magnetic susceptibility anomaly. Drill testing will start in the fourth quarter of 2021.

Veladero, Argentina

At Cerro Pelado, work continued through the third quarter of 2021 to consolidate recent drill results into the greater Veladero 3D geological model. The updated model will be drill tested in the first quarter of 2022, with the objective of defining a viable project for inclusion in the Veladero life of mine plan.

El Quevar, Argentina

Results received from an extensive talus fines sampling campaign at El Quevar has defined five areas for follow up work within the large (+570km2) mining property. Consistent pathfinder anomalies (arsenic, antimony, bismuth) of a large, high sulphidation system have been defined and are coincident with significant structures. This information supports the presence of a fully preserved target.

A CSAMT (Controlled-source Audio-frequency Magnetotellurics) geophysical survey has already started to assist with targeting for drilling scheduled in early 2022.

Porgera, Papua New Guinea

As discussed on page 30, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Southern Peru

In southern Peru at Tumaruma, results from sampling revealed high-grade gold mineralization in quartz veins that may represent the superficial expression of a larger intrusion-related system at depth. Gold and pathfinder values are observed in at least four different targets in the property, occasionally in structures that can have a consistent length in excess of one kilometer along a main north to south trending corridor. Geochemical signatures from the system also shows tungsten, molybdenum and tellurium, which strengthen the prospectivity of proposed targets. We have commenced a process to obtain drill permits to test targets during 2022.

Japan Gold Strategic Alliance, Japan

Follow-up and infill geochemical sampling is ongoing at the Mizobe and Mizobe-Onoyama projects, located in the Hokusatsu region of the southern Kyushu epithermal gold province, and was also initiated at the Sanru Southwest project in Hokkaido. Follow-up work comprises prospecting, mapping, channel and rock chip sampling, and infill stream sediment sampling to locate the source of anomalous drainages and rock float identified during the initial screening phase.

Makapa Project, Guyana

Following the announcement in the second quarter of 2021 of an agreement securing over 63,000 hectares of prospective ground on a major structure in the Makapa Basin in Guyana (the “MKSZ”), Barrick has further consolidated the entirety of this fertile corridor through a third option agreement and land applications.

The MKSZ at Makapa is a segment of a 1,000km long fertile shield-scale corridor, which has not been explored in the Makapa project due to post-mineral sand cover masking the underlying mineral potential. Initial prospecting in drainages cutting through the sand has identified complex and varied geology and parallel shear zones. A geological and geochemical screening program along the 60km zone has commenced.

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Reunion Gold Strategic Alliance, Guiana Shield

Preparations are underway to initiate a drill program at the NW Extension project in Suriname, to geologically and geochemically screen the projection of interpreted structural corridors, similar to those associated with gold mineralization at the Rosebel gold deposit located 70km to the southeast. Review of legacy bauxite drilling data confirms initial interpretation that post-mineral sand cover thickness may be as shallow as 30 meters in the southern parts of the property, which can only be validated by drilling.

Africa & Middle East

Bambadji, Senegal11

In Bambadji, Kabewest is emerging as a new discovery with strong drill results received during the third quarter of 2021: 69.30 meters at 2.27 g/t Au, 45 meters at 2.16 g/t Au and 45 meters at 2.34 g/t Au. High grades were confirmed to 200 meters vertical depth, and remain open at depth and down plunge. Additionally auger drilling has defined a three kilometer prospective corridor to the north of Kabewest.

At Soya, follow-up diamond drilling intersected a wide alteration system at 110 meters vertical depth and confirmed the geological model. Preliminary bottle roll tests also returned encouraging recoveries of >80% in fresh rock. Further positive reverse circulation (RC) drill results (14 meters at 7.25 g/t Au) and strong new soil anomalies (over four kilometers of strike) continue to prove the high gold endowment of the main Bambadji albitite body and its margins. Additional soil sampling and RC drilling is planned for the fourth quarter of 2021 and the first quarter of 2022.

Along the Gefa corridor, drill results indicate the presence of higher grade, plunging shoots. Auger drilling has delineated more than 7.5 kilometers of new anomalies, 3.5 kilometers of which are immediately along strike to the north of Gefa, extending this mineralized strike to more than 8 kilometers. The remaining 4 kilometers are parallel and to the east. Both will be drill tested in the next field season.

At Baqata Ridge, detailed mapping identified a strong density of quartz-carbonate-hematite-pyrite veins within tourmaline sandstone, that returned very high grades. This target could develop as a Gara- type deposit and further mapping and sampling is underway to extend the target. Gara is an underground mine at the Loulo-Gounkoto complex in Mali.

Loulo-Gounkoto, Mali12

At Yalea Ridge Main, drilling continues to confirm open pit potential with intercepts including 15.25 meters at 3.13 g/t Au, 7.58 meters at 3.14 g/t Au, 5.95 meters at 4.72 g/t Au, 3.37 meters at 6.04 g/t Au and 8.40 meters at 11.08 g/t Au. Phase 2 drilling is underway to outline the system footprint.

At Gara North, recent auger drilling has defined three gold anomalies, each with a strike length of approximately three kilometers. Additional field work including lithosampling will begin in the fourth quarter of 2021 and all data, including historic drilling, will be integrated. Based on this, Phase 1 aircore drilling will be completed in 2022 to assess standalone resource potential.

At Faraba Complex, drilling has confirmed the potential for a high-grade horizontal shoot within the Dip Domain Boundary Structure, beneath the current optimized pit shell. Further infill drilling is required to verify continuity.

At Gounkoto DB1, located two kilometers to the south of Gounkoto, drilling within the overall DB structure has been weak. However, drilling has intersected high-

grade footwall zone mineralization including 58.00 meters at 10.95 g/t Au, which indicates potential for Gounkoto-style high-grade mineralization.

Regional Exploration, Mali

On the Diangoumerila and Mogoyafara permits in Mali South, following the soil and auger drilling in previous quarters, a small 1,200 meter program of four aircore drill fences and one RC drill section was completed over the Koniko and Kossou structures. Drill lines were wide spaced (500 to 1,500 meters) and covered an accumulated 4.5 kilometer strike. Drilling to date has returned only low-grade intersections. The remaining 5.5 kilometers of the anomalous Koniko-Kossou structures will be tested in the fourth quarter of 2021.

Tongon, Côte d’Ivoire13

At the Seydou North satellite target, all results were received for infill drilling completed in the second quarter of 2021. Mineralization has been delineated over a strike length of 300 meters and to a vertical depth of 120 meters. Highlight intercepts include 21 meters at 8.16 g/t Au, including 11 meters at 14.26 g/t Au and 14 meters at 7.98 g/t Au. Step-out drilling down plunge has commenced with the aim of tracing the high-grade plunging shoots to a vertical depth of 240 meters.

Auger drilling along the Stabilo trend, home to the active Seydou South satellite deposit and Seydou North target, is showing potential for further discovery. Results indicate gold fertility for eight kilometers along the host shear zone, which is largely covered by laterite and suppressive regolith. A pipeline of targets in proximity to the Tongon plant have been prioritized for follow up in the fourth quarter of 2021.

Regional Exploration, Côte d’Ivoire14

Exploration in 2021 at Fonondara has focussed on advancing the project through the strategic filters required to ascertain the potential for the trucking of ore to Tongon. Programs completed during the third quarter of 2021 included two deep holes testing the down dip and plunge continuity of higher grades. Results are pending.

At Kassere, a multiphase RC and diamond drill program has been completed, leading to reinterpretation of the geology and controls on mineralization. Higher grade mineralization is controlled by a southwest plunging shoot, focused along the margin of sheared porphyry intrusives. Highlight intercepts include 18 meters at 2.93 g/t Au, including 3 meters at 10.5 g/t Au and 7.08 meters at 3.29 g/t Au. Viability as a satellite deposit to Tongon is being assessed as part of a group of satellite options at Boundiali.

Kibali, Democratic Republic of Congo15

At KCD, the third hole of the deep drilling program has started and will test 500 meters down-plunge on the 9000 and 12000 lode systems. The first two holes successfully confirmed the down plunge continuity of KCD geology and the 3000, 5000 and 11000 lode systems, with new mineralization identified below the 11000 lode. In addition to down-plunge opportunities, drilling has intersected 60.5 meters at 25.2 g/t Au to the northwest of the main deposit. This zone is believed to be the open down-dip continuation of the 3106 lode and is hosted in chlorite altered massive ironstone.

BARRICK THIRD QUARTER 2021	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

At Kalimva, the first hole of a follow-up drill program has commenced. The objectives are to test the down-plunge continuation of high-grade shoots and to assess the continuity of mineralization between shoots along the structure. Drilling has confirmed mineralization outside of known shoot projections, which may yield greater potential than shoots alone.

Data review and preliminary fieldwork has led to the generation of a new target, Korogo, within the Kombokolo-Gorumbwa corridor. The target is identified by a 2 kilometer northeast trending aeromagnetic anomaly with coincident high-tenor soil anomalism of Au greater than 80 ppb and sheared rocks.

At Renzi, wide spaced drilling intersected two mineralized shears as targeted. Structures have been tracked over a 500 meter strike length and to an approximate 150 meter vertical depth. The structures are generally low grade to anomalous, but have potential for high-grade shoots. Highlight intercepts include 9.0 meters at 4.89 g/t Au.

North Mara and Bulyanhulu, Tanzania

Building upon work reported in the second quarter of 2021, field teams continue to expand mapping and rock chip sampling coverage at North Mara with a 240km2 area completed during the third quarter. This has delivered new extensions to prospective intrusive and structural corridors in the eastern portion of the permit holding.

At the Ochuna target, a detailed structural review of this priority greenfields target has identified a coherent zone of mineralized veins in altered host diorite, which is the focus of an updated geological model and resource optimization due in November 2021. A new extension to this system has been identified from geophysics, with an additional two kilometer strike length of host intrusive interpreted under thin lake sediment cover to the southeast. Follow-up work is being motivated to test this opportunity in the fourth quarter of 2021.

Meanwhile, updated geological models at Rama, Gokona and Gena are delivering upside with near mine drill testing of targets demonstrating the potential for significant open pit and underground reserve growth, net of depletion.

At Bulyanhulu, geochemical drill programs have been completed across four targets in the northeast of our mining permit. Assay results are pending. Geological observations support the folded repetition of Reef 1 and 2 on the northeast limb of a regional scale fold. As a result, more than four kilometers of new strike potential has been identified. Meanwhile, a structural review of the Bulyanhulu deposit has been completed and results of that analysis are being incorporated into a re-prioritization of near mine targets for follow-up testing.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, Lode 1 and Lode 4 East have been successfully added to the life of mine. The production profile has been improved through a new mining front and by utilizing additional process plant capacity. Opportunities for additional near-mine growth have been identified at both Lode 1 and Lode 4 East, with further drilling planned in the first half of 2022.

Exploration is testing a possible fault offset and continuation of Lode 1, 110 meters to the west, as well as extensions to the feeder zone on Lode 4 East. In addition, greenfields programs are aiming to find new, previously unidentified lodes.

BARRICK THIRD QUARTER 2021	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Gold

000s oz sold[a]	1,071	1,070	1,249	3,234	3,693

000s oz produced[a]	1,092	1,041	1,155	3,234	3,554

Market price ($/oz)	1,790	1,816	1,909	1,800	1,735

Realized price ($/oz)[b]	1,771	1,820	1,926	1,789	1,748

Revenue	2,531	2,589	3,237	7,761	8,642

Copper

millions lbs sold[a]	101	96	116	310	349

millions lbs produced[a]	100	96	103	289	338

Market price ($/lb)	4.25	4.40	2.96	4.17	2.65

Realized price ($/lb)[b]	3.98	4.57	3.28	4.21	2.78

Revenue	209	234	219	699	502

Other sales	86	70	84	215	172

Total revenue	2,826	2,893	3,540	8,675	9,316

a.	On an attributable basis.
b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.

Q3 2021 compared to Q2 2021

In the third quarter of 2021, gold revenues decreased by 2% compared to the second quarter of 2021 primarily due to a lower realized gold price1. The average market price for the three month period ended September 30, 2021 was $1,790 per ounce, a 1% decrease versus the $1,816 per ounce average in the prior quarter. During the third quarter of 2021, the gold price ranged from $1,691 per ounce to $1,834 per ounce, and closed the quarter at $1,743 per ounce. The realized gold price1 in the third quarter of 2021 was lower than the market gold price due to the timing of sales during the quarter. Gold prices in the third quarter of 2021 continued to be volatile due to the economic impact of the Covid-19 pandemic, including expectations for global economic recovery and from the fiscal and monetary stimulus measures that were put in place by governments and central banks worldwide. In particular, while gold prices remain higher than pre-pandemic levels, the decline of the gold price from all-time highs reached in 2020 is partially attributed to an increase in longer-term interest rates as well as a reduction in investor demand, with global ETF holdings declining to date in 2021, tempered by increased physical demand from India and China and net purchases by global central banks.

In the third quarter of 2021, gold production on an attributable basis was 51 thousand ounces higher than the prior quarter, primarily due to improved performance at Nevada Gold Mines following the completion of planned maintenance shutdowns in the previous quarter, partially offset by the mechanical mill failure at the Goldstrike roaster that was repaired by the end of the third quarter; the continuing ramp-up of operations at Bulyanhulu; and improved performance at Veladero following the commissioning of the Phase 6 leach pad expansion in the second quarter of 2021.

Copper revenues in the third quarter of 2021 decreased by 11% compared to the prior quarter, primarily due to a lower realized copper price1, partially offset by higher sales volume. The average market price in the third quarter of 2021 was $4.25 per pound, a decrease of 3% from the all-time high quarterly average of $4.40 per pound in the prior quarter. The realized copper price1 in the third quarter of 2021 was lower than the market copper price due to provisional pricing adjustments that reflect the downward trend in copper prices during the quarter, whereas the prior quarter benefited from the timing of sales. During the third quarter of 2021, the copper price traded in a range of $3.96 per pound to $4.52 per pound, and closed the quarter at $4.10 per pound. Copper prices in the third quarter of 2021 continued to trade near historically high levels and were positively influenced by an increase in risk appetite in financial markets as the global economy continued its recovery phase boosted by the distribution of vaccines. Expectations for increases in copper demand from infrastructure spending, the transition to a low-carbon global economy, and low levels of global stockpiles also continue to have a positive impact on copper prices.

Attributable copper production in the third quarter of 2021 was 4 million pounds higher compared to the prior quarter due to incremental increases across all sites.

BARRICK THIRD QUARTER 2021	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, gold revenues decreased by 22% compared to the same prior year period, primarily due to a decrease in sales volume, combined with a decrease in the realized gold price1. The average market price for the three month period ended September 30, 2021 was $1,790 per ounce versus the all-time high quarterly average price of $1,909 per ounce for the same prior year period.

For the three month period ended September 30, 2021, attributable gold production was 63 thousand ounces lower than the same prior year period, primarily as a result of the mechanical mill failure at Carlin’s Goldstrike roaster on May 26, 2021 which negatively impacted production in the current quarter, combined with lower grades and throughput at Tongon reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023 and fewer tonnes mined at Hemlo (both included in the Other category above). These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Gold sales volumes in the same prior year period were positively impacted by the re-commencement of exports of concentrate that had been stockpiled in Tanzania.

Copper revenues for the three month period ended September 30, 2021 decreased by 5% compared to the same prior year period, primarily due to lower sales volume, partially offset by a higher realized copper price1. In the third quarter of 2021, the realized copper price1 was lower than the market copper price due to negative provisional pricing adjustments, whereas the same prior year period benefited from positive provisional pricing adjustments.

Attributable copper production for the three month period ended September 30, 2021 decreased by 3 million pounds compared to the same prior year period, primarily due to lower grades processed and lower throughput at Lumwana.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, gold revenues decreased by 10% compared to the same prior year period, primarily due to a decrease in sales volumes, partially offset by an increase in the realized gold price1. The average market price for the nine month period ended September 30, 2021 was $1,800 per ounce versus $1,735 per ounce for the same prior year period. The realized gold price1 for the nine month period ended September 30, 2021 was lower than the market gold price mainly as a result of the timing of sales during the year.

For the nine month period ended September 30, 2021, attributable gold production was 320 thousand ounces lower than the same prior year period, primarily as a result of the mechanical mill failure at Carlin’s Goldstrike roaster, Porgera being placed on care and maintenance on April 25, 2020, reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitioned to Phase 6 of the leach pad, and lower grades and throughput at Tongon reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations starting near the end of 2020. Gold sales volumes in the same prior year period were positively impacted by the re-commencement of exports of concentrate that had been stockpiled in Tanzania.

Copper revenues for the nine month period ended September 30, 2021 increased by 39% compared to the same prior year period, primarily due to a higher realized copper price1, partially offset by lower sales volume. For the nine month period ended September 30, 2021, the realized copper price1 was higher than the market copper price as a result of the impact of higher positive provisional pricing adjustments.

Attributable copper production for the nine month period ended September 30, 2021, decreased by 49 million pounds compared to the same prior year period, mainly due to lower grades processed and throughput at Lumwana.

BARRICK THIRD QUARTER 2021	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Gold

Site operating costs	1,025	1,016	1,151	3,061	3,352

Depreciation	475	448	508	1,377	1,480

Royalty expense	93	92	103	278	303

Community relations	8	5	6	17	16

Cost of sales	1,601	1,561	1,768	4,733	5,151

Cost of sales ($/oz)[a]	1,122	1,107	1,065	1,101	1,054

Total cash costs ($/oz)[b]	739	729	696	728	701

All-in sustaining costs ($/oz)[b]	1,034	1,087	966	1,046	984

Copper

Site operating costs	73	65	76	203	224

Depreciation	60	46	61	154	167

Royalty expense	27	25	16	75	38

Community relations	2	1	1	3	2

Cost of sales	162	137	154	435	431

Cost of sales ($/lb)[a]	2.57	2.43	1.97	2.36	2.01

C1 cash costs ($/lb)[b]	1.85	1.83	1.45	1.75	1.52

All-in sustaining costs ($/lb)[b]	2.60	2.74	2.31	2.52	2.17

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.

Q3 2021 compared to Q2 2021

In the third quarter of 2021, cost of sales applicable to gold was 3% higher compared to the second quarter of 2021, mainly due to marginally higher sales volume. Our 45% interest in Kibali is equity accounted, and therefore the mine’s cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were both 1% higher than the prior quarter. This was mainly due to the impact of lower grades primarily at Loulo-Gounkoto and lower by-product credits at Phoenix resulting from a weaker copper price.

In the third quarter of 2021, gold all-in sustaining costs per ounce1 decreased by 5% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

In the third quarter of 2021, cost of sales applicable to copper was 18% higher compared to the prior quarter, mainly due to higher sales volume at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2, after including our proportionate share of cost of sales at our equity method investees, increased by 6% primarily due to higher depreciation, combined with slightly higher C1 cash costs1. C1 cash costs per pound1 increased by 1% compared to the prior quarter mainly due to lower mill and equipment availability at Lumwana and lower gold by-product credits at Jabal Sayid. This was partially offset by lower maintenance costs at Zaldívar.

In the third quarter of 2021, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, were 5% lower per pound than the prior quarter, primarily reflecting lower sustaining capital expenditures mainly due to lower capitalized waste stripping at Lumwana, slightly offset by higher C1 cash costs per pound1.

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, cost of sales applicable to gold was 9% lower than the same prior year period, primarily due to lower sales volume. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 5% and 6% higher, respectively, compared to the same prior year period. This was mainly due to the impact of lower grades, primarily at Tongon and North Mara.

For the three month period ended September 30, 2021, gold all-in sustaining costs1 increased by 7% on a per ounce basis compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures on a per ounce basis.

For the three month period ended September 30, 2021, cost of sales applicable to copper was 5% higher than the same prior year period, primarily due to higher royalty expense as a result of a higher realized copper price1, partially offset by lower sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, increased by 30% and 28%, respectively, due to the impact of a higher royalty expense and lower sales volume.

For the three month period ended September 30, 2021, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, was 13% higher per pound than the same prior year period primarily reflecting higher C1 cash costs per pound1, partially offset by decreased minesite sustaining capital expenditures.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, cost of sales applicable to gold was 8% lower than the same prior year period, mainly due to decreased sales volume. Our 45% interest in Kibali is equity accounted for and therefore, we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost

BARRICK THIRD QUARTER 2021	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were both 4% higher than the same prior year period. This was primarily due to higher depreciation expense at Nevada Gold Mines, combined with the impact of higher costs at Tongon, Hemlo and North Mara.

For the nine month period ended September 30, 2021, gold all-in sustaining costs per ounce1 increased by 6% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1 and higher minesite sustaining capital expenditures.

For the nine month period ended September 30, 2021, cost of sales applicable to copper was 1% higher than the same prior year period, primarily due to higher royalty expense as a result of a higher realized copper price1, largely offset by lower sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, increased by 17% and 15%, respectively, compared to the same prior year period. This was primarily due to higher royalty expense as a result of a higher realized copper price1 and the impact of lower sales volume.

For the nine month period ended September 30, 2021, copper all-in sustaining costs per pound1, which have been adjusted to include our proportionate share of equity method investees, were 16% higher than the same prior year period primarily reflecting higher C1 cash costs per pound1, combined with higher minesite sustaining capital expenditures.

Capital Expendituresa

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Minesite sustaining[b]	386	452	415	1,242	1,205

Project capital expenditures[c]	179	203	126	513	287

Capitalized interest	4	3	7	11	16

Total consolidated capital expenditures	569	658	548	1,766	1,508

Attributable capital expenditures[d]	456	518	436	1,399	1,202

a.	These amounts are presented on a cash basis.
b.	Includes both minesite sustaining and mine development.
c.	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.	These amounts are presented on the same basis as our guidance.

Q3 2021 compared to Q2 2021

In the third quarter of 2021, total consolidated capital expenditures on a cash basis were 14% lower than the second quarter of 2021 due to a decrease in both minesite sustaining capital expenditures and project capital expenditures. Lower minesite sustaining capital expenditures of 15% compared to the prior quarter were mainly due to the purchase of an oxygen plant at Carlin’s Goldstrike autoclave in the prior quarter, lower capitalized drilling and waste stripping at Loulo-Gounkoto, and at Veladero, where the development of the Phase 6 leach pad expansion was completed in the prior quarter. The decrease in project capital expenditures of 12% was primarily due to lower project capital expenditures from the plant expansion and mine life extension project at Pueblo Viejo.

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, total consolidated capital expenditures on a cash basis increased by 4% compared to the same prior year period, primarily due to higher project capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project, and the development of the third underground mine at Loulo-Gounkoto. This was partially offset by a decrease in minesite sustaining capital expenditures, primarily due to lower capitalized drilling and waste stripping at Loulo-Gounkoto.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, total consolidated capital expenditures on a cash basis increased by 17% compared to the same prior year period. This was primarily due to higher project capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project, and the development of the third underground mine at Loulo-Gounkoto. This was combined with higher minesite sustaining capital expenditures, mainly at Veladero relating to the Phase 6 leach pad expansion, at Carlin due to an increase in capitalized waste stripping as well as the purchase of an oxygen plant at the Goldstrike autoclave. The increase in minesite sustaining capital expenditures was partially offset by lower capitalized waste stripping at Cortez and our investment in the tailings storage facility, other water management initiatives and land acquisitions in the same prior year period at North Mara.

General and Administrative Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Corporate administration	23	33	22	86	86

Share-based compensation[a]	4	14	28	26	75

General & administrative expenses	27	47	50	112	161

a.	Based on a US$18.24 share price as at September 30, 2021 (June 30, 2021: US$21.00 and September 30, 2020: US$28.11).

Q3 2021 compared to Q2 2021

In the third quarter of 2021, general and administrative expenses decreased by $20 million compared to the second quarter of 2021, due to a combination of lower corporate administration expenses and lower share-based compensation as our share price decreased in the current quarter compared to an increase in the prior quarter.

BARRICK THIRD QUARTER 2021	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, general and administrative expenses decreased by $23 million, mainly due to lower share-based compensation resulting from a decrease in our share price during the current quarter compared to an increase in the same prior year period.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, general and administrative expenses were $49 million lower as compared to the same prior year period. Lower share-based compensation expense was attributed to a decrease in our share price in the current period compared to an increase in the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Global exploration and evaluation	26	33	34	87	112

Advanced project costs:

Pascua-Lama	9	11	8	30	26

Other	8	14	8	28	17

Corporate development	4	3	3	8	9

Global exploration and evaluation and project expense	47	61	53	153	164

Minesite exploration and evaluation	20	16	19	52	57

Total exploration, evaluation and project expenses	67	77	72	205	221

Q3 2021 compared to Q2 2021

Exploration, evaluation and project expenses for the third quarter of 2021 decreased by $10 million compared to the second quarter of 2021. This was primarily due to lower global exploration and evaluation expenses, mainly due to the wet season in West Africa and at Nevada Gold Mines from timing of drill programs.

Q3 2021 compared to Q3 2020

Exploration, evaluation and project expenses for the three month period ended September 30, 2021 was $5 million lower than the same prior year period, mainly due to lower global exploration and evaluation costs.

YTD 2021 compared to YTD 2020

Exploration, evaluation and project expenses for the nine month period ended September 30, 2021 was $16 million lower than the same prior year period, primarily due to lower global exploration and evaluation costs at Fourmile, partially offset by higher advanced project costs across various projects.

Finance Costs, Net

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Interest expense[a]	94	85	88	267	260

Accretion	13	15	9	38	33

Loss on debt extinguishment	0	0	0	0	15

Interest capitalized	(4)	(4)	(7)	(11)	(16)

Other finance costs	0	6	(3)	7	(3)

Finance income	(10)	(11)	(6)	(30)	(22)

Finance costs, net	93	91	81	271	267

a.

For the three and nine months ended September 30, 2021, interest expense includes approximately $8 million and $26 million, respectively, of non-cash interest expense relating to the streaming agreements with Wheaton Precious Metals and Royal Gold, Inc. (June 30, 2021: $8 million and September 30, 2020: $8 million and $25 million, respectively).

Q3 2021 compared to Q2 2021

In the third quarter of 2021, net finance costs were in line with the prior quarter, with higher interest expense largely offset by a reduction in other finance costs.

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, net finance costs were 15% higher than the same prior year period, primarily due to higher interest expense, combined with higher accretion resulting from an increase in market interest rates.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, net finance costs were 1% higher than the same prior year period, primarily due to higher interest expense, combined with higher accretion resulting from an increase in market interest rates. This was partially offset by a loss on debt extinguishment of $15 million occurring in the same prior year period. The loss on debt extinguishment in the prior year was due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022.

BARRICK THIRD QUARTER 2021	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Impairment charges (reversals)	10	2	4	(77)	(309)

Loss (gain) on currency translation	5	7	16	16	34

Other expense (income)	18	26	(78)	63	(40)

Impairment Charges (Reversals)

Q3 2021 compared to Q2 2021

In the third quarter of 2021, net impairment charges were $10 million compared to $2 million in the prior quarter. The impairment charges in the current quarter relate to miscellaneous assets. There were no significant impairment charges or reversals in the current or prior quarter.

Q3 2021 compared to Q3 2020

For the three month period ended September 30, 2021, net impairment charges were $10 million compared to $4 million in the same prior year period. The impairment charges in both the current period and prior year period relate to miscellaneous assets.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, net impairment reversals were $77 million compared to $309 million in the same prior year period. The net impairment reversal in the current year period mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo. For the nine month period ended September 30, 2020, the net impairment reversals mainly related to our Tanzanian assets resulting from the agreement with the Government of Tanzania being signed and made effective in the first quarter of 2020.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss (Gain) on Currency Translation

Q3 2021 compared to Q2 2021

Loss on currency translation in the third quarter of 2021 was $5 million compared to $7 million in the prior quarter.    The losses in both quarters relate primarily to unrealized foreign currency losses from the Argentine peso. The current quarter was also impacted by the depreciation of the Chilean peso, offset by the appreciation of the Zambian kwacha. Fluctuations in these currencies versus the US dollar impact our local currency denominated value-added tax receivable balances.

Q3 2021 compared to Q3 2020

Loss on currency translation in the third quarter of 2021 was $5 million compared to $16 million in the same prior year period. The losses in the current quarter relate primarily to unrealized foreign currency losses from the Argentine peso and Chilean peso, partially offset by gains from the appreciation of the Zambian kwacha. In the prior quarter, losses related to unrealized foreign currency translation losses due to the depreciation of the Zambian kwacha. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable balances.

YTD 2021 compared to YTD 2020

Loss on currency translation for the nine month period ended September 30, 2021 decreased by $18 million compared to the same prior year period, mainly due to unrealized foreign currency losses relating to the Argentine peso, which depreciated at a lower rate compared to the same prior year period. The same prior year period was further impacted by losses relating to the depreciation of the Zambian kwacha. Fluctuations in these currencies versus the US dollar revalue our local currency denominated value-added tax receivable balances.

Other Expense (Income)

Q3 2021 compared to Q2 2021

In the third quarter of 2021, other expense decreased by $8 million compared to the prior quarter. Other expense in both periods mainly relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments.

Q3 2021 compared to Q3 2020

For the three months ended September 30, 2021, other expense was $18 million compared to an income of $78 million in the same prior year period primarily as a result of a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. occurring in the same prior year period.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, other expense was $63 million compared to other income of $40 million in the same prior year period. Other expense in the current year mainly relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments. Other income in the same prior year period mainly relates to a gain of $104 million on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp. and the gain on sale of Massawa of $54 million, partially offset by care and maintenance expenses at Porgera and donations made to host communities relating to the Covid-19 pandemic.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $323 million in the third quarter of 2021. The unadjusted effective income tax rate in the third quarter of 2021 was 35% of income before income taxes.

The underlying effective income tax rate on ordinary income in the third quarter of 2021 was 29% after adjusting for the impact of net impairment reversals; the foreign exchange impact on current tax expense in Peru, the impact of the settlement of the Massawa Senegalese tax dispute; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In the third quarter of 2021, we recorded $19 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States. We also recorded $13 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

BARRICK THIRD QUARTER 2021	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/21	As at 12/31/20

Total cash and equivalents	5,043	5,188

Current assets	2,968	2,955

Non-current assets	38,623	38,363

Total Assets	46,634	46,506

Current liabilities excluding short-term debt	1,965	2,200

Non-current liabilities excluding long-term debt[a]	7,425	7,441

Debt (current and long-term)	5,154	5,155

Total Liabilities	14,544	14,796

Total shareholders’ equity	23,618	23,341

Non-controlling interests	8,472	8,369

Total Equity	32,090	31,710

Total common shares outstanding (millions of shares)	1,779	1,778

Debt, net of cash	111	(33)

Key Financial Ratios:

Current ratio[b]	4.05:1	3.67:1

Debt-to-equity[c]	0.16:1	0.16:1

a.	Non-current financial liabilities as at September 30, 2021 were $5,568 million (December 31, 2020: $5,486 million).
b.	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2021 and December 31, 2020.
c.	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2021 and December 31, 2020.

Balance Sheet Review

Total assets were $46.6 billion at September 30, 2021, largely consistent with total assets at December 31, 2020.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at September 30, 2021 were $14.5 billion, which was slightly lower than total liabilities at December 31, 2020. Our liabilities are primarily comprised of debt, as well as other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

10/26/2021	Number of shares

Common shares	1,779,285,869

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, returns of capital and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the third quarter of 2021, our cash balance decreased slightly due to the timing of tax payments and the payment of the second $250 million tranche of the 2021 return of capital distribution to shareholders, notwithstanding strong cash flow generation from our operating activities.

Total cash and cash equivalents as at September 30, 2021 were $5.0 billion. This cash and cash equivalents balance does not include cash held by our equity method investments, including approximately $510 million (our share) at Kibali. The cash and cash equivalents held at Kibali are subject to various administrative steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at September 30, 2021, our total debt was $5.2 billion (debt, net of cash and equivalents was $111 million) and our debt-to-equity ratio was 0.16:1. This compares to total debt as at December 31, 2020 of $5.2 billion (debt, net of cash and equivalents was negative $33 million), and a debt-to-equity ratio of 0.16:1.

Uses of cash for the remainder of 2021 include capital commitments of $173 million and we expect to incur attributable minesite sustaining and project capital expenditures of approximately $400 to $700 million during the remainder of the year, based on our guidance range on page 35. For the remainder of 2021, we have contractual obligations and commitments of $426 million for supplies and consumables. In addition, we have $135 million in interest payments and other amounts as detailed in the table on page 79. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary.

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche was

BARRICK THIRD QUARTER 2021	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021 while the second tranche was paid on September 15, 2021 to shareholders of record at the close of business on August 31, 2021. The remaining distribution of $250 million is expected to be paid on December 15, 2021, to shareholders of record at the close of business on November 30, 2021.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold, and copper to a lesser extent, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2021, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a standby rate of 0.11% on undrawn amounts. The Credit Facility also includes terms to replace LIBOR with a suitable replacement once that matter is resolved. As part of the amendment, the termination date of the Credit Facility was extended from January 2025 to May 2026. The Credit Facility was undrawn as at September 30, 2021. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.00:1 as at September 30, 2021 (0.00:1 as at December 31, 2020).

Summary of Cash Inflow (Outflow)

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net cash provided by operating activities	1,050	639	1,859	2,991	3,779

Investing activities

Capital expenditures	(569)	(658)	(548)	(1,766)	(1,508)

Investment sales	0	0	2	0	208

Divestitures	0	19	0	19	256

Dividends received from equity method investments	53	35	38	214	92

Other	17	1	54	23	71

Total investing inflows (outflows)	(499)	(603)	(454)	(1,510)	(881)

Net change in debt[a]	(5)	(4)	(8)	(22)	(371)

Dividends[b]	(158)	(159)	(141)	(475)	(387)

Return of Capital	(250)	(250)	0	(500)	0

Net disbursements to non-controlling interests	(270)	(200)	(259)	(729)	(692)

Other	37	43	0	101	(15)

Total financing inflows (outflows)	(646)	(570)	(408)	(1,625)	(1,465)

Effect of exchange rate	0	0	4	(1)	(3)

Increase (decrease) in cash and equivalents	(95)	(534)	1,001	(145)	1,430
a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.

For the three and nine months ended September 30, 2021, we declared and paid dividends per share in US dollars totaling $0.09 and $0.27, respectively (June 30, 2021: declared and paid $0.09; September 30, 2020: declared and paid $0.08 and $0.22, respectively).

Q3 2021 compared to Q2 2021

In the third quarter of 2021, we generated $1,050 million in operating cash flow, compared to $639 million in the prior quarter. The increase of $411 million was primarily due to a favorable movement in working capital, mainly in accounts payable, other current assets and inventory. This was combined with lower interest paid as a result of the timing of semi-annual interest payments on our bonds, which occur in Q2 and Q4. Operating cash flow was further impacted by higher copper sales volumes, partially offset by lower realized gold and copper prices1 and higher total cash costs/C1 cash costs per ounce/pound1.

Cash outflows from investing activities in the third quarter of 2021 were $499 million compared to $603 million in the prior quarter. The decrease of $104 million was primarily due to lower capital expenditures, higher dividends received from equity method investments and higher proceeds received from the sale of miscellaneous assets during the current quarter. This was partially offset by proceeds received in the prior quarter mainly relating to the sale of our 100% interest in the Lagunas Norte gold mine.

Net financing cash outflows for the third quarter of 2021 amounted to $646 million, compared to $570 million in the prior quarter. The increase of $76 million is primarily due to higher net disbursements paid to non-controlling

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interests, primarily to Newmont in relation to their interest in Pueblo Viejo and Nevada Gold Mines.

Q3 2021 compared to Q3 2020

In the third quarter of 2021, we generated $1,050 million in operating cash flow, compared to $1,859 million in the same prior year period. The decrease of $809 million was primarily due to a lower realized gold price1 and lower gold and copper sales volumes. This was further impacted by higher cash taxes paid and higher total cash costs/C1 cash costs per ounce/pound1.

Cash outflows from investing activities in the third quarter of 2021 were $499 million compared to $454 million in the same prior year period. The increase of $45 million was primarily due to lower shareholder loan repayments from equity method investments, combined with slightly higher capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project as well as the development of Gounkoto underground, in the current quarter.

Net financing cash outflows for the third quarter of 2021 amounted to $646 million, compared to $408 million in the same prior year period. The increase of $238 million is primarily due to the payment of the second $250 million tranche of a $750 million return of capital distribution in 2021 during the current quarter.

YTD 2021 compared to YTD 2020

For the nine month period ended September 30, 2021, we generated $2,991 million in operating cash flow, compared to $3,779 million in the same prior year period. The decrease of $788 million was primarily due to higher cash taxes paid, lower gold and copper sales volumes and higher total cash costs/C1 cash costs per ounce/pound1. This was partially offset by higher realized gold and copper prices1.

Cash outflows from investing activities for the nine month period ended September 30, 2021 were $1,510 million compared to $881 million in the same prior year period. The increase of $629 million was primarily due to higher capital expenditures, namely the Pueblo Viejo plant expansion and mine life extension project as well as the development of Gounkoto underground. This was combined with cash proceeds of $256 million relating to the sale of Massawa and net investment sales of $206 million mainly from the sale of shares in Shandong Gold, both occurring in the same prior year period. These impacts were partially offset by higher dividends received from all three of our equity method investments in the current year period.

Net financing cash outflows for the nine month period ended September 30, 2021 amounted to $1,625 million, compared to $1,465 million in the same prior year period. The increase of $160 million is primarily due to the payment of the first two tranches totaling $500 million of a $750 million return of capital distribution in 2021 and higher dividends paid, reflecting Barrick’s continued strong financial performance. This was partially offset by the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022 in January 2020.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/21

	2021	2022	2023	2024	2025	2026 and thereafter	Total

Debt[a]

Repayment of principal	0	0	0	0	12	5,097	5,109

Capital leases	5	17	11	6	4	28	71

Interest	135	308	307	306	306	4,141	5,503

Provisions for environmental rehabilitation[b]	219	153	138	126	148	1,973	2,757

Restricted share units	6	22	5	0	0	0	33

Pension benefits and other post-retirement benefits	1	4	4	4	4	37	54

Minimum royalty payments[c]	0	1	1	1	1	1	5

Purchase obligations for supplies and consumables[d]	426	278	179	142	133	582	1,740

Capital commitments[e]	173	16	0	0	0	0	189

Social development costs[f]	6	13	11	11	10	57	108

Other obligations[g]	0	7	14	14	14	346	395

Total	971	819	670	610	632	12,262	15,964

a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2021. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.	Social development costs - Includes a commitment of $14 million in 2026 and thereafter related to the funding of a power transmission line in Argentina.
g.	Other obligations - Relates to the Pueblo Viejo JV partner shareholder loan and the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

 Quarterly Informationa

($ millions, except where indicated)	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4

Revenues	2,826	2,893	2,956	3,279	3,540	3,055	2,721	2,883

Realized price per ounce – gold[b]	1,771	1,820	1,777	1,871	1,926	1,725	1,589	1,483

Realized price per pound – copper[b]	3.98	4.57	4.12	3.39	3.28	2.79	2.23	2.76

Cost of sales	1,768	1,704	1,712	1,814	1,927	1,900	1,776	1,987

Net earnings (loss)	347	411	538	685	882	357	400	1,387

Per share (dollars)[c]	0.20	0.23	0.30	0.39	0.50	0.20	0.22	0.78

Adjusted net earnings[b]	419	513	507	616	726	415	285	300

Per share (dollars)[b,c]	0.24	0.29	0.29	0.35	0.41	0.23	0.16	0.17

Operating cash flow	1,050	639	1,302	1,638	1,859	1,031	889	875

Consolidated capital expenditures[d]	569	658	539	546	548	509	451	446

Free cash flow[b]	481	(19)	763	1,092	1,311	522	438	429

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with rising gold and copper prices, has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.

These same fundamentals have also driven higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the first quarter of 2021, we recorded a net impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest of the mine to Boroo. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the Government of Tanzania being signed and made effective in that quarter. In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million (no tax impact), partially offset by a net impairment reversal at Pueblo Viejo of $277 million (net of taxes and non-controlling interest). We also recorded a $628 million (no tax impact) gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million (no tax impact) on a settlement of customs duty and indirect taxes at Lumwana.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2020 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2021	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit and Risk Committee of the Board of Directors, and the Audit and Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

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OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net earnings attributable to equity holders of the Company	347	411	882	1,296	1,639

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	10	2	4	(77)	(309)

Acquisition/disposition (gains) losses[b]	(5)	(7)	(2)	(15)	(54)

Loss (gain) on currency translation	5	7	16	16	34

Significant tax adjustments[c]	45	62	(66)	154	(117)

Other expense adjustments[d]	12	14	(90)	37	56

Tax effect and non-controlling interest[e]	5	24	(18)	28	177

Adjusted net earnings	419	513	726	1,439	1,426

Net earnings per share[f]	0.20	0.23	0.50	0.73	0.92

Adjusted net earnings per share[f]	0.24	0.29	0.41	0.81	0.80

a.

For the three month period ended September 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

b.	Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa.
c.

Significant tax adjustments for the three month period ended September 30, 2021 mainly relates to the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances. For the nine month period ended September 30, 2021, significant tax adjustments mainly relates to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of deferred tax balances, the settlement of the Massawa Senegalese tax dispute and the recognition/derecognition of our deferred taxes in various jurisdictions. For the nine months ended September 30, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended September 30, 2020 was further impacted by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision.

e.	Tax effect and non-controlling interest for the nine month period ended September 30, 2020 primarily relates to the net impairment reversals related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net cash provided by operating activities	1,050	639	1,859	2,991	3,779

Capital expenditures	(569)	(658)	(548)	(1,766)	(1,508)

Free cash flow	481	(19)	1,311	1,225	2,271

BARRICK THIRD QUARTER 2021	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2021	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended

	Footnote	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Cost of sales applicable to gold production		1,601	1,561	1,768	4,733	5,151

Depreciation		(475)	(448)	(508)	(1,377)	(1,480)

Cash cost of sales applicable to equity method investments		51	55	53	165	156

By-product credits		(86)	(70)	(84)	(215)	(172)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	0	0	0	1

Non-recurring items	b	0	0	0	0	0

Other	c	14	(22)	(24)	(41)	(77)

Non-controlling interests	d	(314)	(294)	(337)	(910)	(989)

Total cash costs		791	782	868	2,355	2,590

General & administrative costs		27	47	50	112	161

Minesite exploration and evaluation costs	e	20	16	19	52	57

Minesite sustaining capital expenditures	f	386	452	415	1,242	1,205

Sustaining leases		9	6	9	28	19

Rehabilitation - accretion and amortization (operating sites)	g	14	13	13	38	39

Non-controlling interest, copper operations and other	h	(140)	(151)	(166)	(445)	(438)

All-in sustaining costs		1,107	1,165	1,208	3,382	3,633

Global exploration and evaluation and project expense	e	47	61	53	153	164

Community relations costs not related to current operations		0	0	0	0	1

Project capital expenditures	f	179	203	126	513	287

Non-sustaining leases		0	0	0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	g	4	4	3	11	9

Non-controlling interest and copper operations and other	h	(53)	(74)	(47)	(169)	(100)

All-in costs		1,284	1,359	1,343	3,890	3,994

Ounces sold - equity basis (000s ounces)	i	1,071	1,070	1,249	3,234	3,693

Cost of sales per ounce	j,k	1,122	1,107	1,065	1,101	1,054

Total cash costs per ounce	k	739	729	696	728	701

Total cash costs per ounce (on a co-product basis)	k,l	794	766	742	769	732

All-in sustaining costs per ounce	k	1,034	1,087	966	1,046	984

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,089	1,124	1,012	1,087	1,015

All-in costs per ounce	k	1,199	1,269	1,076	1,203	1,082

All-in costs per ounce (on a co-product basis)	k,l	1,254	1,306	1,122	1,244	1,113

a.

Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $nil and $nil, respectively), and realized non-hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: losses of $nil and $1 million, respectively).

b.	Non-recurring items These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.

Other

Other adjustments for the three and nine month periods ended September 30, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $6 million and $44 million, respectively (June 30, 2021: $14 million; September 30, 2020: $27 million and $78 million, respectively).

d.

Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $481 million and $1,396 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $453 million and September 30, 2020: $508 million and $1,469 million, respectively). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.

Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 73 of this MD&A.

BARRICK THIRD QUARTER 2021	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

f.

Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 72 of this MD&A.

g.

Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.

Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020. The impact is summarized as the following:

($ millions)		For the three months ended		For the nine months ended

Non-controlling interest, copper operations and other	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

General & administrative costs	(4)	(7)	(6)	(17)	(20)

Minesite exploration and evaluation expenses	(7)	(3)	(5)	(17)	(16)

Rehabilitation - accretion and amortization (operating sites)	(4)	(4)	(3)	(11)	(11)

Minesite sustaining capital expenditures	(125)	(137)	(152)	(400)	(391)

All-in sustaining costs total	(140)	(151)	(166)	(445)	(438)

Global exploration and evaluation and project expense	(4)	(8)	(9)	(13)	(21)

Project capital expenditures	(49)	(66)	(38)	(156)	(79)

All-in costs total	(53)	(74)	(47)	(169)	(100)

i.

Ounces sold - equity basis

Figures remove the impact of: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.

Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $6 million and $13 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $2 million and September 30, 2020: $4 million and $14 million, respectively); Golden Sunlight of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $nil and $nil, respectively); up until its divestiture in November of 2020, Morila, of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $nil and September 30, 2020: $7 million and $20 million, respectively); up until its divestiture in June 2021, and Lagunas Norte of $nil and $37 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $14 million and September 30, 2020: $22 million and $66 million, respectively), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.

Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.

Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

By-product credits	86	70	84	215	172

Non-controlling interest	(27)	(30)	(29)	(83)	(65)

By-product credits (net of non-controlling interest)	59	40	55	132	107

BARRICK THIRD QUARTER 2021	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 9/30/21

	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		335	240	155	55	95	880	54	934

Depreciation		(67)	(75)	(50)	(41)	(26)	(259)	(11)	(270)

By-product credits		0	(1)	0	0	(51)	(52)	(1)	(53)

Non-recurring items	e	0	0	0	0	0	0	0	0

Other		0	0	0	0	8	8	0	8

Non-controlling interests		(104)	(63)	(40)	(6)	(10)	(223)	0	(223)

Total cash costs		164	101	65	8	16	354	42	396

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	8	3	1	1	0	13	1	14

Minesite sustaining capital expenditures	g	91	51	20	2	3	171	20	191

Sustaining capital leases		0	0	0	0	0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	h	2	3	0	0	1	6	1	7

Non-controlling interests		(38)	(23)	(8)	(1)	(1)	(73)	0	(73)

All-in sustaining costs		227	135	78	10	19	472	65	537

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	28	15	0	0	48	0	48

Non-controlling interests		0	(11)	(6)	0	0	(19)	0	(19)

All-in costs		227	152	87	10	19	501	65	566

Ounces sold - equity basis (000s ounces)		202	126	82	42	33	485	29	514

Cost of sales per ounce	i,j	1,017	1,164	1,169	796	1,777	1,123	1,870	1,165

Total cash costs per ounce	j	814	800	788	201	499	734	1,493	776

Total cash costs per ounce (on a co-product basis)	j,k	815	803	792	201	1,299	790	1,498	829

All-in sustaining costs per ounce	j	1,124	1,065	943	251	582	975	2,276	1,047

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,125	1,068	947	251	1,382	1,031	2,281	1,100

All-in costs per ounce	j	1,124	1,199	1,053	251	582	1,035	2,277	1,103

All-in costs per ounce (on a co-product basis)	j,k	1,125	1,202	1,057	251	1,382	1,091	2,282	1,156

BARRICK THIRD QUARTER 2021	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 9/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		186	58	244

Depreciation		(61)	(17)	(78)

By-product credits		(16)	(2)	(18)

Non-recurring items	e	0	0	0

Other		0	0	0

Non-controlling interests		(43)	0	(43)

Total cash costs		66	39	105

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	1	1	2

Minesite sustaining capital expenditures	g	40	29	69

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	2	0	2

Non-controlling interests		(18)	0	(18)

All-in sustaining costs		91	70	161

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	81	0	81

Non-controlling interests		(32)	0	(32)

All-in costs		140	70	210

Ounces sold - equity basis (000s ounces)		125	44	169

Cost of sales per ounce	i,j	895	1,315	1,038

Total cash costs per ounce	j	521	882	616

Total cash costs per ounce (on a co-product basis)	j,k	600	922	685

All-in sustaining costs per ounce	j	728	1,571	960

All-in sustaining costs per ounce (on a co-product basis)	j,k	807	1,611	1,029

All-in costs per ounce	j	1,117	1,571	1,247

All-in costs per ounce (on a co-product basis)	j,k	1,196	1,611	1,316

BARRICK THIRD QUARTER 2021	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		188	92	76	72	62	6	496

Depreciation		(68)	(36)	(14)	(20)	(15)	0	(153)

By-product credits		0	0	(1)	0	(5)	0	(6)

Non-recurring items	e	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(25)	0	(10)	(6)	(6)	(1)	(48)

Total cash costs		95	56	51	46	36	5	289

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	5	1	0	1	0	0	7

Minesite sustaining capital expenditures	g	52	11	13	9	6	0	91

Sustaining capital leases		0	2	0	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	h	1	0	2	0	0	0	3

Non-controlling interests		(11)	0	(2)	(1)	(1)	0	(15)

All-in sustaining costs		142	70	64	55	41	5	377

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	21	8	9	1	6	0	45

Non-controlling interests		(4)	0	(2)	0	(1)	0	(7)

All-in costs		159	78	71	56	46	5	415

Ounces sold - equity basis (000s ounces)		134	93	65	41	49	6	388

Cost of sales per ounce	i,j	1,109	987	993	1,579	1,073	1,000	1,104

Total cash costs per ounce	j	708	597	796	1,139	724	967	747

Total cash costs per ounce (on a co-product basis)	j,k	708	601	803	1,143	806	976	760

All-in sustaining costs per ounce	j	1,056	751	985	1,329	827	970	970

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,056	755	992	1,333	909	979	983

All-in costs per ounce	j	1,184	838	1,105	1,344	937	970	1,071

All-in costs per ounce (on a co-product basis)	j,k	1,184	842	1,112	1,348	1,019	979	1,084

BARRICK THIRD QUARTER 2021	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/21
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold

production		326	209	146	52	84	817	67	884

Depreciation		(59)	(66)	(48)	(39)	(22)	(234)	(12)	(246)

By-product credits		(1)	0	(1)	0	(50)	(52)	0	(52)

Non-recurring items	e	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(102)	(55)	(38)	(5)	(4)	(204)	0	(204)

Total cash costs		164	88	59	8	8	327	55	382

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and

evaluation costs	f	7	2	0	1	0	10	0	10

Minesite sustaining capital expenditures	g	134	37	20	0	5	202	25	227

Sustaining capital leases		0	0	0	0	1	1	1	2

Rehabilitation - accretion and amortization (operating sites)	h	3	3	0	1	1	8	0	8

Non-controlling interests		(56)	(17)	(8)	(1)	(3)	(88)	0	(88)

All-in sustaining costs		252	113	71	9	12	460	81	541

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	22	13	0	0	41	0	41

Non-controlling interests		0	(8)	(4)	0	0	(14)	0	(14)

All-in costs		252	127	80	9	12	487	81	568

Ounces sold - equity basis (000s ounces)		192	110	79	46	28	455	42	497

Cost of sales per ounce	i,j	1,043	1,167	1,131	691	1,864	1,111	1,603	1,152

Total cash costs per ounce	j	852	793	752	168	279	717	1,314	767

Total cash costs per ounce (on a co-product basis)	j,k	855	797	759	168	1,389	788	1,320	832

All-in sustaining costs per ounce	j	1,310	1,029	904	191	401	1,014	1,937	1,092

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,313	1,033	911	191	1,511	1,085	1,943	1,157

All-in costs per ounce	j	1,310	1,156	1,007	191	401	1,074	1,937	1,147

All-in costs per ounce (on a co- product basis)	j,k	1,313	1,160	1,014	191	1,511	1,145	1,943	1,212

BARRICK THIRD QUARTER 2021	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the three months ended 6/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		177	60	237

Depreciation		(55)	(20)	(75)

By-product credits		(18)	(3)	(21)

Non-recurring items	e	0	0	0

Other		0	0	0

Non-controlling interests		(41)	0	(41)

Total cash costs		63	37	100

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	1	0	1

Minesite sustaining capital expenditures	g	35	44	79

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	h	2	1	3

Non-controlling interests		(16)	0	(16)

All-in sustaining costs		85	82	167

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	107	0	107

Non-controlling interests		(43)	0	(43)

All-in costs		149	82	231

Ounces sold - equity basis (000s ounces)		118	48	166

Cost of sales per ounce	i,j	904	1,231	1,024

Total cash costs per ounce	j	533	774	603

Total cash costs per ounce (on a co-product basis)	j,k	621	826	681

All-in sustaining costs per ounce	j	723	1,698	1,000

All-in sustaining costs per ounce (on a co-product basis)	j,k	811	1,750	1,078

All-in costs per ounce	j	1,268	1,698	1,388

All-in costs per ounce (on a co-product basis)	j,k	1,356	1,750	1,466

BARRICK THIRD QUARTER 2021	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		179	96	77	78	51	28	509

Depreciation		(69)	(36)	(12)	(21)	(13)	(1)	(152)

By-product credits		0	(1)	(1)	0	(4)	(1)	(7)

Non-recurring items	e	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(22)	0	(9)	(6)	(6)	(3)	(46)

Total cash costs		88	59	55	51	28	23	304

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	5	1	0	1	0	0	7

Minesite sustaining capital expenditures	g	77	20	9	4	5	0	115

Sustaining capital leases		1	2	0	1	0	0	4

Rehabilitation - accretion and amortization (operating sites)	h	1	1	1	0	1	0	4

Non-controlling interests		(17)	0	(2)	(1)	0	0	(20)

All-in sustaining costs		155	83	63	56	34	23	414

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	16	1	7	0	16	0	40

Non-controlling interests		(3)	0	(1)	0	(3)	0	(7)

All-in costs		168	84	69	56	47	23	447

Ounces sold - equity basis (000s ounces)		145	93	66	49	36	18	407

Cost of sales per ounce	i,j	993	1,038	975	1,446	1,164	1,315	1,084

Total cash costs per ounce	j	610	645	816	1,045	776	1,244	747

Total cash costs per ounce (on a co-product basis)	j,k	610	650	822	1,047	865	1,255	758

All-in sustaining costs per ounce	j	1,073	894	952	1,162	916	1,242	1,017

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,073	899	958	1,164	1,005	1,253	1,028

All-in costs per ounce	j	1,160	900	1,033	1,162	1,270	1,242	1,094

All-in costs per ounce (on a co-product basis)	j,k	1,160	905	1,039	1,164	1,359	1,253	1,105

BARRICK THIRD QUARTER 2021	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/20
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		440	198	136	64	90	928	69	997

Depreciation		(82)	(54)	(41)	(48)	(23)	(248)	(8)	(256)

By-product credits		(1)	(1)	(2)	0	(39)	(43)	(1)	(44)

Non-recurring items	e	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(137)	(55)	(36)	(6)	(10)	(244)	0	(244)

Total cash costs		220	88	57	10	18	393	60	453

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	7	1	2	1	0	11	0	11

Minesite sustaining capital expenditures	g	97	64	6	10	6	189	21	210

Sustaining capital leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	h	2	3	0	0	1	6	0	6

Non-controlling interests		(41)	(26)	(3)	(4)	(2)	(78)	0	(78)

All-in sustaining costs		285	130	62	17	23	521	81	602

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	20	15	0	0	59	0	59

Non-controlling interests		0	(7)	(6)	0	0	(24)	0	(24)

All-in costs		285	143	71	17	23	556	81	637

Ounces sold - equity basis (000s ounces)		275	115	76	45	31	542	55	597

Cost of sales per ounce	i,j	985	1,060	1,097	877	1,773	1,060	1,257	1,078

Total cash costs per ounce	j	800	763	745	212	520	723	1,099	758

Total cash costs per ounce (on a co-product basis)	j,k	802	768	766	216	1,308	774	1,104	805

All-in sustaining costs per ounce	j	1,036	1,133	805	384	659	956	1,497	1,006

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,038	1,138	826	388	1,447	1,007	1,502	1,053

All-in costs per ounce	j	1,036	1,236	929	384	659	1,025	1,502	1,069

All-in costs per ounce (on a co-product basis)	j,k	1,038	1,241	950	388	1,447	1,076	1,507	1,116

BARRICK THIRD QUARTER 2021	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the three months ended 9/30/20
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		169	49	218

Depreciation		(56)	(17)	(73)

By-product credits		(17)	(1)	(18)

Non-recurring items	e	0	0	0

Other		0	0	0

Non-controlling interests		(38)	0	(38)

Total cash costs		58	31	89

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	0	0	0

Minesite sustaining capital expenditures	g	32	18	50

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	1	1	2

Non-controlling interests		(13)	0	(13)

All-in sustaining costs		78	51	129

Global exploration and evaluation and project expense	f	1	0	1

Project capital expenditures	g	18	0	18

Non-controlling interests		(7)	0	(7)

All-in costs		90	51	141

Ounces sold - equity basis (000s ounces)		129	43	172

Cost of sales per ounce	i,j	791	1,136	877

Total cash costs per ounce	j	450	708	515

Total cash costs per ounce (on a co-product basis)	j,k	527	743	581

All-in sustaining costs per ounce	j	609	1,159	746

All-in sustaining costs per ounce (on a co-product basis)	j,k	686	1,194	812

All-in costs per ounce	j	697	1,159	813

All-in costs per ounce (on a co-product basis)	j,k	774	1,194	879

BARRICK THIRD QUARTER 2021	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/20
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		185	99	73	96	82	79	614

Depreciation		(69)	(43)	(20)	(43)	(28)	(4)	(207)

By-product credits		0	0	(1)	0	(6)	(14)	(21)

Non-recurring items	e	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(8)	(6)	(8)	(9)	(54)

Total cash costs		93	56	44	47	40	52	332

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	3	0	0	0	0	0	3

Minesite sustaining capital expenditures	g	77	14	7	2	2	0	102

Sustaining capital leases		0	5	0	0	0	0	5

Rehabilitation - accretion and amortization (operating sites)	h	2	0	1	0	1	0	4

Non-controlling interests		(16)	0	(1)	0	0	0	(17)

All-in sustaining costs		159	75	51	49	43	52	429

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	11	0	13	0	18	0	42

Non-controlling interests		(2)	0	(2)	0	(3)	0	(7)

All-in costs		168	75	62	49	58	52	464

Ounces sold - equity basis (000s ounces)		136	91	69	65	46	73	480

Cost of sales per ounce	i,j	1,088	1,088	903	1,329	1,502	907	1,106

Total cash costs per ounce	j	682	617	649	731	874	687	691

Total cash costs per ounce (on a co-product basis)	j,k	682	622	656	732	996	863	732

All-in sustaining costs per ounce	j	1,161	817	758	777	913	693	891

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,161	822	765	778	1,035	869	932

All-in costs per ounce	j	1,229	823	912	778	1,243	693	965

All-in costs per ounce (on a co-product basis)	j,k	1,229	828	919	779	1,365	869	1,006

BARRICK THIRD QUARTER 2021	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/21

	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		1,017	656	452	139	259	2,523	197	2,720

Depreciation		(194)	(205)	(149)	(107)	(68)	(723)	(36)	(759)

By-product credits		(2)	(2)	(4)	0	(147)	(155)	(1)	(156)

Non-recurring items	e	0	0	0	0	0	0	0	0

Other		0	0	0	0	8	8	0	8

Non-controlling interests		(316)	(173)	(115)	(13)	(20)	(637)	0	(637)

Total cash costs		505	276	184	19	32	1,016	160	1,176

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	18	8	1	3	0	30	2	32

Minesite sustaining capital expenditures	g	325	142	54	5	14	558	67	625

Sustaining capital leases		0	0	0	0	1	3	2	5

Rehabilitation - accretion and amortization (operating sites)	h	7	8	0	1	2	18	2	20

Non-controlling interests		(135)	(64)	(21)	(3)	(6)	(237)	0	(237)

All-in sustaining costs		720	370	218	25	43	1,388	233	1,621

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	67	47	0	0	125	0	125

Non-controlling interests		0	(26)	(18)	0	0	(48)	0	(48)

All-in costs		720	411	247	25	43	1,465	233	1,698

Ounces sold - equity basis (000s ounces)		625	338	253	127	85	1,428	118	1,546

Cost of sales per ounce	i,j	1,001	1,191	1,098	671	1,883	1,093	1,670	1,137

Total cash costs per ounce	j	808	816	725	152	384	712	1,361	762

Total cash costs per ounce (on a co-product basis)	j,k	810	819	735	152	1,395	775	1,366	821

All-in sustaining costs per ounce	j	1,152	1,094	857	200	508	973	1,980	1,050

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,154	1,097	867	200	1,519	1,036	1,985	1,109

All-in costs per ounce	j	1,152	1,216	971	200	508	1,027	1,980	1,099

All-in costs per ounce (on a co-product basis)	j,k	1,154	1,219	981	200	1,519	1,090	1,985	1,158

BARRICK THIRD QUARTER 2021	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)		For the nine months ended 9/30/21
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		554	153	707

Depreciation		(177)	(48)	(225)

By-product credits		(46)	(6)	(52)

Non-recurring items	e	0	0	0

Other		0	0	0

Non-controlling interests		(131)	0	(131)

Total cash costs		200	99	299

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	f	3	1	4

Minesite sustaining capital expenditures	g	115	114	229

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	h	6	1	7

Non-controlling interests		(51)	0	(51)

All-in sustaining costs		273	216	489

Global exploration and evaluation and project expense	f	0	0	0

Project capital expenditures	g	246	0	246

Non-controlling interests		(98)	0	(98)

All-in costs		421	216	637

Ounces sold - equity basis (000s ounces)		384	123	507

Cost of sales per ounce	i,j	869	1,241	988

Total cash costs per ounce	j	520	804	589

Total cash costs per ounce (on a co-product basis)	j,k	590	850	653

All-in sustaining costs per ounce	j	712	1,754	971

All-in sustaining costs per ounce (on a co-product basis)	j,k	782	1,800	1,035

All-in costs per ounce	j	1,097	1,754	1,262

All-in costs per ounce (on a co-product basis)	j,k	1,167	1,800	1,326

BARRICK THIRD QUARTER 2021	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 9/30/21
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		551	280	224	231	153	65	1,504

Depreciation		(206)	(104)	(41)	(69)	(40)	(2)	(462)

By-product credits		0	(1)	(2)	0	(9)	0	(12)

Non-recurring items	e	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(70)	0	(29)	(17)	(16)	(10)	(142)

Total cash costs		275	175	152	145	88	53	888

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	14	2	0	3	0	0	19

Minesite sustaining capital expenditures	g	182	42	34	15	14	0	287

Sustaining capital leases		2	7	0	1	0	0	10

Rehabilitation - accretion and amortization (operating sites)	h	3	1	5	0	1	0	10

Non-controlling interests		(40)	0	(6)	(2)	(2)	0	(50)

All-in sustaining costs		436	227	185	162	101	53	1,164

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	52	9	22	1	32	0	116

Non-controlling interests		(10)	0	(4)	0	(5)	0	(19)

All-in costs		478	236	203	163	128	53	1,261

Ounces sold - equity basis (000s ounces)		430	272	187	138	113	41	1,181

Cost of sales per ounce	i,j	1,023	1,029	1,007	1,508	1,136	1,347	1,100

Total cash costs per ounce	j	640	643	814	1,055	776	1,297	752

Total cash costs per ounce (on a co-product basis)	j,k	640	647	821	1,057	839	1,291	760

All-in sustaining costs per ounce	j	1,014	833	989	1,177	888	1,303	985

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,014	837	996	1,179	951	1,297	993

All-in costs per ounce	j	1,111	867	1,088	1,181	1,128	1,303	1,068

All-in costs per ounce (on a co-product basis)	j,k	1,111	871	1,095	1,183	1,191	1,297	1,076

BARRICK THIRD QUARTER 2021	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/20
	Footnote	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	North America
Cost of sales applicable to gold production		1,239	567	419	172	276	2,673	202	2,875

Depreciation		(232)	(164)	(132)	(122)	(72)	(722)	(28)	(750)

By-product credits		(2)	(1)	(3)	0	(95)	(101)	(1)	(102)

Non-recurring items	e	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(387)	(155)	(110)	(19)	(42)	(713)	0	(713)

Total cash costs		618	247	174	31	67	1,137	173	1,310

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	17	6	7	5	1	36	0	36

Minesite sustaining capital expenditures	g	285	207	29	23	26	591	59	650

Sustaining capital leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	h	6	10	0	1	2	19	1	20

Non-controlling interests		(119)	(86)	(14)	(11)	(10)	(248)	0	(248)

All-in sustaining costs		807	384	196	49	86	1,535	233	1,768

Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0	0

Project capital expenditures	g	0	43	37	0	0	150	0	150

Non-controlling interests		0	(16)	(14)	0	0	(57)	0	(57)

All-in costs		807	411	219	49	86	1,628	233	1,861

Ounces sold - equity basis (000s ounces)		765	375	242	110	100	1,592	167	1,759

Cost of sales per ounce	i,j	996	931	1,066	960	1,697	1,039	1,213	1,056

Total cash costs per ounce	j	807	660	720	278	665	714	1,040	745

Total cash costs per ounce (on a co-product basis)	j,k	808	662	728	280	1,251	753	1,044	781

All-in sustaining costs per ounce	j	1,055	1,026	813	443	852	964	1,409	1,006

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,056	1,028	821	445	1,438	1,003	1,413	1,042

All-in costs per ounce	j	1,055	1,096	908	443	852	1,023	1,411	1,060

All-in costs per ounce (on a co- product basis)	j,k	1,056	1,098	916	445	1,438	1,062	1,415	1,096

BARRICK THIRD QUARTER 2021	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)	For the nine months ended 9/30/20
	Footnote	Pueblo Viejo	Veladero	Porgera[l]	Latin America & Asia Pacific
Cost of sales applicable to gold production		532	159	101	792

Depreciation		(163)	(52)	(20)	(235)

By-product credits		(42)	(3)	(1)	(46)

Non-recurring items	e	0	0	0	0

Other		0	0	0	0

Non-controlling interests		(130)	0	0	(130)

Total cash costs		197	104	80	381

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	f	0	0	2	2

Minesite sustaining capital expenditures	g	86	63	11	160

Sustaining capital leases		0	1	3	4

Rehabilitation - accretion and amortization (operating sites)	h	4	3	0	7

Non-controlling interests		(36)	0	0	(36)

All-in sustaining costs		251	171	96	518

Global exploration and evaluation and project expense	f	3	0	0	3

Project capital expenditures	g	27	15	0	42

Non-controlling interests		(11)	0	0	(11)

All-in costs		270	186	96	552

Ounces sold - equity basis (000s ounces)		388	135	87	610

Cost of sales per ounce	i,j	825	1,180	1,168	952

Total cash costs per ounce	j	508	766	925	624

Total cash costs per ounce (on a co-product basis)	j,k	571	790	931	671

All-in sustaining costs per ounce	j	648	1,263	1,102	849

All-in sustaining costs per ounce (on a co-product basis)	j,k	711	1,287	1,108	896

All-in costs per ounce	j	694	1,376	1,102	901

All-in costs per ounce (on a co-product basis)	j,k	757	1,400	1,108	948

BARRICK THIRD QUARTER 2021	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/20
		Loulo-						Africa & Middle
	Footnote	Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	East
Cost of sales applicable to gold production		538	293	236	281	156	179	1,683

Depreciation		(202)	(126)	(70)	(127)	(59)	(9)	(593)

By-product credits		0	(1)	(2)	0	(10)	(23)	(36)

Non-recurring items	e	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(67)	0	(26)	(16)	(14)	(23)	(146)

Total cash costs		269	166	138	138	73	124	908
General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	f	9	2	0	2	0	0	13

Minesite sustaining capital expenditures	g	186	38	55	7	6	1	293

Sustaining capital leases		2	7	0	1	0	1	11

Rehabilitation - accretion and amortization (operating sites)	h	4	1	3	0	1	0	9

Non-controlling interests		(40)	0	(9)	(1)	(1)	0	(51)

All-in sustaining costs		430	214	187	147	79	126	1,183
Global exploration and evaluation and project expense	f	0	0	0	0	0	0	0

Project capital expenditures	g	11	1	17	0	26	0	55

Non-controlling interests		(2)	0	(3)	0	(4)	0	(9)

All-in costs		439	215	201	147	101	126	1,229

Ounces sold - equity basis (000s ounces)		416	275	206	191	83	153	1,324

Cost of sales per ounce	i,j	1,034	1,067	967	1,322	1,574	981	1,100
Total cash costs per ounce	j	646	606	673	725	885	803	686

Total cash costs per ounce (on a co-product basis)	j,k	646	609	680	726	983	930	709
All-in sustaining costs per ounce	j	1,031	776	911	769	949	815	892

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,031	779	918	770	1,047	942	915
All-in costs per ounce	j	1,053	781	979	769	1,215	815	927

All-in costs per ounce (on a co-product basis)	j,k	1,053	784	986	770	1,313	942	950

a.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

b.

On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 for more details.

c.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

d.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

e.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

f.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 73 of this MD&A.

g.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, and the development of the Gounkoto underground. Refer to page 72 of this MD&A.

h.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

i.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK THIRD QUARTER 2021	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)						For the three months ended 9/30/21

	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	Pueblo Viejo	Veladero

By-product credits	0	1	0	0	51	52	1	16	2

Non-controlling interest	0	(1)	0	0	(20)	(21)	0	(6)	0

By-product credits (net of non-controlling interest)	0	0	0	0	31	31	1	10	2

($ millions)						For the three months ended 9/30/21

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	0	1	0	5	0

Non-controlling interest	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	1	0	5	0

($ millions)						For the three months ended 6/30/21

	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	0	1	0	50	52	0	18	3

Non-controlling interest	(1)	0	(1)	0	(19)	(21)	0	(7)	0

By-product credits (net of non-controlling interest)	0	0	0	0	31	31	0	11	3

($ millions)						For the three months ended 6/30/21

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	1	1	0	4	1

Non-controlling interest	0	0	0	0	(1)	0

By-product credits (net of non-controlling interest)	0	1	1	0	3	1

($ millions)						For the three months ended 9/30/2020

	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	2	0	39	43	1	17	1

Non-controlling interest	(1)	0	(1)	0	(14)	(16)	0	(8)	0

By-product credits (net of non-controlling interest)	0	1	1	0	25	27	1	9	1

($ millions)						For the three months ended 9/30/2020

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	0	1	0	6	14

Non-controlling interest	0	0	0	0	(1)	(3)

By-product credits (net of non-controlling interest)	0	0	1	0	5	11

BARRICK THIRD QUARTER 2021	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the nine months ended 9/30/21

	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	Pueblo Viejo	Veladero

By-product credits	2	2	4	0	147	155	1	46	6

Non-controlling interest	(1)	(1)	(2)	0	(57)	(61)	0	(18)	0

By-product credits (net of non-controlling interest)	1	1	2	0	90	94	1	28	6

($ millions)					For the nine months ended 9/30/21

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	1	2	0	9	0

Non-controlling interest	0	0	0	0	(1)	0

By-product credits (net of non-controlling interest)	0	1	2	0	8	0

($ millions)						For the nine months ended 9/30/2020

	Carlin[a,b]	Cortez[c]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[d]	Hemlo	Pueblo Viejo	Veladero

By-product credits	2	1	3	0	95	101	1	42	3

Non-controlling interest	(1)	0	(1)	0	(37)	(39)	0	(17)	0

By-product credits (net of non-controlling interest)	1	1	2	0	58	62	1	25	3

($ millions)					For the nine months ended 9/30/2020

	Porgera	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	1	0	1	2	0	10	23

Non-controlling interest	0	0	0	0	0	(2)	(4)

By-product credits (net of non-controlling interest)	1	0	1	2	0	8	19

l.   As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three and nine month periods ended September 30, 2021 and the three month period ended September 30, 2020.

BARRICK THIRD QUARTER 2021	102	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Cost of sales	162	137	154	435	431

Depreciation/amortization	(60)	(46)	(61)	(154)	(167)

Treatment and refinement charges	42	39	39	122	118

Cash cost of sales applicable to equity method investments	74	72	57	225	195

Less: royalties and production taxes[a]	(27)	(25)	(16)	(75)	(38)

By-product credits	(2)	(3)	(4)	(9)	(10)

Other	0	0	0	0	0

C1 cash costs	189	174	169	544	529

General & administrative costs	3	5	4	13	13

Rehabilitation - accretion and amortization	1	2	2	4	7

Royalties and production taxes[a]	27	25	16	75	38

Minesite exploration and evaluation costs	3	4	2	9	4

Minesite sustaining capital expenditures	40	48	74	130	158

Sustaining leases	2	2	2	6	7

All-in sustaining costs	265	260	269	781	756

Pounds sold - consolidated basis (millions pounds)	101	96	116	310	349

Cost of sales per pound[b,c]	2.57	2.43	1.97	2.36	2.01

C1 cash cost per pound[b]	1.85	1.83	1.45	1.75	1.52

All-in sustaining costs per pound[b]	2.60	2.74	2.31	2.52	2.17

a.

For the three and nine month periods ended September 30, 2021, royalties and production taxes include royalties of $27 million and $75 million, respectively (June 30, 2021: $25 million and September 30, 2020: $16 million and $38 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)							For the three months ended

	9/30/21				6/30/21			9/30/20

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	79	162	19	68	137	26	46	154	30

Depreciation/amortization	(20)	(60)	(4)	(17)	(46)	(6)	(12)	(61)	(7)

Treatment and refinement charges	0	38	4	0	34	5	0	34	5

Less: royalties and production taxes[a]	0	(27)	0	0	(25)	0	0	(16)	0

By-product credits	0	0	(2)	0	0	(3)	0	0	(4)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	59	113	17	51	100	22	34	111	24

Rehabilitation - accretion and amortization	0	1	0	0	2	0	0	2	0

Royalties and production taxes[a]	0	27	0	0	25	0	0	16	0

Minesite exploration and evaluation costs	3	0	0	4	0	0	1	0	1

Minesite sustaining capital expenditures	8	30	2	5	43	0	11	63	0

Sustaining leases	1	1	0	1	0	1	1	1	0

All-in sustaining costs	71	172	19	61	170	23	47	193	25

Pounds sold - consolidated basis (millions pounds)	25	64	12	20	58	18	21	74	21

Cost of sales per pound[b,c]	3.13	2.54	1.51	3.56	2.36	1.47	2.20	2.06	1.43

C1 cash cost per pound[b]	2.33	1.76	1.35	2.68	1.72	1.27	1.64	1.49	1.14

All-in sustaining costs per pound[b]	2.77	2.68	1.55	3.15	2.92	1.39	2.27	2.58	1.17

BARRICK THIRD QUARTER 2021	103	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per pound information in dollars)			For the nine months ended

	9/30/21			9/30/20

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	230	435	66	194	431	76

Depreciation/amortization	(58)	(154)	(13)	(55)	(167)	(20)

Treatment and refinement charges	0	109	13	0	104	14

Less: royalties and production taxes[a]	0	(75)	0	0	(38)	0

By-product credits	0	0	(9)	0	0	(10)

Other	0	0	0	0	0	0

C1 cash costs	172	315	57	139	330	60
Rehabilitation - accretion and amortization	0	4	0	0	7	0

Royalties and production taxes[a]	0	75	0	0	38	0

Minesite exploration and evaluation costs	9	0	0	3	0	1

Minesite sustaining capital expenditures	15	110	5	24	127	7

Sustaining leases	3	2	1	4	3	0

All-in sustaining costs	199	506	63	170	505	68

Pounds sold - consolidated basis (millions pounds)	72	191	47	81	212	56

Cost of sales per pound[b,c]	3.21	2.28	1.39	2.39	2.03	1.38

C1 cash cost per pound[b]	2.39	1.65	1.21	1.72	1.55	1.09

All-in sustaining costs per pound[b]	2.76	2.64	1.37	2.10	2.38	1.23

a.

For the three and nine month periods ended September 30, 2021, royalties and production taxes include royalties of $27 million and $75 million, respectively (June 30, 2021: $25 million and September 30, 2020: $16 million and $38 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and income tax expense, finance costs, finance income and depreciation from equity investees. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net

Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK THIRD QUARTER 2021	104	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20

Net earnings	612	694	1,271	2,136	2,556

Income tax expense	323	343	284	1,040	928

Finance costs, net[a]	80	76	72	233	234

Depreciation	538	500	574	1,545	1,664

EBITDA	1,553	1,613	2,201	4,954	5,382

Impairment charges (reversals) of long-lived assets[b]	10	2	4	(77)	(309)

Acquisition/disposition (gains) losses[c]	(5)	(7)	(2)	(15)	(54)

Loss on currency translation	5	7	16	16	34

Other expense (income) adjustments[d]	12	14	(90)	37	56

Income tax expense, net finance costs, and depreciation from equity investees	94	90	94	273	277

Adjusted EBITDA	1,669	1,719	2,223	5,188	5,386

a.	Finance costs exclude accretion.
b.

For the three month period ended September 30, 2021, we recorded no significant impairment charges or reversals. Net impairment reversals for the nine months ended September 30, 2021 mainly relate to non-current asset reversals at Lagunas Norte. For the nine month period ended September 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

c.	Acquisition/disposition gains for the nine month period ended September 30, 2020 primarily relate to the gain on the sale of Massawa.
d.

Other expense adjustments for all periods mainly relate to care and maintenance expenses at Porgera. The three month period ended September 30, 2020 was further impacted by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals Corp., partially offset by Covid-19 donations. The nine month period ended September 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision.

Reconciliation of Income to EBITDA by operating site

($ millions)								For the three months ended 9/30/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	147	77	51	333	113	84	74	24	52	37

Depreciation	41	46	31	162	37	53	36	17	12	13
EBITDA	188	123	82	495	150	137	110	41	64	50

								For the three months ended 6/30/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	151	72	55	350	111	109	70	29	54	27

Depreciation	36	41	29	150	33	56	36	20	11	11
EBITDA	187	113	84	500	144	165	106	49	65	38

								For the three months ended 9/30/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	247	95	62	481	147	92	74	30	72	25

Depreciation	50	34	25	152	34	55	43	17	17	23
EBITDA	297	129	87	633	181	147	117	47	89	48

($ millions)								For the nine months ended 9/30/2021

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	486	198	178	1,058	355	306	207	75	146	71

Depreciation	119	126	92	454	107	164	104	48	35	34
EBITDA	605	324	270	1,512	462	470	311	123	181	105

BARRICK THIRD QUARTER 2021	105	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)							For the nine months ended 9/30/2020

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	551	293	157	1,154	341	267	186	70	165	14

Depreciation	143	102	81	444	99	162	126	52	59	49

EBITDA	694	395	238	1,598	440	429	312	122	224	63

a.

Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021. Please refer to page 30 for more details.

b.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Unrealized gains and losses on non-hedge derivative contracts;
∎	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
∎	Sales attributable to ore purchase arrangements;
∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound		Gold			Copper		Gold		Copper

information in dollars)	For the three months ended						For the nine months ended

	9/30/21	6/30/21	9/30/20	9/30/21	6/30/21	9/30/20	9/30/21	9/30/20	9/30/21	9/30/20

Sales	2,531	2,589	3,237	209	234	219	7,761	8,642	699	502

Sales applicable to non-controlling interests	(799)	(779)	(967)	0	0	0	(2,392)	(2,560)	0	0

Sales applicable to equity method investments[a,b]	166	168	183	154	161	121	488	502	485	348

Sales applicable to sites in closure or care and maintenance[c]	(11)	(28)	(53)	0	0	0	(80)	(152)	0	0

Treatment and refinement charges	9	0	4	42	39	39	9	6	122	118

Other[d]	0	0	0	0	0	0	0	15	0	0

Revenues – as adjusted	1,896	1,950	2,404	405	434	379	5,786	6,453	1,306	968

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,071	1,070	1,249	101	96	116	3,234	3,693	310	349

Realized gold/copper price per ounce/pound[e]	1,771	1,820	1,926	3.98	4.57	3.28	1,789	1,748	4.21	2.78

a.

Represents sales of $166 million and $489 million, respectively, for the three and nine month periods ended September 30, 2021 (June 30, 2021: $169 million and September 30, 2020: $176 million and $480 million, respectively) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $108 million and $304 million, respectively, for the three and nine months ended September 30, 2021 (June 30, 2021: $87 million and September 30, 2020: $66 million and $216 million, respectively) applicable to our 50% equity method investment in Zaldívar and $50 million and $194 million, respectively (June 30, 2021: $79 million and September 30, 2020: $59 million and $145 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina, Lagunas Norte up until its divestiture in June 2021, Golden Sunlight and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2021	106	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2020.

Endnotes

[1]	Further information on these non-GAAP measures, including detailed reconciliations, is included on pages 81 to 106 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

[6]	See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

[7]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

BARRICK THIRD QUARTER 2021	107	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[8]	North & Greater Leeville Significant Intercepts[a]

		Drill Results from Q3 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)c	Au (g/t)

			779.8 - 786.4	6.6	11.25

NLX-00002	212	(86)	869.3 - 873.7	4.4	3.80

NLX-00003	189	(84)		No significant intercept

NLX-00004	293	(84)	785.5 - 789.6	4.3	15.20

			782.7 - 785.9	3.2	4.04

NLX-00005	103	(85)	802.8 - 829.9	27.1	17.92

NLX-00008	190	(81.5)	788.5 - 792.2	3.7	5.22

NLX-00010	117	(72)	Partial results	42.4	32.62

			217.0 - 231.9	8.8	13.20

LUC-03316A	95	(36)	255.4 - 274.6	11.3	9.70

LUC-03348	270	(45)	114.6 - 128.5	9.8	12.40

LUC-03357	129	(15)	59.13 - 129.41	18.2	8.60

			46.9 - 64.2	6.3	7.20

LUC-03358	70	(21)	129.24 - 142.95	4.9	5.90

CGX-00036	183	(90)	825.7 - 852.2	26.5	20.43

			781.2 - 786.1	4.9	5.12

			805.6 - 810.5	4.8	4.76

			823.7 -847.0	23.3	32.58

CGX-00076A	115	(75)	898.2 - 901.9	3.7	9.00

			733.6 - 736.7	3.1	16.72

CGX-00078	106	(67)	756.5 - 789.4	32.9	16.94

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 2.5m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (CGX and LUC - Leeville, NLX - North Leeville, RKX - Rita K) followed by the year (21 for 2021) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[9]	South Arturo/El Niño Significant Intercepts[a]

Drill Results from Q3 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

SEC-21006	254	(10)	22.3 - 41.2	15.5	42.48

SEC-21008	178	(32)	11.3 - 27.1	15.6	15.97

SEC-21014	270	(18)	19.2 - 48.2	25.0	27.76

IER-21068	286	(23)	22.9 - 39.6	10.0	18.76

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (SEC - South Arturo El Niño Core, IER - Infill El Niño RC) followed by a 5-digit hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for the West El Niño target contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the West El Niño target conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2021	108	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[10]	CHUG Hanson Footwall Significant Intercepts[a]

Drill Results from Q3 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CMX-21012	217	42	479.6 - 499.5	16.9	11.24

a.	All intercepts calculated using a 4.2 g/t Au cutoff and are uncapped; minimum intercept width is 2.5m; internal dilution is less than 20% total width.
b.	Cortez drill hole nomenclature: Project (CMX- CHUG Minex) followed by the year (21 for 2021) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.

[11]	Bambadji Significant Intercepts[a]

Drill Results from Q3 2021

Drill Hole[b]	Azimuth	Dip	From	To	Width (m)[c]	Au (g/t)

			213.00	282.30	69.30	2.27
KBWDH011	110	(50)	150.10	191.00	40.9	0.91

KBWDH012	110	(50)	92.00	137.00	45.0	2.16

KBWRC061	110	(50)	13.00	23.00	10.0	1.31

KBWRC063	90	(50)	21.00	26.00	5.0	1.95

KBWRC072	110	(50)	167.00	171.00	4.0	3.84

KBWRC074	110	(50)	136.00	158.00	22.0	0.64

KBWRC075	110	(50)	5.00	50.00	45.0	2.34

KBWRC076	110	(50)	99.00	104.00	5.0	2.16

SYRC013	90	(50)	122.00	142.00	20.00	1.17

SYRC016	90	(50)	33.00	39.00	6.00	1.30

SYRC017	90	(50)	46.00	66.00	20.00	1.15

SYDH002	330	(50)	146.00	168.80	22.80	0.7

MADRC007	330	(50)	56.00	70.00	14.00	7.25

GFRC137	90	(50)	34.00	47.00	13.00	0.51

GFRC139	90	(50)	96.00	104.00	8.00	0.56

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.	Drill hole nomenclature: KBW (Kabewest), GF (Gefa), SY (Soya), BQW (Baqata West), MAD (Madina) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.	True widths uncertain at this stage.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS Bamako. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

[12]	Loulo-Gounkoto Significant Interceptsa

Drill Results from Q3 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			20.86-25.3	4.44	2.01

			28.3-31.85	3.55	1.05

			34.5-37.56	3.06	2.87

YRDH004	210.00	(51.00)	89.8-97.38	7.58	3.14

			27.23-32.75	5.52	3.80

BARRICK THIRD QUARTER 2021	109	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			82.53-97.78	15.25	3.13

			101.53-105.88	4.35	1.09

YRDH005	230.00	(51.00)	109.1-114.4	5.30	2.95

			77-80.1	3.10	2.55

			85.38-88.75	3.37	6.04

			92.35-94.53	2.18	1.46

			140.55-143.25	2.70	1.23

			185-190.95	5.95	4.72

			219.05-223.7	4.65	0.74

			238.3-242.15	3.85	3.74

			243.35-252.15	8.80	2.31

			265.2-268.4	3.20	2.12

YRDH006	165.00	(51.00)	281.8-290.2	8.40	11.08

			0-9	9.00	1.01

			11-17	6.00	2.69

			30-32	2.00	1.01

FARC655	89.78	(60.31)	47-52	5.00	1.31

			90-92	2.00	1.57

			104-114	10.00	9.10

			117-125	8.00	2.18

	88.80	(60.30)	172-176	4.00	0.79

FARC656	88.80	(60.30)	199-203	4.00	0.65

			8-10	2.00	0.64

			150-152	2.00	0.53

FARC658	92.97	(58.40)	228-232	4.00	9.66

			58-65	7.00	0.65

			78-80	2.00	1.10

FARC659	91.28	(60.07)	97-100	3.00	0.62

			0-3	3.00	1.06

			6-11	5.00	2.19

			12-41	29.00	1.05

			43-49	6.00	1.10

			61-64	3.00	0.86

			84-89	5.00	0.89

			93-96	3.00	5.30

			129-133	4.00	3.68

			136-165	29.00	3.53

			166-175	9.00	1.37

			184-188	4.00	0.58

			192-195	3.00	1.22

FARC660	90.41	(60.57)	236-240	4.00	0.55

			5-11	6.00	1.00

			21-30	9.00	0.78

			71-82	11.00	2.24

FARC661	90.00	(60.00)	134-138	4.00	0.87

			50-65	15.00	3.85

			84-86	2.00	3.31

			97-99	2.00	1.01

FARC662	89.90	(60.50)	104-106	2.00	1.76

			119-128	9.00	1.80

			137-140	3.00	1.20

			175-179	4.00	1.19

			186-188	2.00	1.71

			194-197	3.00	9.24

			218-222	4.00	0.54

BARRICK THIRD QUARTER 2021	110	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

FARC664	90.66	(60.64)	244-246	2.00	0.63

			39-57	18.00	6.02

			60-64	4.00	0.57

			74-78	4.00	2.04

			84-90	6.00	0.72

			91-95	4.00	7.05

			102-104	2.00	0.64

			113-119	6.00	0.75

			157-161	4.00	0.80

			182-184	2.00	0.61

			209-212	3.00	2.90

FARC666	88.02	(52.20)	233-240	7.00	0.56

FARC668	88.04	(60.53)	22-27	5.00	0.73

			76-84	8.00	3.01

			105-108	3.00	1.82

			177-181	4.00	0.75

FARC669	90.37	(60.26)	191-194	3.00	1.16

			20-22	2.00	0.79

			87-96	9.00	1.56

			97-105	8.00	1.54

			107-116	9.00	2.33

			147-155	8.00	5.06

			163-168	5.00	1.10

FARC670	90.00	(60.00)	208-215	7.00	1.59

			33-42	9.00	0.85

			46-48	2.00	0.89

FARC671	87.65	(60.79)	49-51	2.00	0.57

			143-146	3.00	0.69

			163-166	3.00	3.76

			210-214	4.00	0.85

			223-228	5.00	1.59

FARC673	90.46	(60.58)	233-238	5.00	0.76

			49-53	4.00	2.57

			141-151	10.00	11.91

FARC675	93.20	(60.39)	154-163	9.00	1.38

			69-74	5.00	1.27

			81-86	5.00	0.72

			88-97	9.00	0.86

			99-102	3.00	0.55

			115-118	3.00	2.88

			144-148	4.00	1.32

			150-153	3.00	1.22

			196-198	2.00	1.03

FARC676	93.25	(61.15)	225-229	4.00	0.80

			32-34	2.00	1.13

			46-51	5.00	0.92

FARC677	90.00	(60.00)	54-62	8.00	1.24

			110-112	2.00	1.11

			120-133	13.00	2.58

FARC678	90.60	(60.13)	199-202	3.00	5.88

			13-19	6.00	2.04

			31-33	2.00	0.54

FARC680	90.00	(60.00)	87-93	6.00	2.04

			36-38	2.00	1.66

DB1RC039	236.41	(55.41)	50-58	8.00	1.13

			96-102	6.00	3.35

BARRICK THIRD QUARTER 2021	111	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			120-125	5.00	0.65

DB1RC040	237.42	(55.43)	132-135	3.00	0.79

DB1RC042	229.73	(55.25)	41-46	5.00	0.79

			67-76	9.00	5.81

DB1RC043	229.10	(55.21)	123-126	3.00	0.59

			205-207	2.00	0.69

DB1RC044	227.73	(55.59)	284-287	3.00	0.65

			35-38	3.00	1.71

DB1RC045	228.45	(54.98)	44-59	15.00	1.19

			73-77	4.00	4.05

			89-92	3.00	1.15

			114-116	2.00	0.68

			128-131	3.00	1.11

DB1RC046	228.46	(55.51)	133-191	58.00	10.95

DB1RC049	227.48	(55.37)	7-10	3.00	1.06

			223-233	10.00	9.88

			298.6-302	3.40	0.78

DB1RCDH038	270.23	(55.59)	304.05-309.5	5.45	0.78

			22-25	3.00	0.67

			213.35-218.1	4.75	2.98

			220.2-224.4	4.20	0.83

DB1RCDH047	229.31	(54.95)	225.25-236.75	11.50	1.01

			183.55-187.5	3.95	0.61

			218.4-220.4	2.00	0.86

DB1RCDH048	228.70	(55.40)	245-247	2.00	2.10

DB1RCDH050	229.99	(55.58)	137-141	4.00	0.51

	228.30	(55.45)	115-120	5.00	0.66

	228.30	(55.45)	327.15-330.9	3.75	0.57

	228.30	(55.45)	333.4-335.6	2.20	1.05

DB1RCDH051	228.30	(55.45)	344.35-349	4.65	0.57

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.

Loulo-Gounkoto drill hole nomenclature: prospect initial YR (Yalea Ridge), DB1 (DB1), FA (Faraba Main), followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail).

c.	True widths uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

[13]	Nielle East Significant Intercepts[a]

			Drill Results from Q3 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Including[d] Interval (m)	Width (m)[c]	Au (g/t)

SNRC045	120	(50)	93 - 111	18.00	2.44

SNRC046	120	(50)	20 - 22	2.00	2.24

SNRC047	120	(50)	118 - 132	14.00	7.98	118- 124	6.00	14.91

SNRC048	120	(50)	83 - 91	8.00	7.14	88- 91	3.00	17.20

SNRC049	120	(50)	20 - 41	21.00	8.16	24- 35	11.00	14.26

SNRC050	120	(50)	182 - 203	21.00	4.90	189- 198	9.00	9.81

SNRC051	120	(50)	150 - 154	4.00	3.12

JBEDDH001	120	(50)	118.5 - 124.94	6.44	1.87

JBRC024	120	(50)	99 - 107	8.00	0.62

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; 2m for maximal internal dilution.
b.	Nielle drill hole nomenclature: prospect initial SN (Seydou North), JBE (Jubula East), JB (Jubula) followed by type of drilling RC (Reverse Circulation) or DDH (Diamond Drilling).

BARRICK THIRD QUARTER 2021	112	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

[14]	Boundiali East Significant Intercepts[a]

Drill Results from Q3 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Including[d] Interval (m)	Width (m)[c]	Au (g/t)

	270	(50)	10 - 20	10.00	4.14	11 - 19	8.00	4.98

	270	(50)	25 - 41	16.00	1.48	34 - 36	2.00	3.53

FSRC065	270	(50)	72 - 74	2.00	0.96

FSRC066	270	(50)	63 - 72	9.00	1.48

	290	(50)	3 - 9	6.00	0.95

KASRC031	290	(50)	16 - 20	4.00	1.77

KASRC034	290	(50)	28 -34	6.00	0.87

	290	(50)	0 - 2	2.00	0.75

	290	(50)	5 -11	6.00	2.28

KASRC035	290	(50)	20 - 25	5.00	1.18

KASRC037	290	(50)	64 - 66	2.00	1.14

	290	(50)	51 - 53	2.00	0.66

	290	(50)	95 - 98	3.00	1.97

	290	(50)	110 - 115	5.00	1.15

KASRC038	290	(50)	195 - 200	5.00	1.45

	290	(50)	73 - 78	5.00	1.08

	290	(50)	91 - 98	7.00	0.92

	290	(50)	106 - 109	3.00	1.42

	290	(50)	112 - 115	3.00	1.33

	290	(50)	132 - 135	3	1.12

	290	(50)	144 - 147	3	0.64

KASRC039	290	(50)	155 - 171	16	0.94

KASRC040	290	(50)	114 - 132	18	2.93	121 - 124	3	10.5

	290	(50)	125 - 127	2	0.67

	290	(50)	131- 133	2	0.61

	290	(50)	169 - 172	3	0.97

KASRC041	290	(50)	216 - 218	2	4.93

	290	(50)	44514	3	2.63

	290	(50)	24 - 26	2	0.81

	290	(50)	128 - 133	5	0.84

	290	(50)	137 - 139	2	0.65

KASRC042	290	(50)	151 - 158	7	0.94

	290	(50)	53 - 57	4	1.85

KASRC043	290	(50)	114 - 118	4	0.78

	290	(50)	172 - 175	3	1.23

	290	(50)	197 - 204.08	7.08	3.29

KASDH005	290	(50)	213.2 - 215.2	2	0.92

	125	(50)	22.5 - 29.7	7.2	1.15

	125	(50)	33.3 - 36.3	3	1.24

KASDH006	125	(50)	80.5 - 83.4	2.9	1.29

CABDH001	290	(50)	133.05 - 142	8.95	1.18

CABDH005	290	(50)	94.55 - 96.55	2	2.1

CABDH006	290	(50)	11.3 - 13.55	2.25	1.28

BARRICK THIRD QUARTER 2021	113	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; 2m for maximal internal dilution.
b.	Boundiali drill hole nomenclature: prospect initial FS (Fonondara), KAS (Kassere), CAB (Caribou) followed by type of drilling RC (Reverse Circulation) or DDH (Diamond Drilling).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.

The drilling results for the Boundiali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Boundiali property conform to industry accepted quality control methods.

[15]	Kibali Significant Intercepts[a]

		Drill Results from Q3 2021
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			12.00-14.00	2.00	1.00

MMRC0046	155	(60)	20.00-23.00	3.00	0.51

			0.00-7.00	7.00	1.17

MMRC0049	155	(60)	100.00-102.00	2.00	6.25

			80.00-84.00	4.00	1.67

MMRC0051	155	(60)	90.00-93.00	3.00	2.20

MMRC0054	155	(60)	118.00-123.00	5.00	0.93

MMDD0001	155	(60)	133.05-141.31	8.26	0.50

			17.00-20.00	3.00	1.53

MMRC0060	155	(60)	29.00-33.00	4.00	0.98

			10.00-14.00	4.00	2.18

			26.00-34.00	8.00	1.67

			38.00-45.00	7.00	0.68

MMRC0062	155	(60)	37.00-39.00	2.00	0.92

			37.00-40.00	3.00	1.93

MMRC0063	155	(60)	129.00-135.00	6.00	0.76

RZRC0001	175	(55)	0.00-14.00	14.00	0.50

RZRC0002	175	(55)	37.00-40.00	3.00	1.93

			1.00-3.00	2.00	0.50

			94.00-103.00	9.0	4.89

			107.00-109.00	2	0.99

RZRC0003	175	(55)	173.00-177.00	4	1.23

RZDD0002	175	(55)	265.00-271.00	6.0	0.85

RZDD0003	175	(55)	98.60-100.60	2.0	0.90

KCDU2406	321	(49)	161.50 - 222.00	60.5	25.20

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial KCD (Karagba Chauffeur Durba), RZ (Renzi), MM (Madungu-Memekazi) followed by the type of drilling U (Undeground hole), RC (Reverse Circulation), DD (Diamond), GC (Grade control) with no designation of the year. KCDU (KCD Underground).

c.	True widths uncertain at this stage.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK THIRD QUARTER 2021	114	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Revenue (notes 5 and 6)	$2,826	$3,540	$8,675	$9,316

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,768	1,927	5,184	5,603

General and administrative expenses	27	50	112	161

Exploration, evaluation and project expenses	67	72	205	221

Impairment (reversals) charges (notes 9b and 13)	10	4	(77)	(309)

Loss on currency translation	5	16	16	34

Closed mine rehabilitation	4	8	33	105

Income from equity investees (note 12)	(101)	(95)	(308)	(210)

Other expense (income) (note 9a)	18	(78)	63	(40)

Income before finance costs and income taxes	$1,028	$1,636	$3,447	$3,751

Finance costs, net	(93)	(81)	(271)	(267)

Income before income taxes	$935	$1,555	$3,176	$3,484

Income tax expense (note 10)	(323)	(284)	(1,040)	(928)

Net income	$612	$1,271	$2,136	$2,556

Attributable to:

Equity holders of Barrick Gold Corporation	$347	$882	$1,296	$1,639

Non-controlling interests (note 17)	$265	$389	$840	$917

Earnings per share data attributable to the equity holders of Barrick Gold Corporation
(note 8)

Net income

Basic	$0.20	$0.50	$0.73	$0.92

Diluted	$0.20	$0.50	$0.73	$0.92

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2021	115	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

Net income	$612	$1,271	$2,136	$2,556

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	(3)	—	(4)

Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	3	3	3

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	2	(1)	2	(6)

Items that will not be reclassified to profit or loss:

Actuarial loss on post employment benefit obligations, net of tax $nil, $1, $nil and $1	—	—	—	(2)

Net change on equity investments, net of tax $2, $(34), $7 and $(34)	(12)	38	(49)	131

Total other comprehensive (loss) income	(10)	37	(44)	122

Total comprehensive income	$602	$1,308	$2,092	$2,678

Attributable to:

Equity holders of Barrick Gold Corporation	$337	$919	$1,252	$1,761

Non-controlling interests	$265	$389	$840	$917

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2021	116	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,

	2021	2020	2021	2020

OPERATING ACTIVITIES

Net income	$612	$1,271	$2,136	$2,556

Adjustments for the following items:

Depreciation	538	574	1,545	1,664

Finance costs, net	101	83	295	280

Impairment (reversals) charges (notes 9b and 13)	10	4	(77)	(309)

Income tax expense (note 10)	323	284	1,040	928

Income from investment in equity investees	(101)	(95)	(308)	(210)

Gain on sale of non-current assets	(5)	(2)	(15)	(54)

Loss on currency translation	5	16	16	34

Change in working capital (note 11)	58	(3)	(191)	(317)

Other operating activities (note 11)	(17)	(149)	(133)	(43)

Operating cash flows before interest and income taxes	1,524	1,983	4,308	4,529

Interest paid	(18)	(19)	(171)	(173)

Income taxes paid[1]	(456)	(105)	(1,146)	(577)

Net cash provided by operating activities	1,050	1,859	2,991	3,779

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(569)	(548)	(1,766)	(1,508)

Sales proceeds	16	8	21	24

Investment sales	—	2	—	208

Divestitures (note 4)	—	—	19	256

Dividends received from equity method investments	53	38	214	92

Shareholder loan repayments from equity method investments	1	46	2	47

Net cash used in investing activities	(499)	(454)	(1,510)	(881)

FINANCING ACTIVITIES

Lease repayments	(5)	(8)	(15)	(20)

Debt repayments	—	—	(7)	(351)

Dividends	(158)	(141)	(475)	(387)

Return of capital (note 16)	(250)	—	(500)	—

Funding from non-controlling interests (note 17)	—	—	12	1

Disbursements to non-controlling interests (note 17)	(270)	(259)	(741)	(693)

Other financing activities (note 11)	37	—	101	(15)

Net cash used in financing activities	(646)	(408)	(1,625)	(1,465)

Effect of exchange rate changes on cash and equivalents	—	4	(1)	(3)

Net increase (decrease) in cash and equivalents	(95)	1,001	(145)	1,430

Cash and equivalents at the beginning of period	5,138	3,743	5,188	3,314

Cash and equivalents at the end of period	$5,043	$4,744	$5,043	$4,744

[1]

Income taxes paid excludes $(26) million (2020: $44 million) for the three months ended September 30, 2021 and $67 million (2020: $113 million) for the nine months ended September 30, 2021 of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2021	117	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30, 2021	As at December 31, 2020

ASSETS

Current assets

Cash and equivalents (note 14a)	$5,043	$5,188

Accounts receivable	600	558

Inventories	1,821	1,878

Other current assets	547	519

Total current assets	$8,011	$8,143

Non-current assets

Equity in investees (note 12)	4,762	4,670

Property, plant and equipment	24,747	24,628

Goodwill	4,769	4,769

Intangible assets	151	169

Deferred income tax assets	55	98

Non-current portion of inventory	2,651	2,566

Other assets	1,488	1,463

Total assets	$46,634	$46,506

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,444	$1,458

Debt	15	20

Current income tax liabilities	212	436

Other current liabilities	309	306

Total current liabilities	$1,980	$2,220

Non-current liabilities

Debt	5,139	5,135

Provisions	2,923	3,139

Deferred income tax liabilities	3,175	3,034

Other liabilities	1,327	1,268

Total liabilities	$14,544	$14,796

Equity

Capital stock (note 16)	$28,746	$29,236

Deficit	(7,132)	(7,949)

Accumulated other comprehensive loss	(30)	14

Other	2,034	2,040

Total equity attributable to Barrick Gold Corporation shareholders	$23,618	$23,341

Non-controlling interests (note 17)	8,472	8,369

Total equity	$32,090	$31,710

Contingencies and commitments (notes 5 and 18)

Total liabilities and equity	$46,634	$46,506

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2021	118	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit )	Accumulated other comprehensive income (loss)[1]	Other [2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710

Net income	—	—	1,296	—	—	1,296	840	2,136

Total other comprehensive loss	—	—	—	(44)	—	(44)	—	(44)

Total comprehensive income (loss)	—	—	1,296	(44)	—	1,252	840	2,092

Transactions with owners

Dividends	—	—	(475)	—	—	(475)	—	(475)

Return of capital (note 16)	—	(500)	—	—	—	(500)	—	(500)

Issued on exercise of stock options	50	—	—	—	—	—	—	—

Funding from non-controlling interests (note 17)	—	—	—	—	—	—	12	12

Disbursements to non-controlling interests (note 17)	—	—	—	—	—	—	(749)	(749)

Dividend reinvestment plan (note 16)	147	4	(4)	—	—	—	—	—

Share-based payments	899	6	—	—	(6)	—	—	—

Total transactions with owners	1,096	(490)	(479)	—	(6)	(975)	(737)	(1,712)

At September 30, 2021	1,779,286	$28,746	($7,132)	($30)	$2,034	$23,618	$8,472	$32,090

At January 1, 2020	1,777,927	$29,231	($9,722)	($122)	$2,045	$21,432	$8,395	$29,827

Net income	—	—	1,639	—	—	1,639	917	2,556

Total other comprehensive income	—	—	—	122	—	122	—	122

Total comprehensive income	—	—	1,639	122	—	1,761	917	2,678

Transactions with owners

Dividends	—	—	(387)	—	—	(387)	—	(387)

Issuance of 16% interest in Tanzania mines	—	—	—	—	—	—	238	238

Sale of Acacia exploration properties	—	—	—	—	(13)	(13)	13	—

Issued on exercise of stock options	70	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	1	1

Disbursements to non-controlling interests	—	—	—	—	—	—	(713)	(713)

Dividend reinvestment plan	129	4	(4)	—	—	—	—	—

Share-based payments	—	—	—	—	6	6	—	6

Total transactions with owners	199	4	(391)	—	(7)	(394)	(461)	(855)

At September 30, 2020	1,778,126	$29,235	($8,474)	$—	$2,038	$22,799	$8,851	$31,650

[1]	Includes cumulative translation losses at September 30, 2021: $94 million (December 31, 2020: $95 million; September 30, 2020: $94 million).
[2]	Includes additional paid-in capital as at September 30, 2021: $1,996 million (December 31, 2020: $2,002 million; September 30, 2020: $2,000 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2021	119	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1  ∎  Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2  ∎  Significant Accounting Policies

a)     Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2020 (“2020 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 3, 2021.

b)     New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3  ∎  Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2020 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2020 Annual Financial Statements.

a)     Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. For operating mines, the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)     Pascua-Lama

The Pascua-Lama project received $419 million as at September 30, 2021 (December 31, 2020: $459 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $48 million in VAT recoverable in Argentina as at September 30, 2021 (December 31, 2020: $53 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)     Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

BARRICK THIRD QUARTER 2021	120	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

d)     Covid-19

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The pandemic and efforts to contain it have had a significant effect on commodity prices and capital markets. We continue to enforce certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site delaying the commissioning of the Phase 6 leach pad. Hemlo also experienced a slower ramp-up of underground development in 2021 due to Covid-19 movement restrictions. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic and associated disruptions may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.

Our sites have continued to produce and sell their production, with no significant disruptions to date other than Veladero and Hemlo, as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver $3.0 billion in operating cash flow for the nine months ended September 30, 2021. Barrick has $5.0 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

4  ∎  Acquisitions and Divestitures

a)     Acquisition of South Arturo Non-Controlling Interest

On September 7, 2021, Barrick announced it had entered into a definitive asset exchange agreement (the “Exchange Agreement”) with i-80 Gold Corp. (“i-80 Gold”) to acquire the 40% interest in South Arturo that Nevada Gold Mines (“NGM”) did not already own, as well as a low-cost option to acquire the adjacent Rodeo Creek exploration property, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which are currently in care and maintenance. The exchange transaction closed on October 14, 2021.

The Exchange Agreement provides for payment to NGM of contingent consideration of up to $50 million based on mineral resources from the Lone Tree property. In connection with the asset exchange, NGM also entered into toll-milling agreements providing i-80 Gold with interim processing capacity at NGM’s autoclave facilities until the earlier of the three-year anniversary of the asset exchange and the date on which the Lone Tree facility is operational, and separately at NGM’s roaster facilities for a 10-year period. In addition, each party assumed the environmental liabilities and closure bonding for their acquired properties.

NGM is expected to recognize a gain in the fourth quarter of 2021 in relation to the disposition of Lone Tree. In addition, the difference between the carrying value of the South Arturo non-controlling interest and the fair value of the transaction will be recorded as a loss in equity in the fourth quarter.

b)     Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved.

c)     Massawa Project

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”), now Endeavour Mining Corporation, for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. In the first quarter of 2021, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

BARRICK THIRD QUARTER 2021	121	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5  ∎  Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as the CODM began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the current year.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$584	$268	$67	$8	$4	$237

Cortez[2]	367	165	75	3	(1)	125

Turquoise Ridge[2]	237	105	50	1	(1)	82

Pueblo Viejo[2]	382	125	61	1	1	194

Loulo-Gounkoto[2]	298	120	68	5	4	101

Kibali	166	56	36	1	(1)	74

Veladero	81	41	17	1	(2)	24

North Mara[2]	139	62	14	—	—	63

Bulyanhulu[2]	108	47	15	—	1	45

Other Mines[2]	613	287	163	2	13	148

Reportable segment total	$2,975	$1,276	$566	$22	$18	$1,093

Share of equity investees	(166)	(56)	(36)	(1)	1	(74)

Segment total	$2,809	$1,220	$530	$21	$19	$1,019

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2020	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$852	$358	$82	$7	$4	$401

Cortez[2]	358	144	55	5	—	154

Turquoise Ridge[2]	240	95	41	2	—	102

Pueblo Viejo[2]	417	113	56	2	(5)	251

Loulo-Gounkoto[2]	329	116	69	3	26	115

Kibali	176	56	43	—	3	74

Veladero	82	32	17	—	3	30

North Mara[2]	158	53	20	—	—	85

Bulyanhulu[2]	117	54	28	—	5	30

Other Mines[2]	932	363	192	3	14	360

Reportable segment total	$3,661	$1,384	$603	$22	$50	$1,602

Share of equity investees	(176)	(56)	(43)	—	(3)	(74)

Segment total	$3,485	$1,328	$560	$22	$47	$1,528

BARRICK THIRD QUARTER 2021	122	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$1,819	$823	$194	$18	($5)	$789

Cortez[2]	987	451	205	8	1	322

Turquoise Ridge[2]	741	303	149	1	(1)	289

Pueblo Viejo[2]	1,171	377	177	3	11	603

Loulo-Gounkoto[2]	964	345	206	14	18	381

Kibali	489	176	104	2	—	207

Veladero	229	105	48	1	—	75

North Mara[2]	402	183	41	—	2	176

Bulyanhulu[2]	240	113	40	—	3	84

Other Mines[2]	2,019	891	451	8	44	625

Reportable segment total	$9,061	$3,767	$1,615	$55	$73	$3,551

Share of equity investees	(489)	(176)	(104)	(2)	—	(207)

Segment total	$8,572	$3,591	$1,511	$53	$73	$3,344

Consolidated Statement of Income Information

		Cost of Sales

For the nine months ended September 30, 2020	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$2,168	$1,007	$232	$17	$16	$896

Cortez[2]	1,056	403	165	10	2	476

Turquoise Ridge[2]	684	287	132	7	2	256

Pueblo Viejo[2]	1,126	369	163	7	(5)	592

Loulo-Gounkoto[2]	912	336	202	9	31	334

Kibali	480	167	126	2	(1)	186

Veladero	234	107	52	—	5	70

North Mara[2]	429	166	70	—	(3)	196

Bulyanhulu[2]	198	97	59	—	24	18

Other Mines[2]	2,367	1,096	546	10	47	668

Reportable segment total	$9,654	$4,035	$1,747	$62	$118	$3,692

Share of equity investees	(480)	(167)	(126)	(2)	1	(186)

Segment total	$9,174	$3,868	$1,621	$60	$119	$3,506

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2021, accretion expense was $7 million (2020: $4 million) and for the nine months ended September 30, 2021, accretion expense was $20 million (2020: $16 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2021 for Nevada Gold Mines $558 million, $339 million, $214 million (2020: $668 million, $359 million, $303 million), Pueblo Viejo $156 million, $74 million, $81 million (2020: $171 million, $67 million, $104 million), Loulo-Gounkoto $60 million, $37 million, $20 million (2020: $65 million, $36 million, $23 million), North Mara, Bulyanhulu and Buzwagi $41 million, $23 million, $17 million (2020: $75 million, $37 million, $37 million), and Tongon $8 million, $8 million, $1 million (2020: $14 million, $9 million, $4 million) and for the nine months ended September 30, 2021 for Nevada Gold Mines $1,656 million, $971 million, $674 million (2020: $1,781 million, $1,031 million, $727 million), Pueblo Viejo $477 million, $220 million, $252 million (2020: $463 million, $211 million, $251 million), Loulo-Gounkoto $193 million, $110 million, $76 million (2020: $182 million, $107 million, $67 million), North Mara, Bulyanhulu and Buzwagi $115 million, $71 million, $43 million (2020: $158 million, $91 million, $63 million) and Tongon $28 million, $24 million, $4 million (2020: $38 million, $29 million, $9 million), respectively.

BARRICK THIRD QUARTER 2021	123	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Segment income	$1,019	$1,528	$3,344	$3,506

Other revenue	17	55	103	142

Other cost of sales/amortization	(18)	(39)	(82)	(114)

Exploration, evaluation and project expenses not attributable to segments	(46)	(50)	(152)	(161)

General and administrative expenses	(27)	(50)	(112)	(161)

Other income (expense) not attributable to segments	(7)	116	(10)	133

Impairment reversals (charges)	(10)	(4)	77	309

Loss on currency translation	(5)	(16)	(16)	(34)

Closed mine rehabilitation	(4)	(8)	(33)	(105)

Income from equity investees	101	95	308	210

Finance costs, net (includes non-segment accretion)	(86)	(77)	(251)	(251)

Gain on non-hedge derivatives	1	5	—	10

Income before income taxes	$935	$1,555	$3,176	$3,484

Capital Expenditures Information

	Segment capital expenditures[1]

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Carlin	$95	$92	$328	$288

Cortez	69	101	201	326

Turquoise Ridge	40	20	112	73

Pueblo Viejo	122	55	366	115

Loulo-Gounkoto	70	94	228	203

Kibali	19	9	50	40

Veladero	30	21	113	63

North Mara	21	23	58	59

Bulyanhulu	10	22	43	35

Other Mines	63	108	213	260
Reportable segment total	$539	$545	$1,712	$1,462

Other items not allocated to segments	38	13	97	58
Total	$577	$558	$1,809	$1,520

Share of equity investees	(19)	(9)	(50)	(40)

Total	$558	$549	$1,759	$1,480

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2021, cash expenditures were $569 million (2020: $548 million) and the decrease in accrued expenditures was $11 million (2020: $1 million increase). For the nine months ended September 30, 2021, cash expenditures were $1,766 million (2020: $1,508 million) and the decrease in accrued expenditures was $7 million (2020: $28 million decrease).

Purchase Commitments

At September 30, 2021, we had purchase obligations for supplies and consumables of $1,740 million (December 31, 2020: $1,882 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $189 million at September 30, 2021 (December 31, 2020: $223 million).

BARRICK THIRD QUARTER 2021	124	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

6  ∎  Revenue

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Gold sales

Spot market sales	$2,461	$2,973	$7,600	$8,145

Concentrate sales	70	246	162	475

Provisional pricing adjustments	—	18	(1)	22

	$2,531	$3,237	$7,761	$8,642

Copper sales

Concentrate sales	$239	$194	$684	$474

Provisional pricing adjustments	(30)	25	15	28

	$209	$219	$699	$502

Other sales[1]	86	84	215	172

Total	$2,826	$3,540	$8,675	$9,316

[1]	Revenues include the sale of by-products for our gold and copper mines.

7  ∎  Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended September 30	2021	2020	2021	2020	2021	2020	2021	2020

Site operating costs[1,2]	$1,025	$1,151	$73	$76	$2	$—	$1,100	$1,227

Depreciation[1]	475	508	60	61	3	5	538	574

Royalty expense	93	103	27	16	—	—	120	119

Community relations	8	6	2	1	—	—	10	7

	$1,601	$1,768	$162	$154	$5	$5	$1,768	$1,927

	Gold		Copper		Other[3]		Total

For the nine months ended September 30	2021	2020	2021	2020	2021	2020	2021	2020

Site operating costs[1,2]	$3,061	$3,352	$203	$224	$2	$4	$3,266	$3,580

Depreciation[1]	1,377	1,480	154	167	14	17	1,545	1,664

Royalty expense	278	303	75	38	—	—	353	341

Community relations	17	16	3	2	—	—	20	18

	$4,733	$5,151	$435	$431	$16	$21	$5,184	$5,603

[1]

Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $5 million for the three months ended September 30, 2021 (2020: $11 million) and $19 million for the nine months ended September 30, 2021 (2020: $29 million).

[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8  ∎  Earnings Per Share

		For the three months ended September 30				For the nine months ended September 30

	2021		2020		2021		2020

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$612	$612	$1,271	$1,271	$2,136	$2,136	$2,556	$2,556

Net income attributable to non-controlling interests	(265)	(265)	(389)	(389)	(840)	(840)	(917)	(917)

Net income attributable to equity holders of Barrick Gold Corporation	$347	$347	$882	$882	$1,296	$1,296	$1,639	$1,639

Weighted average shares outstanding	1,779	1,779	1,778	1,778	1,779	1,779	1,778	1,778

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.20	$0.20	$0.50	$0.50	$0.73	$0.73	$0.92	$0.92

BARRICK THIRD QUARTER 2021	125	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

9  ∎  Other Expense

a) Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Other expense:

Bank charges	$—	$3	$6	$12

Bulyanhulu reduced operations program cost[1]	—	5	—	19

Covid-19 donations	—	4	—	22

Litigation	4	3	11	12

Loss on warrant investments at fair value through profit or loss (“FVPL”)	5	—	15	—

Porgera care and maintenance costs	13	12	39	39

Other	10	10	21	40

Total other expense	$32	$37	$92	$144

Other income:

Gain on sale of long-lived assets	($5)	($2)	($15)	($54)

Remeasurement of silver sale liability	—	(104)	—	(104)

Gain on non-hedge derivatives	(1)	(5)	—	(10)

Interest income on other assets	(5)	(4)	(11)	(16)

Other	(3)	—	(3)	—

Total other income	($14)	($115)	($29)	($184)

Total	$18	($78)	$63	($40)

[1]	Primarily relates to care and maintenance costs.

b) Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Impairment (reversals) charges of non-current assets[1]	$10	$4	($77)	($321)

Impairment of intangibles	—	—	—	12

Total	$10	$4	($77)	($309)

[1]	Refer to note 13 for further details.

10  ∎  Income Tax Expense

	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Current	$336	$372	$838	$846

Deferred	(13)	(88)	202	82

	$323	$284	$1,040	$928

Income tax expense was $1,040 million for the nine months ended September 30, 2021 (2020: $928 million). The unadjusted effective income tax rate for the nine months ended September 30, 2021 was 33% of the income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2021 was 27% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at

Hemlo; the impact of the sale of our Lagunas Norte mine; the impact of the settlement of the Massawa Senegalese tax dispute; the impact of tax reform measures in Argentina; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian net deferred tax liabilities. In the nine months ended September 30, 2021, a deferred tax expense of $37 million (2020: $6 million deferred tax recovery) primarily arose from translation losses on tax balances in Argentina and Mali due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. These net translation losses are included within deferred income tax expense.

Withholding Taxes

For the nine months ended September 30, 2021, we have recorded $22 million (2020: $19 million related to the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States. We have also recorded $25 million of dividend withholding taxes related to the distributed earnings of our subsidiaries in the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

Nevada Mining Excise Tax

A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with a highest rate of 1.1% and first payment expected in April 2022.

The bill does not take into consideration expenses or costs incurred to generate gross proceeds, therefore, this tax is treated as a gross receipts tax and not as a tax based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

Argentina Deferred Taxes

On June 16, 2021, Argentina enacted a law increasing its corporate tax rate from 30% to 35% for 2021 and thereafter. This law supersedes previous legislation that was expected to enforce a corporate tax rate of 25% for 2021. In addition, the dividend withholding tax was decreased from 13% to 7% for 2021 and thereafter.

A deferred tax expense of $72 million was recorded in the second quarter of 2021 as a result of these tax reform measures.

BARRICK THIRD QUARTER 2021	126	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

11 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Adjustments for non-cash income statement items:

Gain on non-hedge derivatives	($1)	($5)	$—	($10)

Loss on warrant investments at FVPL	5	—	15	—

Share-based compensation expense	5	23	41	73

Remeasurement of silver sale liability	—	(104)	—	(104)

Change in estimate of rehabilitation costs at closed mines	4	8	33	105

Net inventory impairment charges	4	11	12	29

Change in other assets and liabilities	8	(51)	(96)	(34)

Settlement of share-based compensation	—	—	(44)	(27)

Settlement of rehabilitation obligations	(42)	(31)	(94)	(75)

Other operating activities	($17)	($149)	($133)	($43)

Cash flow arising from changes in:

Accounts receivable	($21)	($110)	($15)	($158)

Inventory	(72)	101	(183)	76

Other current assets	(36)	89	(118)	(50)

Accounts payable	209	(88)	136	(161)

Other current liabilities	(22)	5	(11)	(24)

Change in working capital	$58	($3)	($191)	($317)

Financing Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30

	2021	2020	2021	2020

Pueblo Viejo JV partner shareholder loan	$37	$—	$101	$—

Debt extinguishment costs	—	—	—	(15)

Other financing activities	$37	$—	$101	($15)

12  ∎  Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2020	$3,218	$296	$955	$58	$4,527

Equity pick-up from equity investees	201	74	12	1	288

Dividends received	(140)	—	—	(1)	(141)

Shareholder loan repayment	—	(1)	—	(3)	(4)

At December 31, 2020	$3,279	$369	$967	$55	$4,670

Equity pick-up from equity investees	166	100	42	—	308

Dividends received	(124)	(25)	(65)	—	(214)

Shareholder loan repayment	—	—	—	(2)	(2)

At September 30, 2021	$3,321	$444	$944	$53	$4,762

BARRICK THIRD QUARTER 2021	127	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

13  ∎  Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2020 Annual Financial Statements for further information.

For the nine months ended September 30, 2021, we recorded net impairment reversals of $77 million (2020: $309 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals

2021

Lagunas Norte

As described in note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the fair value less costs of disposal (“FVLCD”). The transaction closed on June 1, 2021.

Porgera

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”). The financial impact will be determined once the definitive agreements, which are currently being negotiated, have been signed. We have determined that as at September 30, 2021, there is no loss to recognize. Refer to note 18 for more information.

2020

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.

We determined this to be an indicator of impairment reversal, as the resolution of the long standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital (“WACC”) and the removal of the estimated impact of the previously anticipated issuance of equity to the GoT. The key assumptions and estimates used in determining the FVLCD were a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1-1.3 and a WACC of 5.4%-6.2%. Management assumed the resumption of concentrate sales and exports commencing in Q2 2020 and the resumption of production from underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in the first quarter of 2020 of $649 million at Bulyanhulu and $88 million at North Mara, based on a FVLCD of $1,237 million and $967 million, respectively. No impairment reversal was recognized at Buzwagi.

The FVLCD was also used to determine the initial value assigned to the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $238 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.

As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $332 million net impairment reversal on the consolidated statement of income.

14  ∎  Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/ receive cash or another financial instrument.

a)    Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

b)    Debt

In May 2021, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.125% on drawn amounts, and a standby rate of 0.11% on undrawn amounts. The Credit Facility also includes terms to replace LIBOR with a suitable replacement once that matter is resolved. As part of the amendment, the termination date of the Credit Facility was extended from January 2025 to May 2026. The Credit Facility was undrawn as at September 30, 2021.

BARRICK THIRD QUARTER 2021	128	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15  ∎  Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$5,043	$—	$—	$5,043

Other investments[1]	363	—	—	363

Derivatives	—	51	—	51

Receivables from provisional copper and gold sales	—	299	—	299
	$5,406	$350	$—	$5,756

[1]	Includes equity investments in other mining companies.

b)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2021		As at December 31, 2020

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$402	$402	$571	$571

Other investments[2]	363	363	428	428

Derivative assets[3]	51	51	40	40
	$816	$816	$1,039	$1,039

Financial liabilities

Debt[4]	$5,154	$6,988	$5,155	$7,288

Other liabilities	459	459	382	382
	$5,613	$7,447	$5,537	$7,670

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2020 Annual Financial Statements and have been consistently applied in these interim financial statements.

16  ∎  Capital Stock

a)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,779,285,869 common shares as at September 30, 2021). Our common shares have no par value.

b)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 147,248 common shares issued to shareholders for the nine months ended September 30, 2021.

c)    Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche was paid on June 15, 2021, to shareholders of record at the close of business on May 28, 2021 while the second tranche was paid on September 15, 2021 to shareholders of record at the close of business on August 31, 2021. The remaining distribution of $250 million is expected to be paid on December 15, 2021, to shareholders of record at the close of business on November 30, 2021.

BARRICK THIRD QUARTER 2021	129	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

17  ∎  Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Other	Total
NCI in subsidiary at September 30, 2021	38.5%	40%	16%	20%	10.3%	Various

At January 1, 2020	$6,039	$1,424	$—	$901	$47	($16)	$8,395

Share of income (loss)	965	196	57	68	9	(5)	1,290

Cash contributed	—	—	—	—	—	11	11

Increase in non-controlling interest	—	—	251	—	—	—	251

Disbursements	(1,026)	(427)	(45)	(36)	(17)	(27)	(1,578)

At December 31, 2020	$5,978	$1,193	$263	$933	$39	($37)	$8,369

Share of income	616	140	30	51	3	—	840

Cash contributed	—	—	—	—	—	12	12

Disbursements	(552)	(128)	—	(42)	(16)	(11)	(749)

At September 30, 2021	$6,042	$1,205	$293	$942	$26	($36)	$8,472

[1]	Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

18  ∎  Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2020 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2020 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2020 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

On February 19, 2021, the Ontario Court of Appeal allowed the proposed representative Plaintiffs’ appeal in part. The Ontario Court of Appeal set aside the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Ontario Court of Appeal upheld the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile. The Company subsequently filed an application for leave to appeal to the Supreme Court of Canada.

On July 29, 2021, the Supreme Court of Canada dismissed Barrick’s application for leave to appeal. As a result, the case will go back to the Ontario Superior Court, which will determine anew whether to grant leave to proceed with the balance of the Plaintiffs’ statutory secondary market misrepresentations claims. The Superior Court is scheduled to hear the matter in January 2022.

The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it currently does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed in respect of the balance of their statutory secondary market misrepresentation claims is determined.

The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Veladero - Operational Incidents and Associated Proceedings

Regulatory Proceedings and Actions

Federal Amparo Action

The Federal Court ordered the resumption of the proceedings on February 19, 2021.

Criminal Matters

Provincial Criminal Proceedings

On June 21, 2021, the Court issued a decision dismissing all charges against the defendants. The case is now closed.

Veladero – Tax Assessment and Criminal Charges

On June 2, 2021 the trial court issued a decision dismissing the Criminal Tax Case against the directors. The Argentinean Federal Tax Authority (“AFIP”) appealed and the Company’s response to the appeal was filed on July 25, 2021.

On September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case will be remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals.

Writ of Kalikasan

One additional judicial affidavit was delivered by the Petitioners by February 10, 2021 and the Petitioners manifested their intention to introduce additional evidence without judicial affidavits. The Company objected to Petitioners’ manifested intention as well as to the admissibility of the additional judicial affidavit delivered by the Petitioners.

On February 17, 2021, the Province of Marinduque filed a Motion to Implead asking the Court of

BARRICK THIRD QUARTER 2021	130	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Appeal to add Marcopper Mining Corporation as a respondent. On March 1, 2021, the Company filed both a Manifestation submitting that the Motion to Implead is premature in light of the Company’s Motion for Partial Reconsideration filed February 9, 2021, and an Opposition to the Motion to Implead. The February 24, 2021 hearing date did not proceed.

On March 26, 2021, the Company filed a Petition for Certiorari in the Supreme Court seeking to set aside the Court of Appeals’ rulings of November 25, 2020 and January 21, 2021 relating to the Petitioners’ ability to call additional witnesses and file additional judicial affidavits.

On June 14, 2021, the Court of Appeals released a Resolution denying the Company’s Motion for Partial Reconsideration filed February 9, 2021 as well as the Province of Marinduque’s Motion to Implead Marcopper Mining Corporation as a respondent.

On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province of Marinduque’s Petition for Intervention.

On July 2, 2021, the Province of Marinduque filed a Motion for Reconsideration of the June 14, 2021 Resolution of the Court of Appeals denying the Motion to Implead Marcopper Mining Corporation as a respondent. On July 15, 2021, the Company filed its Comment Ad Cautelam in response to the Province of Marinduque’s Motion for Reconsideration.

On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial.

On September 10, 2021, the Company filed a Petition for Certiorari of the January 21, 2021 and June 14, 2021 Resolutions of the Court of Appeals, which granted the Province of Marinduque leave to intervene in the Writ of Kalikasan proceeding and denied the Company’s Motion for Partial Reconsideration of that decision.

Court filing deadlines in the Philippines were suspended from August 4, 2021 until October 18, 2021 due to Covid-19 quarantine requirements. The next trial date has not been scheduled.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Reko Diq Arbitration

On March 16, 2021, the International Centre for Settlement of Investment Disputes (“ICSID”) registered a request for revision filed by the Government of Pakistan, resulting in a provisional stay on enforcement of the ICSID Award. The original panel that decided the case has reconstituted itself to hear the revision request. On September 7, 2021, the panel rejected Pakistan’s request to continue the provisional stay on enforcement of the ICSID Award and lifted it. Tethyan Copper Company Pty Limited (“TCC”), the joint venture entity that holds Barrick’s 50% interest in the Reko Diq project, is vigorously opposing the revision request.

The Annulment Committee held its merits hearing on May 26 through 29, 2021. The decision of the Annulment Committee is pending.

The Company cannot reasonably estimate the financial effect of the ICSID Award. No amounts have been recognized at this time.

Porgera Special Mining Lease Extension

On April 25, 2020, the Porgera Gold Mine was put on care and maintenance, after BNL, the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for a twenty year extension of the SML under which the Porgera mine was operated, previously filed in June of 2017, had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera Mine could be reopened, for the benefit of all stakeholders involved.

On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea and Kumul Minerals Holdings Limited (“Kumul Minerals Holdings”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. The Framework Agreement reflects the key principles previously agreed between the parties on October 15, 2020. Under the terms of the Framework Agreement, the Papua New Guinea stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL will retain operatorship of the mine. The Framework Agreement also provides that Papua New Guinea stakeholders and BNL will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of Papua New Guinea will retain the option to acquire BNL’s 49% equity participation at fair market value after 10 years.

The provisions of the Framework Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. On October 15, 2021, the PNG government, Kumul Minerals Holdings and BNL signed the first of these definitive agreements, the Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement implements certain commercial and financial terms of the Framework Agreement and will become effective upon signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture.    In the meantime, under standstill arrangements contemplated by the Framework Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera Tax Audits

The Company remains in discussions with the IRC regarding the tax audits for 2006 through 2015 which resulted in the issuance of amended tax assessments against BNL on October 2, 2020. As previously reported, the Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made.

The Company has not recorded any additional estimated amounts for the potential liability arising from the

BARRICK THIRD QUARTER 2021	131	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

amended assessments as the Company cannot reasonably predict the outcome.

Massawa Senegalese Tax Dispute

On March 10, 2021, the Company filed an application with the International Chamber of Commerce (“ICC”) in Paris in accordance with the Mining Convention for Gold and Related Substances, dated November 24, 2003, pertaining to the Senegal mining code between the Government of the Republic of Senegal and the Company. On July 16, 2021, the ICC confirmed the appointment of three arbitrators to the tribunal.

On September, 21 2021, the Company and the Government of the Republic of Senegal settled the Massawa tax dispute. The Company is in the process of withdrawing its request for arbitration at the ICC.

The settlement amount has been paid by the Company and no provision has been retained for this matter.

BARRICK THIRD QUARTER 2021	132	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD   The New York Stock Exchange

ABX      The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “vision”, “strategy”, “target”, “goal”, “plan”, “opportunities”, “guidance”, “intended”, “project”, “pursuit”, “continue”, “ongoing”, “transition”, “estimate”, “potential”, “prospects”, “future”, “updating”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including potential life of mine extensions at Pueblo Viejo and Loulo-Gounkoto; the potential for Bulyanhulu, together with North Mara, to produce more than 500,000 ounces of gold per year and achieve a 20-year mine life; timing of production ramp-up and reserve conversion at Goldrush; Barrick’s engagement with local communities to manage the Covid-19 pandemic, including Covid-19 vaccine initiatives; our plans and expected timing and benefits of our growth projects, including the Goldrush, Veladero Phase 7 leach pad and Pueblo Viejo mine life extension and expansion projects; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves and replace reserves net of depletion from production; asset sales, joint ventures and partnerships; Barrick’s global exploration strategy and planned exploration activities, including at Donlin and Bulyanhulu; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and local procurement and developments efforts; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s special mining lease; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.